Exhibit 99.1
IFRS FINANCIAL REPORTS 2007
SAP GROUP
THE BEST-RUN BUSINESSES RUN SAPTM

HELPING CUSTOMERS ADAPT TO A WORLD OF CHANGE
OUR ROAD MAP TO THE FUTURE
Innovation is no longer the exclusive realm of the research and development lab. Today, it’s the responsibility of every person in every organization – every business day.
SAP fosters innovation at the speed of today’s fast-moving business environment. From technology platforms that allow applications to be customized “on the fly,” to comprehensive support services, to the world’s most complete family of solutions for businesses of all sizes, we provide the tools that enable customers to stay one step ahead of relentless change while helping individual users work more productively. What’s more, we deliver these tools with the added value of unparalleled expertise in more than 25 distinct industries, and the support of the world’s largest partner ecosystem.
This unique combination has helped SAP become the world’s enterprise software leader, with 43,800 employees in more than 50 countries, and over 46,100 customers worldwide.
SAP continues to accelerate the pace of change, through new technology platforms, new applications, and new best practices, to serve an ever-expanding universe of customers, industry categories, and business roles. Because innovation and responsiveness are what our business is all about.

CONTENTS

002	Independent Auditor’s Report

003	Review of SAP Group Operations

065	Consolidated Financial Statements

065	Consolidated Statements of Income

066	Consolidated Balance Sheets

068	Consolidated Statements of Recognized Income and Expense

069	Consolidated Statements of Changes in Equity

070	Consolidated Statements of Cash Flows

071	Notes to the Consolidated Financial Statements 2007

151	Other Information

151	Financial Calendar

152	Addresses and Publications for Shareholders

153	Publication Details
IFRS Financial Reports 2007 – SAP Group – Contents     001

INDEPENDENT AUDITOR’S REPORT
We have audited the consolidated financial statements prepared by the SAP AG, Walldorf, comprising the balance sheet, the income statement, statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch –“German Commercial Code”] are the responsibility of the parent company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with § 317 HGB, German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) as well as in compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to §315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.
Mannheim, Germany
March 19, 2008
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Schindler	Walter
Wirtschaftsprüfer	Wirtschaftsprüfer

002     IFRS Financial Reports 2007 – SAP Group – Independent Auditor’s Report

REVIEW OF SAP GROUP OPERATIONS1)
General Information
The SAP Group Of Companies
Founded in 1972, SAP is today one of the leading international providers of business software and, based on market capitalization, it is the world’s third-largest independent software manufacturer. We have more than 46,100 customers in over 120 countries and employ more than 43,800 people at sales and development locations in more than 50 countries in the Europe, Middle East, and Africa (EMEA), Americas, and Asia Pacific Japan regions. SAP is headquartered in Walldorf, Germany.
Selling software licences for SAP solutions created by more than 12,000 developers all over the world is the core of our business. With these solutions, companies can design efficient, flexible business processes and make sustainable improvements to value creation. In 2007, our solution portfolio featured the SAP NetWeaver technology platform as well as the following key software applications:
▪	SAP Business Suite applications, which help large companies and international corporations improve business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships

▪	Industry solutions for large companies and international corporations in more than 25 specific industries, for example discrete manufacturing, process industries, financial services, consumer products, retail, and the public, services, and utilities sectors

▪	SAP Business All-in-One solutions, our new SAP Business ByDesign solution, and the SAP Business One application, which address the needs of small businesses and midsize companies

▪	Solutions for business users, who need software to help them rapidly make strategic decisions – and relieve them of administrative tasks
In addition, we offer consulting, maintenance, and training services tailored for our software solutions. We develop and market our products in close cooperation with business partners.
Our financial reporting divides our activities into three segments: product, consulting, and training. For more information about the segments, see Note 28 in the Notes to Consolidated Financial Statements section.
Forward-Looking Statements
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and related projections we make about future conditions and events, including but not limited to economic conditions in general and trends in our business; our ability to attract and retain personnel; competition in the software industry; our implementation of business strategy; the development and introduction of new services and products; freedom to use intellectual property; regulatory and political conditions; our adaptation to technological developments; the acceptance by the market of our services and products; terrorist attacks or other acts of violence or war; our integration of newly acquired businesses; our meeting customers’ requirements; and other risks and uncertainties, some of which we describe in the Risk Factors and Risk Management section. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2006 and our Annual Report on Form 20-F for fiscal year 2007, which will be filed with the SEC before June 30, 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.

1)	Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of SAP Group Operations.
IFRS Financial Reports 2007 – SAP Group – Review of SAP Group Operations     003

Managing for Value
We use performance measures that help manage our primary aim, the sustained growth of corporate value, and the ancillary goal of profitable revenue growth. We use different value measures for operating profit and non-operating income, and at the Group level we use an overarching performance measure. All of the key numbers we used to measure our performance in 2007 were based on U.S. GAAP accounting.
The key measures we use to manage our operational business are growth of software and software-related service revenue, the software revenue growth that underlies it, and the operating margin. The target values are tuned to each other for profitable growth.
▪	Software revenue growth is the key revenue growth driver because it tends to stimulate our other revenue streams. The chief source of software revenue is the one-time fees customers pay for software licenses. Generally, customers that buy software licenses also enter into maintenance contracts and these generate recurring software-related service revenue after the software sale. Maintenance contracts cover support services, regular software maintenance, and other unspecified software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or hosting terms. Software revenue stimulates service revenue from consulting and training sales.

▪	Another measure we use is operating margin, which measures our overall operational process efficiency and the performance of our core business (software licenses, maintenance, and other software-related service revenue). Operating margin is the ratio of our operating income to total revenue, expressed as a percentage.

▪	To address more opportunities in new, untapped mid-market segments, over eight quarters starting with the first quarter of 2007 we are investing an additional €300 million to €400 million (approximately) to build a business around the SAP Business ByDesign solution. To show how much of our operating margin we are reinvesting in future growth, we report every quarter on when and how much of this investment has been made.
We also use performance measures – chiefly net financial income/expense and the effective Group tax rate – to manage non-operating items:
▪	Financial income provides insight especially into the return on liquid assets and capital investments. To manage financial income, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. Another aspect is management of working capital by reducing the days’ sales outstanding for receivables.

▪	The effective Group tax rate is the ratio of income taxes (in accordance with U.S. GAAP) to income from continuing operations before income taxes and minority interests, expressed as a percentage.
Earnings per share (EPS) is a measure of the overall performance of the Group, because it catches all operating and non-operating elements of income. It represents the portion of consolidated net income allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We see buying back stock as another good way (in addition to distributing a dividend) of returning value to shareholders, so we repurchase SAP stock for treasury pursuant to powers granted by the shareholders at their meetings.
Our holistic view of the performance measures described above and our associated analyses together make up the information base we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to the decision makers.
004     IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations

Our long-term strategic plans are the starting point for planning and controlling processes, including creating a multiyear plan. We identify future growth and profitability drivers at a highly aggregated level. The process is intended to identify the best areas in which to target sustained investment. The next step is to distill multiyear plans for areas of development and for customer-facing and support functions, and to break them down by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also use quarterly forecasting processes, which we can adapt ad hoc, to quantify success in realizing strategic revenue and income goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze such developments and define any appropriate actions.
The entire network of planning, control, and reporting processes is implemented in integrated planning and information systems across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions. For example, we can precisely analyze differences in profitability between subsidiaries or investigate the impact of revenue growth on income.
Financial Measures Cited in this Review
We express our internal management reporting and operational objectives and targets in terms of financial measures prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP). We file our consolidated financial statements with the U.S. Securities and Exchange Commission (SEC) and publish them in our annual report. We also use certain adjusted financial measures, from which currency and extraordinary effects are eliminated, in our management reporting. These are neither U.S. GAAP nor IFRS measures, and we refer to them in this review of operations as non-GAAP measures. Among the reasons we publish U.S. GAAP financial statements is to provide a basis for comparing our numbers with those of our U.S. segment peers. This review of operations therefore discusses not only the financial measures in our IFRS statements but also U.S. GAAP numbers and the non-GAAP measures described below, especially in the discussion of our revenue and of the 2008 outlook.
Non-GAAP Measures
In our reporting of 2007, we refer to non-GAAP financial measures that are based on U.S. GAAP and are adjusted for comparison on a constant-currency basis. In addition, the outlook guidance information for 2008 discusses further non-GAAP financial measures. They include non-GAAP revenue, non-GAAP operating income, and non-GAAP operating margin numbers, as well as constant currency period-over-period changes in revenue. Our non-GAAP financial measures are not prepared in accordance with U.S. GAAP or IFRS standards and are therefore not U.S. GAAP financial measures or IFRS financial measures. Our non-GAAP financial measures may not correspond to adjusted financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, net income, cash flows, or other measures of financial performance prepared in accordance with IFRS or U.S. GAAP. This report shows how our non-U.S. GAAP financial measures reconciled to the nearest U.S. GAAP financial measures for the report year and earlier years. In addition, it shows the IFRS numbers and how they reconcile to the most nearly corresponding U.S. GAAP measures.
Non-GAAP Revenue, Non-GAAP Operating Income, and Non-GAAP Operating
Margin We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with IFRS or U.S. GAAP. The outlook we provide for 2008 is based on the same non-GAAP revenue, non-GAAP operating income, and non-GAAP operating margin measures we have been using since the beginning of 2008 for our budgets, forecasts, reports, compensation, and communications.
Non-GAAP Revenue
Revenue in this report identified as “non-GAAP revenue” has been adjusted from the corresponding U.S. GAAP numbers by including the full amount of Business Objects S.A. (Business Objects) support revenue that Business Objects would have recognized had it remained a stand-alone entity but that we are not permitted to recognize as revenue under U.S. GAAP as a result of fair value accounting for the Business Objects support contracts we stepped into when we acquired Business Objects.
IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations     005

Under U.S. GAAP, we record at fair value the obligations assumed under Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues, and our U.S. GAAP total revenues for periods after the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts if SAP had not acquired Business Objects.
Adjusting revenue numbers for this one-time revenue effect provides additional insight into our ongoing performance because the support contracts are typically one-year contracts, and renewals of these contracts are expected to result in revenues that are not affected by the business combination-related fair value accounting.
We believe that our non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenue and U.S. GAAP revenue. We caution the readers of this document to follow a similar approach by considering our non-GAAP revenue only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP Operating Income; Non-GAAP Operating
Margin Operating income and operating margin in this document identified as non-GAAP operating income or non-GAAP operating margin have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including in our non-GAAP revenue the full amount of Business Objects support revenue excluded under U.S. GAAP fair value accounting, and by excluding acquisition-related charges. Acquisition-related charges in this context comprise:
▪	Amortization expense of intangibles acquired through business combinations and standalone acquisitions of intellectual property

▪	Expense from purchased in-process research and development

▪	Restructuring expenses as far as incurred in connection with a business combination and accounted for under SFAS 146 as exit activity
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation.
Furthermore, acquisition-related charges may include onetime charges that do not adequately reflect our ongoing operating performance. Eliminating acquisition-related charges makes it easier to draw comparisons with our past operating performance and with the operating margins of peer companies in our industry that have a different history to our own in respect of acquisitions.
We believe that our non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP operating income and margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our non-GAAP operating income and margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
006     IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations

As comparators for our 2008 outlook guidance, we show our 2007 non-GAAP revenue, non-GAAP operating income, and non-GAAP operating margin. They reconcile to the nearest U.S. GAAP equivalents as follows:

				Business Ob-
				jects Support
				Revenue
		IFRS vs.		not Recorded	Aquisition-
		U.S. GAAP	U.S. GAAP	Under	Related	Non-GAAP
€millions, except operating margin	IFRS Measure	Difference	Measure	U.S. GAAP	Charges	Measure
Software and software-related service revenue	7,441	- 14	7,427	—	—	7,427
Total revenue	10,256	- 14	10,242	—	—	10,242
Total operating expenses	- 7,558	48	- 7,510	—	61	- 7,449
Operating income	2,698	34	2,732	—	61	2,793
Operating margin on continuing operations	26.3%	0.4%	26.7%			27.3%
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under IFRS or U.S. GAAP provide information that is useful in this regard. However, changes in sales volumes, prices, and currency exchange rates all affect period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide data expressed in such units to show changes in the volume of products and services sold. To provide information that may be useful to investors in breaking down and evaluating sales volume growth, we do present information adjusted for foreign currency effects about our U.S. GAAP revenue growth and various values and components relating to U.S. GAAP operating income. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currency items using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may materially affect our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of volume and price changes as elements of the overall change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes in measures of financial performance only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures prepared in accordance with IFRS or U.S. GAAP.
IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations     007

Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

				Percentage
				Change from
	Percentage		Percentage	2006 to 2007
	Change from	IFRS vs.	Change from	(U.S. GAAP	U.S. GAAP
	2006 to 2007	U.S. GAAP	2006 to 2007	Constant	Currency
	IFRS	Difference	U.S. GAAP	Currency)	Effect
	%	%	%	%	Percentage Points
Software revenue	13	0	13	18	- 5
Support revenue	11	0	11	15	- 4
Subscription and other software-related service revenue	41	0	41	46	- 5
Software and software-related service revenue	13	0	13	17	- 4
Consulting revenue	- 1	0	- 1	2	- 3
Training revenue	7	0	7	11	- 4
Other service revenue	18	0	18	23	- 5
Professional service and other service revenue	1	0	1	4	- 3
Other revenue	3	0	3	7	- 4
Total revenue	9	0	9	13	- 4

Software revenue by region1):
EMEA region2)	14	0	14	15	- 1
Americas region	8	0	8	16	- 8
Asia Pacific Japan region	28	0	28	32	- 4
Software revenue	13	0	13	18	- 5

Software and software-related service revenue by region:
Germany	7	0	7	7	0
Rest of EMEA region	17	0	17	19	- 2
EMEA region	13	0	13	14	- 1
United States	7	- 1	6	16	- 10
Rest of Americas region	18	0	18	22	- 4
Americas region	9	0	9	17	- 8
Japan	10	0	10	21	- 11
Rest of Asia Pacific Japan region	25	0	25	26	- 1
Asia Pacific Japan region	19	0	19	24	- 5
Software and software-related service revenue	13	0	13	17	- 4

Total revenue by region:
Germany	5	0	5	5	0
Rest of EMEA region	13	0	13	14	- 1
EMEA region	10	0	10	11	- 1
United States	4	0	4	13	- 9
Rest of Americas region	12	0	12	15	- 3
Americas region	6	0	6	14	- 8
Japan	4	0	4	14	- 10
Rest of Asia Pacific Japan region	22	0	22	24	- 2
Asia Pacific Japan region	15	0	15	20	- 5
Total revenue	9	0	9	13	- 4

Operating income	8	- 2	6	8	- 2

1)	By customer location

2)	Europe, the Middle East, and Africa
008     IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations

Economic Conditions
Global Economic Trends
The global economy continued to grow in 2007 despite turbulence on the financial markets, high prices for commodities, and falling real-estate prices. Both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) reached this conclusion in the analyses they presented at the end of the year. The IMF reports global GDP – the total value of all goods and services – grew 5.2%, compared with 5.5% in 2006. The OECD believes the combined economies of the industrialized countries grew 2.7% in 2007 while, according to the IMF, economic activity in the countries with developing and emerging economies increased 8.1%.
Various shockwaves buffeted the economy during the year. The subprime lending crisis that flared up in the United States triggered significant pressure on prices for real estate in many countries and dealt the finance sector a hard blow. Some stock prices fell back steeply, while interest rates on the money markets and yields on investment vehicles collateralized with subprime loans spiked. At the same time, prices for important commodities – fuel, metals, and food – stayed high.
In the OECD’s analysis, the economy was so strong in 2007 that it was able to withstand these pressures relatively unscathed. That was because levels of employment had increased in the industrialized countries, significantly boosting consumer spending and favoring economic growth, the OECD reports. Growth was also favored by companies’ sound profitability and funding levels.
But although the global economy continued to grow, the knocks it took, described above, did exert a considerable drag on activity in the second half of 2007. For example, fourth-quarter growth slowed to 2.6% per year in the industrialized countries in 2007 from 3.2% in the previous year. In the IMF’s eyes, the world economy entered a precarious, possibly difficult, phase in the second half of 2007. It reports that the turbulence on the money markets caused by the mortgage crisis in the United States were serious and the mood on markets generally had turned somber as a result.
Looking at the regions separately, the IMF believes that as a result of the reticence of investors on the money and real-estate markets, in 2007 the U.S. economy grew only 1.9%, compared with 2.9% the previous year. On the other hand, the IMF believes that in the European Union (EU) total output grew 3% in 2007 (2006: 3.2%). It estimates German economic growth was 2.4% (2006: 2.9%). For the industrialized countries in Asia, the IMF paints a cheerier picture of 4.9% growth (2006: 5.3%). But the emerging and developing countries were again the driving force: Their economies grew 8.1%, matching the previous year. The dip in economic growth also affected the volume of world trade, which, the IMF reports, grew 6.6% in 2007, compared with 9.2% the year before.
IT Market in 2007
Despite uncertainties surrounding the health of the economy, demand for IT (excluding telecommunications) grew even more in 2007 than in the year before. Continued price declines in hardware diverted a larger proportion of IT budgets toward software and IT services. That is the assessment of prominent U.S. market research firm IDC. It says worldwide IT spending rose 6.9% (2006: 6.3%). IDC reports especially strong growth in sales of packaged software: In 2007, this segment of the IT market grew 8.8%, compared with 8.0% in 2006, it says. According to IDC, industry and application software solutions as a segment of the software market grew 7.7% (2006: 7.3%). The services segment was again strong, with 6.2% expected growth (2006: 5.7%).
IDC reports that continuing cheer in Europe and especially in the emerging markets made up for sluggish IT sales growth in the United States. Sales of system infrastructure software were also strong. On the other hand, demand growth for high-end servers and traditional workstations was far less pronounced in 2007 than in 2006, IDC says.
IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations     009

Gartner, another major market research firm in the United States, believes that global spending on IT (excluding telecommunications) rose 9.0% in 2007 compared with 5.5% in 2006.
Looking at 2007 in the regions, IDC and Gartner note that North America accounts for some 40% of world IT sales (excluding software), and that North American demand growth for IT at 6.5% was weaker than the world average. The growth in demand for hardware (5.7%) and services (5.6%) also faltered. However, demand for software remained buoyant in North America, growing 8.9% in 2007. IDC also reports that applications sold well, especially solutions supporting information management and data analysis.
IDC also says that in 2007, demand for IT grew 4.8% in Western Europe, which accounted for 30.9% of world IT spending. It believes this reflected the state of the regional economy, which remained healthy. Sales accelerated even more strongly, 17.9% over the year, in Eastern Europe, says IDC, although the market there had only 10.4% of the volume of the Western European IT market. It reports that software sales grew 8.6% in Western Europe and 14.9% in Eastern Europe. IDC says that in 2007, total IT spending in Germany grew 3.8%. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) is pleased with the advance of the IT business.
In IDC’s analysis, the market remained strong in the Asia Pacific region. It represents almost 20% of the global IT market and grew 7.5% in 2007. As before, double-digit percentage increases in China and India made those two countries the engines of growth in the region, IDC reports. It says IT sales rose 2.6% in Japan. In Gartner’s view, IT sales growth in Japan was even more modest in 2007, at 0.2%.
Business at SAP
Mission and Strategy
Trends and Orientation
Our mission and guiding principle is unchanged: to define and establish undisputed leadership in the emerging market for business process platforms, accelerate business innovation powered by IT for companies and industries worldwide, and thus contribute to global economic development on a grand scale.
The far-reaching and rapid changes in today’s business environment pose a challenge and present opportunities. We are currently witnessing the continuing breakup of the classic value chain, with its fixed relationships between buyers and suppliers. In its place, we are seeing business network transformation, the development of dynamic networks of businesses that each offer different competencies. The companies that grasp this opportunity and adapt can gain a vital advantage on the global market. Increasingly, the strategic deployment of IT is becoming a critical success factor, not just for large corporations, but also for smaller businesses and midsize companies.
We offer software and services our customers can use to meet today’s challenges head on and gain the most from the new opportunities:
▪	Accelerated innovation: In the next few years, we expect IT will play an increasingly key part in the development of new business models. SAP has the applications we believe companies will need.

▪	Rapid strategic implementation: SAP’s solutions are imbued with our decades of experience of the business processes and requirements in specific industries. Our expertise helps our customers optimize their procedures for maximum efficiency. Building a business process platform based on enterprise service-oriented architecture (enterprise SOA), SAP solutions offer a much more rapid way to implement new strategies than was possible with any earlier approach.
010     IFRS Financial Reports 2007 — SAP Group - Review of SAP Group Operations

▪	Return on human capital investment: SAP applications help our customers deploy their most important capital assets more profitably. Examples include efficient personnel development, teams working across multiple locations on complex projects, and support for globally dispersed staff.

▪	Responsible management on a global footing: SAP applications support legal compliance and responsible, value-driven governance, risk assessment, and control.
By building our traditional core business, we continue to deliver all of this value to our larger enterprise customers. At the same time, we are establishing new business with fast-growing smaller companies in the midmarket.
Expanding Our Traditional Core Business
Our traditional core customer base includes many large global enterprises as well as midsize companies with between 500 and 2,500 employees. Such companies use the SAP Business Suite applications or SAP Business All-in-One solutions to automate their business transactions, enabling better management and governance.
By continuing to develop SAP Business Suite applications for specific business requirements, we are helping our customers create more value. We are also delivering more data analysis and decision support solutions and are linking the structured information in SAP systems with unstructured information, helping our customers boost the productivity of their employees – and increasing the return our customers gain from their investment in SAP software.
All of the SAP Business Suite applications and SAP Business All-in-One solutions are built on an enterprise SOA, which encourages agility with standardized enterprise services that are deployable immediately. It also provides stability, reliability, and scalability for enterprise software. Thus, it unlocks opportunities to innovate and adapt business processes rapidly as well as to reduce the total cost of ownership (TCO). By adding powerful enterprise services to the SAP NetWeaver technology platform, we are helping our customers evolve a true enterprise SOA from their existing IT landscapes. Our offering is an integrated combination of technology infrastructure and ready-to-run process components that are based on our wealth of specific expertise and experience in very many industries.
Our partners, customers, and developers are collaboratively expanding and adding depth to our solution portfolios. Progressively, an ecosystem is growing, in which, we believe, customers, partners, and developers all thrive on the benefits of enterprise SOA.
Developing New Business with Smaller Midmarket Companies
We already provide SAP Business All-in-One solutions to customers with 500 to 2,500 employees. SAP Business All-in-One solutions are built specifically for midsize companies that need a full range of industry-specific functions, functional depth, and the extensibility to meet their precise requirements. However, companies with 100 to 500 employees have distinctly different software needs. To them, getting their new IT solution running quickly, at minimum risk and predictable cost, is often more important than specific functional depth. Many such companies do not believe that their needs can be met by traditional software offerings or by the available on-demand solutions.
To serve this segment, in 2007 we added the SAP Business ByDesign solution to our range of products. It is designed around four key principles: completeness, ease of use, adaptability, and a significant reduction in TCO. Customers use SAP Business ByDesign on the Internet, so they spend little time and money implementing it, and their IT risk is reduced. SAP Business ByDesign has builtin service and support, and customers can test it free of charge before they commit. It also enables customers to reduce their IT investment budgets.
The SAP Business One application is designed for businesses with fewer than 100 employees. It is a single solution that can automate critical business operations such as purchasing, sales, distribution, and finance.
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Strategy for Growth
We plan to realize our potential for growth in the following ways:
▪	Organic growth: Our primary growth strategy is to continue to develop our own product portfolio.

▪	Co-innovation: We are expanding our partner ecosystem. This accelerates innovation by supporting the development of solutions built on the SAP NetWeaver technology platform, and leverages more sales channels to address the various market and customer segments.

▪	Smart acquisitions: With targeted strategic “fill-in” acquisitions that add to our broad solution offering for individual industries or across industries, we gain specific technologies and capabilities that meet the needs of our customers. To accelerate our growth in the field of business intelligence, we acquired Business Objects at the beginning of 2008. This gives us a platform to tap the market for business performance management solutions with more innovations.
Significant Results and Events
Revenue Targets Exceeded; Profitability Target Hit
In a field that remained fiercely competitive in 2007, we again achieved substantial increases in revenue and hit our profitability target, measured in terms of operating margin. Each region contributed, with above-average growth in Brazil, Russia, India, and China. We expressed our internal management objectives and operational targets for 2007 in terms of U.S. GAAP and non-GAAP financial measures. For that reason, the following discussion refers to U.S. GAAP financial measures and non-GAAP financial measures as well as IFRS measures. For our 2006 and 2007 revenue and operating margin, there is no material difference between the IFRS and U.S. GAAP numbers.
▪	On a constant currency basis, our growth percentage was in double digits in every region – and strong enough to again improve our competitive position. We exceeded the guidance for software and software-related service revenue that we announced in U.S. GAAP terms at the beginning of the year. In 2007, U.S. GAAP software and software-related service revenue grew 13% to €7,427 million (2006: €6,596 million; 2005: €5,955 million). On a constant currency basis, our U.S. GAAP software and software-related service revenue grew 17%. This was in excess of the 12% to 14% range on a constant currency basis we had foreseen in our published U.S. GAAP guidance. Our U.S. GAAP software revenue increased 13% to €3,407 million (2006: €3,003 million; 2005: €2,743 million). That corresponds to an 18% increase on a constant currency basis. It was our best constant-currency based software revenue growth since 2000. Our IFRS software and software-related service revenue also grew 13%, to €7,441 million (2006: €6,605 million).

▪	Our large enterprise customers’ demand for better developed strategic relationships with us, expressed in the form of global enterprise agreements (GEAs) providing subscription services, noticeably boosted our software and software-related service revenue. By the end of the year, we had concluded 11 such agreements. U.S. GAAP and IFRS require us to recognize the revenue from such agreements in stages over several years. Our IFRS total revenue grew 9% to €10,256 million (2006: €9,402 million). Year over year, our total U.S. GAAP revenue also grew 9% to €10,242 million (2006: €9,393 million; 2005: €8,509 million). On a constant currency basis, our U.S. GAAP total revenue grew 13%.

▪	Our U.S. GAAP operating margin was 26.7% (2006: 27.4%; 2005: 27.5%). This was in accordance with the profitability guidance we published at the beginning of the year, in which we said we expected the operating margin to be between 26.0% and 27.0%. Our operating margin according to IFRS was 26.3% (2006: 26.6%).

▪	Our IFRS software and software-related service revenue grew 9% in the Americas region, 19% in the Asia Pacific Japan region, and 13% in the EMEA region. Based on customer location, in all three sales regions our U.S. GAAP software and software-related service revenue growth percentage was in double digits on a constant currency basis. On a constant currency basis, our U.S. GAAP software and software-related service
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revenue grew 17% in the Americas region, 24% in the Asia Pacific Japan region, and 14% in the EMEA region. We recorded remarkable software and software-related service revenue growth, on a constant currency basis, in Russia and France.

▪	In terms of total sales, we again gained segment share –an additional four percentage points – in the core enterprise application vendor segment. Globally, our share (measuring software and software-related service revenue) among the core enterprise application vendors reached 28.4% by the end of 2007. That means we were fully 12 percentage points ahead of our closest rival. Based on information from industry analysts, we estimate the total sales of all core enterprise applications to be US$36.7 billion a year.

▪	In keeping with our announcements, we launched our new SAP Business ByDesign solution for midsize companies and released many enhanced products in the course of the year, including new versions of the SAP Customer Relationship Management (SAP CRM) application and of a governance, risk, and compliance (GRC) application, SAP GRC Risk Management. Demand for the SAP ERP 6.0 application is especially high, and by the end of the year more than 5,100 customers were already using it in live operation. Our customers are also buying in to our SAP NetWeaver technology platform: At the end of the year, there were already more than 29,000 systems in live use.

▪	Our volume business model for the SME segments again proved successful, and in 2007 we consolidated our leading position. The number of channel partners and their customers grew rapidly: The number of midsize companies using SAP Business All-in-One solutions grew 19% to 11,350, and the number of channel partners selling them increased 17% to 1,100. Our SAP Business One small business application channel partners grew 4% in number to 1,350. By the end of the year, channel partners offering SAP Business One were serving 17,780 customers – a 39% year-over-year increase. By the end of the year, we already had 150 customer engagements – and more than 50 partners –for SAP Business ByDesign, which we had launched in September.
Product and Service Portfolio
In 2007, we again brought various new and enhanced solutions to market in all four core areas of our product portfolio – enterprise applications and industry solutions, platform, software for small businesses and midsize companies, and offerings for business users. For more information about our new and enhanced applications and solutions, see the Development News section.
Partner Ecosystem Grows
In 2007, we continued to forge development alliances and projects that we believe will help shape our future. Examples include:
▪	With U.S. company Cisco Systems, Inc., we are jointly developing a new breed of business solutions that can transform how applications and networks interact. The new solutions are designed to encourage agility in business networks of customers, partners, suppliers, and employees across geographically dispersed, heterogeneous business and IT landscapes.

▪	With UK banking software specialist Misys, we announced an agreement to deliver integrated solutions for international trade finance. The solution, which is based on Misys BankFusion, will run with key SAP components on the SAP NetWeaver technology platform. This will enable banks to choose a broad set of solutions from one source, helping them reduce IT infrastructure complexity.

▪	We also announced a collaborative project with Belgian software makers Callataÿ & Wouters to provide a solution for the banking industry. Together, we are offering a core banking solution for midsize banks to build a business process platform combining the Thaler banking product from Callataÿ & Wouters with SAP software and technology.

▪	We announced plans to collaborate on enterprise SOA for banking with SunGard Data Systems Inc., a leading IT and software vendor for financial services providers and public sector organizations. The first offering will be a joint asset liability management solution for the financial services provider segment. The new collaboration supports business process platforms for banks, uniting the strengths of SAP applications with those of Sun-Gard’s BancWare.
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▪	SAP and TechniData AG together developed integrated software to help chemicals companies address the complex tasks required by the newly enacted European Registration, Evaluation, and Authorization of Chemicals (REACH) legislation. This SAP REACH Compliance application is delivered as an extension to the existing SAP Environment, Health & Safety (SAP EH&S) application and adds to our portfolio of GRC solutions. We are also creating an executive advisory council to increase GRC collaboration with partners and customers.

▪	We extended our reseller agreement with Vistex, Inc., a U.S. software vendor. We agreed to resell Vistex pay-back and chargeback management solutions worldwide. Vistex solutions help distributors and manufacturers in several industries – such as consumer products, food services, life sciences, and retail – automate and streamline their pricing and rebate processes.

▪	We entered into an alliance with Computer Sciences Corporation (CSC) with the aim of bringing together CSC’s core banking system with SAP’s technology and applications. Together, we are focusing on providing banks with the flexibility they need, with greater productivity, streamlined business process integration, and consolidated platforms.

▪	We announced midyear that we would resell and market Visiprise manufacturing process management software under the name SAP Manufacturing Execution by Visiprise. It supports complex manufacturing processes with functions for route enforcement, traceability, and shop floor quality management.

▪	We entered into a global reseller agreement with Canadian company Nakisa, Inc. Together, the two companies integrated Nakisa’s organizational and talent management visualization capabilities to enhance and extend the SAP ERP Human Capital Management (SAP ERP HCM) solution. The Nakisa capabilities help organizations view, update, and analyze their talent inventory and the availability of potential successors in key positions.
Acquisitions Enrich Product Portfolio
In 2007, we continued our announced policy of organic growth complemented by acquisitions aimed at enriching our product portfolio in terms of both technology and functions. We acquired five companies by buying their equity and we acquired the material assets of two other companies.
▪	In February, we acquired Pilot Software, a privately owned California company that makes strategy management software. Worldwide, 150 customers were using the software at the time of acquisition, for example in the retail and financial services industries and in the public sector. The Pilot Software acquisition broadens our analytic applications offering. Pilot Software solutions address executive requirements for tools to fully measure, evaluate, and manage corporate performance.

▪	In May, we acquired Wicom Communications Ltd., a leading, privately held provider of all-Internet Protocol contact center and enterprise communications software. The acquisition will enable SAP to offer companies the ability to better integrate communications technologies and business systems so they can provide more effective customer-facing services on all channels. The Wicom solution helps our customers streamline the integration of disparate hardware and software components while allowing for central management and reporting of dispersed resources and processes. Customer service, marketing, finance, and sales and distribution departments can be better linked – and all customer-facing personnel, wherever they are located, see the same data and information. It supports standard Web service-based integration with SAP CRM.

▪	Also in May, we acquired MaXware, a privately held provider of identity management software in Norway. At the time of acquisition, MaXware had around 300 customers worldwide in a diverse range of industries, such as technology, manufacturing, defense, energy, health-care, financial services, and the public sector. The MaXware solutions complement the identity management functions on the SAP NetWeaver technology platform. It gives companies with heterogeneous IT landscapes an integrated platform for working across systems and across business processes to manage identities and ensure security in real time. By combining
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MaXware’s proven and easy-to-configure identity management solution with SAP’s business applications and the SAP NetWeaver technology platform, we can offer identity management software that increases agility of business units when managing employee identities – including managing identities across company boundaries with customers, channel partners, or suppliers. We also offer a strong solution in the related field of GRC access control.

▪	In June, we acquired OutlookSoft Corporation, a privately held U.S. software vendor. This was a specialist company making financial and strategy performance measurement solutions, and the acquisition extends our portfolio of solutions to help chief financial offcers (CFOs) manage corporate performance, risk, and financial value chains. The OutlookSoft solution offers end-to-end guidance through financial business processes, integrated predictive analytics, and a rich library of ready-to-use corporate performance management methods and procedures. The applications leverage Web 2.0 technologies for ease of use. A broad palette of functions simplifies collaboration across the enterprise.

▪	In October, we acquired selected material assets of one of our exclusive partners of long standing, SAP Arabia LLC – notably all of that company’s customer license and maintenance contracts, its rights under distributor-ship agreements, and its trademarks. We have already opened offce locations in Dubai and Saudi Arabia as part of our global expansion.

▪	We acquired the assets of Yasu Technologies, a privately owned company headquartered in India and a leader in business rules management systems, in October. We intend to embed Yasu Technologies solutions in our SAP NetWeaver technology platform as part of SAP NetWeaver Composition Environment. This provides the business rules infrastructure to help companies move their strategies forward. Partners would be able to integrate the solution directly into their offerings.

▪	In October, we announced that we had agreed to make an offer for all of the stock of Business Objects for a purchase price of €42.00 per common share. For the Business Objects American depositary receipts (ADRs), we offered the U.S. dollar equivalent based on the euro to dollar exchange rate at the time of settlement. The overall cost of the deal including expenses is expected to be a little more than €4.8 billion. Together, SAP and Business Objects intend to offer high-value business and process solutions for business users. We completed the take over of Business Objects in early 2008. For more information about our acquisition of Business Objects, see the Business in the New Year: Early News section.

▪	In November, we acquired Silk Europe, a privately held software company based in Belgium. Silk is an Outlook-Soft reseller in the Netherlands and Belgium.
Financial Strength Allows Corporate Action Again
In 2007, our strong financial position again gave us room for corporate action in the interests of shareholders.
▪	By resolution of the SAP AG Annual General Meeting of Shareholders on May 10, 2007, the Executive Board was empowered to repurchase Company shares for treasury and to cancel the treasury stock without a further resolution of the Annual General Meeting of Shareholders. Pursuant to a resolution of the Executive Board, in September 2007 we canceled 23 million treasury shares, which represented approximately 1.8% of the common stock at that time, to reduce the common stock of SAP AG from €1,269,040,112 to €1,246,040,112 (represented by 1,246,040,112 no-par shares, each with an attributable value of €1).

▪	In the course of 2007, we bought back about 27.3 million shares at an average price of €36.85 per share, and on December 31, 2007, we held more than 48.1 million SAP AG shares in treasury.
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Organization
There were various material changes to our organization in 2007:
▪	On January 31, 2007, we presented the management team of our new global line of business that focuses on the small and midsize enterprise (SME) market. We have brought together our SME market resources under the leadership of Hans-Peter Klaey so that we can more effectively address the requirements of small businesses and midsize companies and develop customer and partner business in that arena.

▪	In February, the Supervisory Board extended the contract of Henning Kagermann as a member of our Executive Board to May 31, 2009.

▪	Shai Agassi, a member of our Executive Board, left SAP on April 1, 2007, by mutual agreement to commit himself to environmental policy, alternative energy sources, and other issues.

▪	In March, Léo Apotheker, president of Customer Solutions & Operations and member of the Executive Board, assumed the new role of deputy CEO of SAP AG.

▪	In November, the SAP Global Internal Audit Service (GIAS) became the first internal audit department in Germany to receive certification from the Institute of Internal Auditors (IIA). The IIA inspected the methods and processes GIAS uses for conformity to the International Standards for the Professional Practice of Internal Auditing. The assessment shows that the GIAS charter, policies, and processes conform to the IIA standards and code of ethics on an overall basis. Such external certification provides evidence of our internal audit service’s high level of integrity.
Worldwide Organizational Growth
We continued to optimize our regional presence in 2007, focusing principally on adapting our field and research and development (R&D) organizations to better meet the needs of the day.
▪	We merged our two field organizations in the EMEA region, EMEA Central and EMEA North, East, West, South, to form a single organization with the aim of intensifying our sales efforts to large and midsize enterprises. The move consolidated all field responsibility for the entire region in the hands of Erwin Gunst, who is a corporate officer and member of our executive council, and it focused our EMEA field organization even more strongly on opportunities for growth arising out of burgeoning cross-border business processes. Bill Mc-Dermott, also a corporate officer and member of the executive council, assumed responsibility for the Asia-Pacific-Japan sales region. He was already responsible for the Americas region.

▪	We founded the SAP Co-Innovation Lab at the SAP Labs facility in Palo Alto, California. It will be our base for cooperatively developing new technologies with customers, independent software vendors, system integrators, and other partners. They will be able to work together on industry applications and innovative technologies, and to showcase how customers can increase competitive advantage and improve efficiencies by transforming their business networks with enterprise SOA. Founding sponsors of the SAP Co-Innovation Lab include Cisco Systems, Inc., Hewlett-Packard Company, Intel Corporation, and Network Appliance, Inc.

▪	We are also expanding our development resources in India. We identified India as a strategic focal point for growth in 2006 and earmarked extra resources to fully develop our potential in the Indian market. SAP Labs India is already our biggest research and development center outside of Germany. Our target is to invest around US$1 billion in India by 2010.
Significant New Customer Contracts; Customer Base Passes 46,100
We grew our customer base by more than 8,100 in 2007, to beyond 46,100. The year was characterized by a variety of product innovations and the rapid expansion of our offering for small businesses and midsize companies. Currently, we define more than 65% of our customers as small businesses and midsize companies.
In 2007, we sealed contracts with many large corporations and midsize organizations. For example:
▪	The State Administration of Taxation of the People’s Republic of China bought a tax management solution from SAP to simplify and consolidate tax administration processes. The initial deployment was at Xicheng District National Tax Bureau in Beijing, covering more than one-fifth of the country’s top enterprises. The solution uses the SAP NetWeaver Business Intelligence component to integrate information from various IT systems.
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▪	To help optimize the management of the benefits it provides, AOK, Germany’s largest health insurer, announced plans to enhance oscare, its industry solution based on SAP software. AOK wants its policyholders to benefit from shorter processing times for medical, nursing, and care benefits.

▪	Multinational consumer goods conglomerate Unilever strengthened its long-time relationship with SAP. Unilever is deploying SAP ERP and the SAP NetWeaver technology platform as the cornerstones of a company-wide organizational optimization initiative, including transitioning to enterprise SOA. It was the first consumer goods company to sign a global enterprise agreement with SAP. The GEA is a strategic, subscription-based master agreement characterized by close long-term cooperation between the parties. It provides worldwide software licenses and maintenance, and strengthens SAP’s position as Unilever’s strategic partner during its entire structural adjustment.

▪	Global retailer Wal-Mart Stores, Inc. decided to enhance its financial information systems using the SAP ERP Financials solution. Wal-Mart chose the SAP application for its ability to support global expansion and efficiently respond to changes in the business and regulatory landscape.

▪	ESPRIT, an international lifestyle brand, chose SAP ERP for its global retail and wholesale operations. The SAP software will help ESPRIT integrate its global supplier network, optimize retail and value processes, and support its international growth.

▪	The Edeka group, a leading food retailer in Germany, announced it would consolidate its IT activities with SAP software. We will be Edeka’s technology partner under an arrangement with a planning horizon to 2012. Edeka will be using functions from the SAP for Retail solution portfolio, SAP ERP, and the SAP NetWeaver technology platform.

▪	Vodafone Group Plc, a leading cell phone operator, extended the scope of its 2005 master agreement with SAP to cover the deployment of business applications and services based on SAP ERP and the SAP Net-Weaver technology platform to Vodafone companies worldwide.

▪	Hitachi, Ltd., a leading global electronics company, strengthened its long-time relationship with SAP by choosing the SAP ERP application, built on the SAP NetWeaver technology platform. Hitachi signed a GEA with SAP, providing broad access to SAP solutions.

▪	Dow Corning Corporation, a leading innovator of silicon-based solutions, adopted SAP CRM and the SAP NetWeaver technology platform as the foundation to unify its customer-facing business processes on a single, integrated SAP application platform.

▪	In August 2007, we welcomed the 10,000th customer to choose SAP Business All-in-One solutions for midsize companies: U&M Mineração e Construção, a Brazilian engineering, heavy construction, and mining company. U&M, which specializes in earth moving and surface and underground mine contracting, runs a solution from Procwork, an SAP partner in Brazil, to integrate its operations and support local and international growth.

▪	Saudi Arabian Airlines chose SAP solutions as a platform for its far-reaching business model transformation. The airline is integrating its processes for aviation operations, revenue accounting, reservations and ticketing, fuel management, and technical documentation.
Finance Plan for SAP Solutions
Implementing business software solutions can represent a major investment. A strategic partner of ours, Siemens Financial Services GmbH (SFS), offers a financing service that helps companies invest in SAP solutions. Interest in the service is high: It is offered to customers in 45 countries, and in 2007 we received twice as many inquiries about financing as in the previous year. In 2007, this offer of finance was extended to include large corporations. However, SFS targets the financing service chiefly at the midmarket, and 70% of the customers that signed up were in that segment. In the past, the plan chiefly provided loan finance, but now SFS is adding greater flexibility by offering to lease to customers.
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Income
New Income Statement Structure
With effect from the first quarter of 2007, we have restructured our income statement to show potential new revenue streams more transparently. We have renamed what was previously called maintenance revenue: This is now shown as support revenue. We have also renamed what was previously called software and maintenance revenue: This is now shown as software and software-related service revenue. We show revenue from subscriptions and other software-related services as an additional item that is an element of software and software-related service revenue. This new item includes revenue from subscriptions, software rentals, on-demand offerings, and from other software-related services. Subscription revenue flows from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and un-specified future products. We take a fixed monthly fee for a definite term – as a rule, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements – but here the customer is entitled to the use of current products only. Revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution revenue, any future on-demand revenue from our new midmarket SAP Business ByDesign solution (to the extent we offer it to customers on an on-demand basis), and revenue from other hosting contracts that do not entitle the customer to readily exit the arrangement. Other software-related services revenue includes, among other things, revenue from software-related revenue-sharing arrangements, for example, our share of revenue from collaboratively developed products. Thus, software and software-related service revenue is the sum of our software revenue, service revenue, and revenue from subscription and other software-related services.
In addition, we have renamed what was previously called service revenue: This is now shown as professional services and other service revenue. We have added a new item for other service revenue, shown as an element of service revenue. This new item includes revenue from non-mandatory hosting services, application management services (AMS), and commission. Non-mandatory hosting services revenue is revenue from hosting contracts from which the customer can readily exit if it wishes to run the software on its own systems. AMS is a service we offer to optimize availability and performance of customers’ IT solutions after implementation. On occasion, we receive commission from partners for which we have identified customers. Thus, professional services and other service revenue corresponds to the sum of consulting revenue, training revenue, and other service revenue. We have restructured the expense items we report to align them with this new structure for reporting revenue.
Revenue
Target for Software and Software-Related Service Revenue Surpassed
We expressed our internal management objectives and operational targets for 2007 in terms of U.S. GAAP and non-GAAP financial measures. For that reason, this discussion of the results of our operations refers to U.S. GAAP financial measures and non-GAAP financial measures as well as IFRS measures.
At the beginning of 2007, we announced ambitious guidance: We set a target of growing our annual software and software-related service revenue, as defined in U.S. GAAP, in the range 12% to 14%, compared on a constant currency basis with 2006. We expected U.S. GAAP subscriptions and other software-related services to account for approximately 2% to 4% of total U.S. GAAP software and software-related service revenue. Later in the year, we also announced that we expected U.S. GAAP software and software-related service revenue growth to be at the top end of the target range that we had announced earlier. Our performance exceeded that guidance: On a constant currency basis, our U.S. GAAP software and software-related service revenue grew 17% (13% without adjustment for foreign currency effects) to €7,427 million (2006: €6,596 million; 2005: €5,955 million). Our IFRS software and software-related service revenue also grew 13%, to €7,441 million (2006: €6,605 million), before adjustment for currency effects. This was the fourth year in succession in which we achieved double-digit percentage growth in software and software-related service revenue on a constant currency basis. The proportion of subscriptions and other software-related services in the total software and software-related service revenue was 2.4%, which was within the range published in our guidance.
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When discussing SAP’s position in the market, we define our segment share as our share of the worldwide total of organizations offering core enterprise applications. For 2006, we calculated our share based on software revenue. In view of the rearrangement of our income statement, beginning with the first quarter of 2007 we now base our calculations of segment share on U.S. GAAP software and software-related service revenue. We believe this measure is now the most significant indicator of share. With the help of industry analysts’ numbers, we estimate that the market for core enterprise applications is approximately US$36.7 billion. Our share of that segment worldwide grew four percentage points to 28.4% in 2007. In this improvement in our market position and healthy, double-digit growth, we see validation of our approach, which is to earn the confidence of customers with our clear, innovative product strategy, in-depth understanding of the industries our customers operate in, and a superior product offering — and on that confidence to build long-term business relationships.
Our customer base continued to grow and, based on the number of contracts among orders received, 31% of our software revenue was attributable to contracts with new customers (2006: 31%; 2005: 33%). The number of new software license contracts valued at €10,000 or more increased 18% to 12,154 (2006: 10,288 contracts; 2005: 8,820 contracts). The total number of orders we received grew 10%, so the trend toward more but smaller contracts continued.
Software Revenue Grows 13%
Our IFRS and U.S. GAAP software revenue increased 13% to €3,407 million (2006: €3,003 million; 2005: €2,743 million). On a constant currency basis, our U.S. GAAP software revenue increased 18%. It was our best constant-currency based software revenue growth since 2000.
Support Revenue Grows 11%; Consulting Revenue Declines 1%; Training Revenue Grows 7%
Our IFRS support revenue also grew 11%, reaching €3,852 million (2006: €3,473 million). Year over year, our U.S. GAAP support revenue also grew 11% to €3,838 million (2006: €3,464 million; 2005: €3,170 million) before adjustment for currency effects. On a constant currency basis, it increased 15% in U.S. GAAP terms. Continuing an initiative from the previous year, we concluded more global enterprise agreements (GEAs) with our customers in 2007. GEAs are subscription contracts that include both the license grant and maintenance provisions. In 2007, we concluded such agreements to a total value of about €820 million, which will be recognized as revenue over a period of years. The portion of our total revenue that was generated from software and software-related services was on target at 73% (2006: 70%) in U.S. GAAP terms.
Our IFRS professional services and other service revenue did not differ from our corresponding U.S. GAAP numbers in 2007 and 2006. We again focused more on the profitability of our consulting business than on its growth. In the context of adverse exchange rate movements, our consulting revenue fell back 1% from €2,249 million to €2,221 million (2005: €2,071 million), but grew 2% on a constant currency basis. Our e-learning programs were much in demand, which contributed to a boost in our training revenue of 7% (11% on a constant currency basis in U.S. GAAP terms) from €383 million to €410 million (2005: €342 million). It was the third year in succession in which we achieved double-digit constant-currency based growth in U.S. GAAP training revenue. Total professional services and other service revenue grew 1% (4% on a constant currency basis in U.S. GAAP terms) to €2,744 million (2006: €2,728 million; 2005: €2,484 million).
Total Revenue Grows 9%
Buoyed by the dynamic growth of software and software-related service revenue, our total IFRS revenue rose 9% to €10,256 million (2006: €9,402 million). Total U.S. GAAP revenue also rose 9% (13% on a constant currency basis) to €10,242 million (2006: €9,393 million; 2005: €8,509 million). That made 2007 the third year in succession in which we achieved double-digit constant-currency based growth in total U.S. GAAP revenue — and the first in which our total U.S. GAAP revenue exceeded €10 billion.
Revenue Grows in All Regions
In the Americas region, our IFRS software and software-related service revenue climbed 9% to €2,507 million (2006: €2,290 million). On a constant currency basis, U.S. GAAP revenue growth percentages were in double digits in all regions. In accordance with the guidance we had given, the Americas and Asia Pacific Japan regions once again led the field. In the Americas region, our U.S. GAAP software and software-related service revenue climbed 9% (17% on a constant currency basis) to €2,495 million (2006: €2,282 million; 2005: €2,021 million). As defined in IFRS, in 2007 total revenue for the region
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rose 6% to €3,589 million (2006: €3,393 million). As defined in U.S. GAAP, total revenue for the region rose 6% (14% on a constant currency basis) in 2007 to €3,577 million (2006: €3,385 million; 2005: €2,996 million). Our U.S. business contributed significantly to this growth. As defined in IFRS, our U.S. software and software-related service revenue grew 7% to €1,849 million (2006: €1,734 million), and our total IFRS revenue in the United States rose 4% to €2,717 million (2006: €2,617 million). In the United States, our U.S. GAAP software and software-related service revenue grew 6% (16% on a constant currency basis) to €1,838 million (2006: €1,726 million; 2005: €1,553 million), and our U.S. GAAP total revenue rose 4% (13% on a constant currency basis) to €2,706 million (2006: €2,609 million; 2005: €2,340 million). Latin America also reported double-digit percentage increases in software and software-related service revenue and in total revenue. The growth levels in Mexico and Brazil were especially pleasing.
In 2007, our IFRS and U.S. GAAP software and software-related service revenue increased 19% (24% on a constant currency basis) in the Asia Pacific Japan region to €959 million (2006: €803 million; 2005: €740 million). The region’s total IFRS and U.S. GAAP revenue rose 15% (20% on a constant currency basis in U.S. GAAP terms) from €1,107 million in 2006 to €1,275 million in 2007 (2005: €994 million). The results from the emerging markets of China and India were especially welcome: They both reported software and software-related service and total sales growth well above the SAP average. In Japan, IFRS and U.S. GAAP software and software-related service revenue climbed 10% (21% on a constant currency basis in U.S. GAAP terms) to €340 million (2006: €308 million; 2005: €294 million). Total revenue rose 4% in accordance with IFRS and U.S. GAAP (14% on a constant currency basis in U.S. GAAP terms) to €447 million in Japan (2006: €431 million; 2005: €406 million).
Despite our established position, we also recorded double-digit sales growth in the EMEA region market. Our IFRS software and software-related service revenue in the EMEA region increased 13% to €3,975 million in 2007 (2006: €3,512 million). At 13%, U.S. GAAP software and software-related service revenue growth was more rapid than it had been in the previous year. Measured on a constant currency basis, the rise was 14%. The increase was particularly marked in Russia and France. Our 2007 U.S. GAAP software and software-related service revenue in the EMEA region was €3,973 million (2006: €3,511 million; 2005: €3,194 million). Total IFRS revenue rose 10% to €5,391 million in the EMEA region from €4,902 million in the previous year. As defined in U.S. GAAP, our total EMEA region revenue rose 10% (11% on a constant currency basis) from €4,901 million in 2006 to €5,390 million in 2007 (2005: €4,519 million). Our IFRS software and software-related service revenue in Germany climbed 7% to €1,433 million (2006: €1,342 million). In Germany, our U.S. GAAP software and software-related service revenue grew 7% to €1,432 million (2006: €1,342 million; 2005: €1,237 million). Our total IFRS revenue in Germany grew 5% to €2,005 million (2006: €1,908 million). Our total U.S. GAAP revenue in Germany grew 5% to €2,004 million (2006: €1,907 million; 2005: €1,810 million).
Operating Profit and Margin
Operating Margin on Target
At the beginning of the year, we announced in our outlook guidance that we planned to invest more in 2007 to build a new business around SAP Business ByDesign. In this context, we said we would invest about one to two operating margin percentage points, as defined in U.S. GAAP, in addressing additional growth opportunities in 2007. The profitability goal in our guidance was a U.S. GAAP operating margin, which is the ratio, expressed as a percentage, of operating income to total revenue in U.S. GAAP terms, of between 26.0% and 27.0%. We hit that target with a U.S. GAAP operating margin of 26.7% (2006: 27.4%; 2005: 27.5%). Our operating margin according to IFRS was 26.3% (2006: 26.6%). In line with our guidance, the additional investment we had announced, which amounted to €125 million, reduced our U.S. GAAP operating margin by 1.2 percentage points. We spent the money on enhancing IT infrastructure, building our sales and channel capability, and extending our marketing activity.
As defined in U.S. GAAP, our operating expenses increased to €7,510 million in 2007 from €6,815 million the previous year (2005: €6,172 million). Our 2007 IFRS operating expenses were €7,558 million (2006: €6,899 million). This 10% year-over-year rise in the U.S. GAAP and IFRS numbers arose chiefly because of increases in expenses to meet personnel requirements (our headcount grew by 4,668 full-time equivalents, or FTEs) and previously announced extra investment relating to SAP Business ByDesign.
020      IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Accompanying the double-digit increase in revenue from software and software-related services, we incurred a 20% rise to €1,310 million (2006: €1,091 million; 2005: €983 million) in the U.S. GAAP software and software-related service expense to pay for additional third-party licenses and further reinforcement of our support resources. In the result, our margin on software and software-related services narrowed from the previous year’s 83.5% to 82.4% (2005: 83.5%) in U.S. GAAP terms. The impact on our U.S. GAAP software and software-related services margin caused by the extra investment for SAP Business ByDesign that we announced in 2007 was 0.5 of a percentage point. Our IFRS software and software-related service expense was €1,350 million in 2007 (2006: €1,107 million) and our margin on software and software-related services was 81.9% in IFRS terms (2006: 83.2%).
Hiring new employees in consulting raised the cost of providing professional services and other services 1% to €2,091 million in U.S. GAAP terms (2006: €2,073 million; 2005: €1,925 million). Our margin on U.S. GAAP professional services and other services contracted from 24.0% to 23.8% (2005: 23.5%), reflecting decreased utilization of consulting resources that was a consequence of our hiring program: Initially, new hires are not fully utilizable. The impact on our U.S. GAAP professional services and other services margin caused by the extra investment that we announced in 2007 for SAP Business ByDesign was 0.5 of a percentage point. The cost of providing professional services and other services in 2007 was €2,091 million in IFRS terms (2006: €2,101 million). Our IFRS margin on professional services and other services widened to 23.8% in 2007 from 23.0% the year before. The reason for the disparate trends in the margin on professional services and other services expressed in U.S. GAAP and IFRS terms is that in 2006 the associated IFRS expense was €28 million greater than the corresponding U.S. GAAP expense. The difference arises because IFRS and U.S. GAAP treat fixed-price consulting projects differently.
Our U.S. GAAP research and development (R&D) expense rose 9% to €1,458 million (2006: €1,335 million; 2005: €1,089 million). Our 2007 IFRS R&D expense was €1,461 million (2006: €1,344 million). The U.S. GAAP R&D quotient, which is the R&D expense as a percentage of total revenue, was unchanged at 14.2%. Of the 14.2% R&D quotient, 0.3 of a percentage point related to the extra investment that we announced in 2007 for our new product, SAP Business ByDesign. The corresponding quotient based on IFRS numbers declined from 14.3% in 2006 to 14.2% in 2007.
A 13% rise in our U.S. GAAP sales and marketing expense to €2,162 million (2006: €1,908 million; 2005: €1,746 million) was in line with the increase in U.S. GAAP revenue, despite the fact that extra expense was incurred to build sales channels and expand our resources for the SAP Business ByDesign product. The impact on our sales and marketing expense caused by the extra investment for SAP Business ByDesign that we announced in 2007 was 0.4 of a percentage point. Our IFRS sales and marketing expense rose 13% from €1,924 million to €2,173 million.
Our general and administration expense rose less steeply: 9% to €506 million in U.S. GAAP terms (2006: €464 million; 2005: €435 million), the increase reflecting additional spending on shared service centers, which are expected to drive down costs in the future. The expense corresponded to 5% of total revenue, unchanged since the previous year. Our IFRS general and administration expense rose 5% from €477 million to €499 million.
U.S. GAAP Operating Income Climbs 6%
IFRS operating profit grew 8% to €2,698 million (2006: €2,503 million). U.S. GAAP operating income growth of 6% to €2,732 million (2006: €2,578 million; 2005: €2,337 million) did not keep pace with the growth in total revenue. This was chiefly because of additional investments related to the SAP Business ByDesign solution. The 2007 increase was steeper in the IFRS numbers than under U.S. GAAP because the €659 million rise in operating expenses measured under IFRS was less than the corresponding increase under U.S. GAAP, which was €695 million.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      021

Financial Income
Financial Income Rises
In 2007, our net interest income rose 13% to €135 million (2006: €120 million; 2005: €90 million), reflecting higher rates of interest. Impairment charges on minority investments had a negative effect on financial income. The effect of hedging stock appreciation rights (STARs) had no effect on financial income (2006: €7 million positive effect; 2005: €66 million negative impact). In the previous year, the fair value of instruments acquired to hedge anticipated STAR exposures increased, and the associated revaluation led to the unrealized gain in 2006. This did not occur again in 2007. As a result, our total financial income rose to €124 million (2006: €122 million; 2005: €11 million).
Profit before Taxes; Income Taxes; Profit after Taxes
Increases in Profit Before and After Taxes
Our IFRS profit before income taxes rose 8%, in line with the rise in IFRS operating profit. Our IFRS effective tax rate rose to 32.4% in 2007 from the previous year’s 29.8%. Our U.S. GAAP pretax income rose 6%, exactly in line with the rise in U.S. GAAP operating income. Despite the positive effect of tax-free or low-tax investments and financial assets, our U.S. GAAP effective tax rate rose to 32.2% (2006: 29.9%; 2005: 35.2%). This is because nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters had helped us reduce our effective tax rate to an exceptionally low level in the previous year.
IFRS profit after taxes increased 4% to €1,908 million (2006: €1,836 million). In connection with the Tomorrow-Now business unit, which we intend to sell, we incurred a U.S. GAAP loss from discontinued operations of €15 million after taxes (2006: €10 million; 2005: €6 million). IFRS does not (whereas U.S. GAAP does) allow discontinued operations to be treated separately unless a separate major line of business or geographical area of operations is for sale. There is not an entire SAP business unit for sale, so we have not reported a loss from discontinued operations under IFRS. U.S. GAAP net income increased 3% to €1,919 million (2006: €1,871 million; 2005: €1,496 million).
Our IFRS earnings per share, derived from the profit after taxes, was €1.58, an improvement from the previous year’s €1.50. Of special interest to investors is U.S. GAAP basic earnings per share (EPS), which is derived from U.S. GAAP net income. Our basic EPS was €1.59 (2006: €1.53; 2005: €1.21). Earnings per share from continuing operations was €1.60 (2006: €1.53; 2005: €1.21).
Dividend
Dividend Increase Recommended Again
We wish to continue our dividend policy of recent years and believe our shareholders should benefit appropriately from the Company’s success in achieving increased income targets for 2007. The Executive Board and Supervisory Board will recommend to the Annual General Meeting of Shareholders that a dividend be paid of €0.50 per share, which would be an increase of 8.7% over the previous year’s dividend of €0.46 (2005: €0.3625). The U.S. GAAP dividend payout ratio (which here means total distributed dividend as a percentage of U.S. GAAP net income) would be slightly higher at 31% (2006: 30%; 2005: 30%).
If the shareholders approve this recommendation and treasury stock remains at the 2007 closing level, the provisional total amount distributed in dividends would be €599.1 million. The actual amount distributed is expected to be different from the provisional total because the number of repurchased shares held in treasury will probably change before the Annual General Meeting of Shareholders. Transactions related to share-based compensation could also change the amount of common stock. We distributed €556 million in dividends from our 2006 earnings (2005: €447 million). Aside from the distributed dividend, in 2007 we also returned €1,005 million to the shareholders by repurchasing SAP shares for treasury (2006: €1,149 million; 2005: €454 million).
022     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Finances
Cash Flow and Liquidity
Operating Cash Flow Grows 5%
Our sound income position in 2007 had a positive impact on cash flow from operating activities. Net cash provided by operating activities increased 5% to €1,932 million (2006: €1,847 million), primarily because of greater net inflows associated with net income.
We used net cash of €1,391 million in investing activities, significantly more than in the previous year (2006: €134 million). This was in part because in 2007 we reallocated €550 million cash and cash equivalents to SAP AG restricted cash in connection with financing the acquisition of Business Objects, and this is recorded as cash outflow. Also, the net inflow from sales and purchases of investments was significantly less than in 2006, because in 2006 we had liquidated and reallocated substantial amounts of investments. In addition, cash outflow for acquisitions was greater than in the previous year.
Our financing activities accounted for €1,287 million net cash outflow, which was around 6% less than in the previous year (2006: €1,375 million). We distributed €556 million in dividends, a rise of 24% compared with 2006 (2006: €447 million), but our outflow for treasury stock purchases declined 13% to €1,005 million (2006: €1,149 million).
Group Liquidity Declines 17%
Cash and cash equivalents decreased 33% to stand at €1,608 million at the end of the year (2006: €2,399 million), in part reflecting a €550 million reallocation to restricted cash. The restricted cash represents the portion of corporate funds allocated at the end of 2007 as acquisition finance in connection with our bid for Business Objects. Our Group liquidity, comprising cash and equivalents, restricted cash, short-term investments, and certain investments that U.S. GAAP defines as short-term but IFRS defines as long-term, totaled €2,756 million (2006: €3,330 million) — the decrease being associated with the cash used in buying treasury stock, paying dividend, and acquiring companies and businesses.
To increase financial flexibility, in November 2004 we obtained a €1 billion syndicated credit facility through an international group of banks. We already had other lines of credit in place; the new line was arranged to provide additional financial flexibility. We did not draw any amounts under the facility in 2007.
At the end of 2007, the other, bilateral lines of credit available to SAP AG totaled approximately €599 million (2006: €599 million). We did not draw on these facilities during 2007 or 2006. Several subsidiaries in the SAP Group had credit lines in their local currency. These totaled €44 million (2006: €109 million), for most of which SAP AG was guarantor. At the end of the year, the subsidiaries had drawn €27 million under these facilities (2006: €26 million).
In addition, at the close of 2007 we had access to a €4.45 billion credit facility serving as security for our public offer to buy Business Objects. We did not draw any amounts under the facility in 2007.
We do not currently have a credit rating with any of the rating agencies. Our debt ratio is low, at 36% (2006: 34%), and we do not believe any change in credit conditions that might be obtained with a rating would have a substantial effect on our financial situation. Our liabilities comprised 86% current liabilities (2006: 86%) and 14% noncurrent liabilities (2006: 14%). Of the current liabilities, 46% were classified as other liabilities (2006: 47%), 22% were accounts payable (2006: 22%), and 15% were deferred income (2006: 15%). The other liabilities comprised, among others, 73% other employee-related liabilities (2006: 73%) and 18% other taxes (2006: 17%).
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      023

Financial Management
Centralization
We use centralized global financial management to control liquid assets, interest, and currencies.
Its chief function is to secure a minimum level of liquidity for the SAP Group. Most SAP companies have their liquidity managed by the Group so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent. The €1 billion syndicated credit facility and other, bilateral lines of credit are available for additional liquidity if required.
Our global interest management policy is guided by liquidity and risk considerations, and investment strategy is conservative. Most of the liquidity reserve is available at short notice. Our net interest income is thus affected by both long-term and short-term interest rate fluctuations on the financial markets.
Currency management is also centralized. We determine exposures every week, based on balance-sheet items and cash flows expected in different currencies, and hedge them with the appropriate derivatives if necessary. We do not speculate in derivatives.
Financial Instruments Minimize Risks
Every month, the SAP sales companies in each country pay to SAP AG, the parent company and licensor, a license fee related to their software, maintenance, and subscription revenues. The sales companies generally pay in local currencies, and, to hedge the foreign exchange risks, we sell currencies forward under contracts that generally run for up to 15 months. Without exception, all of our currency futures transactions relate to actual underlying business that we are conducting.
Along with fixed salary, employee compensation may include components that vary with stock performance. The stock appreciation right (STAR) plan is such an element, passing on to our employees the value of stock appreciation we achieve over a defined term. We use derivative instruments from independent banks to manage some of the associated share-price risk. Each of these contracts is subject to our internal directives concerning the credit-worthiness of each bank concerned. For details about the use of hedging contracts, see the Notes to Consolidated Financial Statements section.
The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document that applies globally to all companies in the SAP Group.
Low Debt Ratio
Our debt ratio (total debt as a portion of total assets) rose from 34% in 2006 to 36% in 2007. That we are predominantly equity-financed is evident from the fact that bank loans and overdrafts represented only 0.27% of total assets (2006: 0.28%). The cost of equity was slightly higher than in the previous year.
The average rate of interest on December 31, 2007, for our various fixed-interest bank loans was 8.03% (2006: 8.08%; 2005: 7.22%). Most of our fixed-interest bank loans were short-term loans taken by subsidiaries in different currencies at different levels of interest.
024     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Assets
Growth of Assets; Analysis of Balance Sheet
Our total assets rose 9% from the previous year’s €9,332 million to €10,161 million in 2007. Current assets increased slightly, chiefly as a result of a rise in net accounts receivable. Our long-term assets increased as we acquired intellectual property from third parties. Total long-term assets grew 12% to €3,977 million (2006: €3,563 million).
We reduced our rolling 12-month average collection period, which is measured in days’ sales outstanding (DSO), by two days to 66 (2006: 68). This was the result of further optimization of our receivables management efforts.
Strong profit growth reinforced shareholders’ equity in 2007, adding €355 million. The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased from 66% to 64%, because while shareholders’ equity grew 6%, our total liabilities grew 15%.
Competitive Intangibles
Market Value of Equity Significantly Higher Than Book Value
The assets that truly underpin our success today and in the future do not appear on the balance sheet. This is apparent from a comparison of the market capitalization of SAP AG, which was €44.3 billion at the end of the year (2006: €51.0 billion), with the shareholders’ equity on the balance sheet, which was €6.5 billion (2006: €6.1 billion). The difference is chiefly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the balance sheet. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up — in particular the SAP brand itself — and our organization.
We intensified our marketing activities in order to convince current and potential customers, as well as the general public, of the special benefits of our solution portfolio, while also increasing the value of the SAP brand. This work was rewarded with increased awareness. In 2007, SAP ranked 34 on the Interbrand and Business Week scoreboard of 100 Top Global Brands, as in the previous year. Our brand equity grew 8%, the seventh successive annual increase. Interbrand determined a value of US$10.85 billion (2006: US$10 billion) for the SAP brand. In the German standings, the SAP brand ranked third behind Mercedes-Benz and BMW.
Our ranking among America’s Most Admired Companies by Fortune magazine confirmed the success of our brand: We attained seventh place in the computer software category.
Customer, Human, and Organizational Capital Grows
Our customer capital also grew: We gained numerous new customers in various market segments and strengthened our existing customer relationships. With the help of independent service providers, we regularly measure the satis faction and loyalty of our customers. The results of these surveys once again showed improved loyalty from customers that remained highly satisfied. For more information about our new customers, see the Significant New Customer Contracts section, above. Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Research and Development sections. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships. For more information, see the Partner Ecosystem Continues to Grow section.
End-of-Year Financial Situation
Another Clean Bill of Health
SAP was in good health at the end of 2007, not least because of our sustained business success. Aside from the favorable economic climate, we can point to our broad, innovative range of solutions, highly qualified and highly motivated workforce, strong market position, efficient processes, sound profitability, and liquidity.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     025

Employees
Headcount Increase
Headcount Grows with Business Success
Reflecting our success in business, we hired many highly qualified professionals over the course of 2007, thus creating a foundation for future success and continued growth. Our outlook for 2007 originally assumed there would be around 3,500 new positions. Later in the year, we reported that headcount would increase because of acquisitions. In fact, we filled a total of 4,668 new positions in 2007, of which some 500 were related to acquisitions. At the end of 2007, we had 44,023 employees (full-time equivalents) worldwide (2006: 39,355; 2005: 35,873). Of those 44,023 employees, 14,749 were based in Germany (2006: 14,214; 2005: 13,916). Of the overall headcount increase, 485 resulted from acquisitions.
The average age of our employees was approximately 37 (2006: 37). The average length of service was about 5.4 years (2006: 5.3 years). About 30% of our employees were women (2006: 30%).
Reflecting increased activity, headcount in the field of software and software-related services grew 11% to 5,965 (2006: 5,368). R&D headcount grew 10% to 12,951 (2006: 11,801). Professional services and other services counted 12,785 employees at the end of 2007 — an increase of 11% (2006: 11,518). Sales and marketing head-count grew 17% to 8,310 (2006: 7,082). Finance and administration headcount increased 13% to 2,797 full-time-equivalent positions (2006: 2,472). Our infrastructure employees, who provide IT and facility management services, numbered 1,215, a rise of 9% (2006: 1,114).
The largest number of SAP employees (54%) work in the EMEA region, while 24% are employed in the Americas region and 22% in the Asia Pacific Japan region. The percentage increases were 16% in the Americas region, 6% in the EMEA region, and 24% in the Asia Pacific Japan region. Acquisitions accounted for 206 of our 1,520 new positions in the Americas region. We filled 1,320 new positions in the EMEA region. Of the 1,828 new positions in the Asia Pacific Japan region, most were in India (1,021) and China (476).
SAP employs people of more than 120 nationalities. We embrace this diversity as a valuable resource. We seek to create and maintain an environment in which people of every cultural and ethnic origin, age, gender, sexual orientation, gender identity, and learning and physical ability are positively valued in all our variety. Our global diversity office is charged with ensuring that our approach remains positive and that every employee’s contribution to the success of our business is properly recognized. In 2007, we trained 2,010 of our employees and managers in inter-cultural skills at 185 learning events. We also held more than 200 single-sex workshops at which over 2,200 women and men explored and learned about the value of gender differences.
Working for SAP
Germany’s Best Employer
The great number of applications for positions we again received worldwide in 2007 indicates how attractive SAP is as an employer. This is underscored by the praise that others accorded SAP. In February 2007, the Great Place to Work institute once again named SAP as Germany’s best large employer. For the third year in a row, we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our employee health management program won us the special prize in the health category. This award was based on the results of a survey of employees, so it was our own people — not a jury — who awarded us the honor. Overall, 198 companies of all sizes and from all sectors competed in the contest, which in Germany was run by Great Place to Work in cooperation with Capital magazine and the German Federal Ministry of Economics and Technology’s New Quality of Work initiative, with other partners. The standardized
026     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

method employed in the survey was specifically designed for such surveys and is used internationally by the Great Place to Work institute. Around 60 questions concerning their employer and dealing with fairness, team spirit, credibility, pride, and respect were anonymously answered by 343 SAP employees. The result confirms the importance of our corporate culture to our employees: Aspects employees mentioned as crucial to a “great place to work” included their own responsibility for customer-centricity, innovation, and quality, and the pursuit of product excellence. The criteria for these awards reflect every relevant aspect of working practice and the relationships within the employer’s organization.
Our own global survey — which we conduct every two years — confirmed our employees’ sense of identification with SAP.
▪	91% of the respondent SAP employees believed in our products and services

▪	90% believed in our goals and objectives

▪	86% were proud to work for SAP

▪	79% thought SAP was a great place to work
The Graduate Barometer, the biggest and most influential survey of students in Germany, found — for the second time since 2006 — that we were one of the most popular employers in Germany overall. The survey was conducted by human resources marketing firm Trendence. We were ranked first among IT companies, up from second place in 2006.
We were also judged one of the 100 best employers again in the 2007 Best Workplaces in Europe awards. A survey by Hewitt Associates, The RBL Group, and Fortune placed SAP among the Top 10 European Companies for Leaders.
According to the Swiss Graduate Barometer survey conducted by Trendence and the Neue Zürcher Zeitung newspaper, young professional staff in Switzerland perceive SAP Switzerland to be one of the best employers.
SAP Labs India took part in the Businessworld Great Places to Work survey for the first time and achieved eighth place among the top 10 employers in India. SAP Labs India also won the Indiatimes award in the Excellence in HR through Technology category. In an annual Australia and New Zealand study, SAP Australia & New Zealand was selected as a 2006/2007 Hewitt Best Employer. The first ever Great Place to Work survey in Japan ranked SAP Japan in its top 20.
SAP Canada was a winner in the Mediacorp Canada Inc. 2007 guide to Greater Toronto’s top 50 employers. Mediacorp publishes an annual Canada’s Top 100 Employers guide. The evaluation criteria include, for example, employee communications, performance management, and training and skills development.
The Move Europe initiative selected SAP for its first European prize in recognition of our excellent holistic employee health management program. It was SAP’s third prize for employee health management best practice in 2007. Move Europe is an official initiative of the European Commission in 27 countries. In Germany, the Commission’s partner on the initiative is the BKK, the German association of employer-operated health insurance providers. Move Europe identifies and promotes healthy workplace lifestyle practice on a pan-European level.
Our success starts with our employees. Their innovativeness and commitment are crucial, as is their level of higher education. Most people we employ have a university degree in science, engineering, or business. In 2007, we continued our policy of investing in skills development to maintain high levels of employee proficiency.
As part of our major global Employer of Choice campaign, we continued an initiative at German universities that we kicked off in November 2006 to recruit highly qualified young employees, especially for our Walldorf, Germany campus. We identified the 100 best IT and business graduates for an “SAP Future Team” in a highly competitive selection process. This was the first step in an international campaign we are planning, involving various European universities, where we backed our efforts with direct mailing campaigns, road shows, and campus info days.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      027

Three educational institutes in Bulgaria, including the University of Sofia, and two universities in Romania joined the global SAP University Alliances program, which fosters tomorrow’s business and IT talent. It gives students hands-on practice with SAP software, practical experience of today’s working environment, and access to a wide range of learning materials. The program is attractive for us as a good future source of highly qualified recruits.
Share-Based Employee Motivation
Only highly motivated employees can deliver the top-quality work that our customers demand. To retain them, we must offer competitive conditions. In addition to good salaries, we offer our employees many additional benefits. Profit sharing is one important motivational element. We awarded STARs to about 23,600 employees in 2007 in recognition of their performance. In addition, 2,500 executives and selected top performers were awarded a total of approximately 7,000,000 STARs under our Stock Option Plan 2007 (SAP SOP 2007) and 700,000 STARs under our Incentive Plan 2010 program. By offering stock purchase programs in 35 countries so that employees can buy subsidized shares, we also encourage them to adopt an entrepreneurial approach to their work.
Research and Development
Resources for R&D
Fourteen Percent of Revenue Plowed into R&D
We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of business software. Our R&D activities in 2007 centered on our new SAP Business ByDesign solution. This new online solution strategically extends our existing portfolio for small businesses and midsize companies, which also includes the SAP Business One application and the SAP Business All-in-One solutions.
Our R&D expense rose 9% to €1,461 million (2006: €1,344 million). We spent 14% of total revenue on R&D in 2007 (2006: 14%).
The importance of R&D was also reflected in the breakdown of employee profiles. In 2007, our total FTE count in development work was 12,951 (2006: 11,801; 2005: 10,215). This is 30% of all Group employees and represents a 10% rise in the number of R&D employees since the previous year. Of the employees working in R&D, 48% (2006: 52%; 2005: 57%) are employed in Germany, 25% (2006: 22%; 2005: 18%) are in our high-growth development centers in China and India, and about 27% (2006: 26%; 2005: 25%) are in our other development locations.
The expenses for R&D include employee salaries and the cost of externally procured development services.
Development News
In 2007, our product development work focused on optimizing our solution portfolio. Working with our customers and partners, we developed numerous innovations and greatly extended the functional range of our software products. These efforts created rich new solutions in all four core areas of our product portfolio: enterprise applications and industry solutions; platform; software for small businesses and midsize companies; and offerings for business users. We also acquired companies and businesses to augment our portfolio of products.
028     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Enterprise Application and Industry Solution Offerings Expanded
We adapted the enterprise applications in SAP Business Suite and all of our industry solutions for enterprise SOA and developed the following enhancements:
▪	SAP ERP: In July, we announced the availability of the second enhancement package for the SAP ERP application. Next to functional enhancements, the package included specific innovations for the media, utilities, telecommunications, and retail industries. We announced the third enhancement package in December. It delivers reporting, financial, human resource management, and quality management capabilities. These enhancement packages enable customers to quickly and cost effectively take advantage of key innovations without moving to a new SAP ERP release.

▪	SAP CRM: In December, we introduced a new version of SAP CRM. SAP CRM 2007 offers new enhancements and capabilities, such as real-time offer management, trade promotions management, business communications management (bringing e-mail, fax, and telephony together into one all-Internet Protocol environment), and pipeline performance management. Its dynamic new user interface with Web 2.0 functions gives business users more flexibility to manage customer relationships the way they prefer. By acquiring Wicom Communications, a leading provider of all-Internet Protocol software solutions, and integrating the Wicom capabilities with related SAP applications, we can now offer more efficient and powerful contact center and enterprise communications functions in the SAP Business Communications Management software.

▪	SAP Product Lifecycle Management (SAP PLM): We enhanced our product life-cycle management software, building the foundation for a new generation of the SAP PLM application. With SAP PLM, manufacturers can better address two dominant business trends — the accelerated speed of change and the need to achieve competitive differentiation by collaboratively innovating within their business network. Companies use SAP PLM to introduce new products more rapidly, for example, and to effectively collaborate with their business networks.

▪	SAP Supply Chain Management (SAP SCM): SAP SCM 2007 considerably extended our supply chain management offering, with its new applications for supply network collaboration, extended warehouse management, transportation management, and sales and operations planning. It can greatly help customers streamline, for instance, the way their marketing, production planning, sales planning, and financial budgeting work together. It can also help them optimize their trade processes, improve process transparency, drive down costs, and manage international shipping.

▪	SAP Supplier Relationship Management (SAP SRM): In 2007, we introduced an on-demand electronic purchasing solution. Companies can use the SAP E-Sourcing on-demand solution for their sourcing and procurement processes, such as online auctions and responding to requests for proposals. We also launched an application for contract life-cycle management and a spend analytics application that enables companies to more effectively manage procurement costs and compliance. Customers can use SAP SRM to run their complete procurement process from source to pay.

▪	SAP Auto-ID Infrastructure: We kicked off a new round of radio frequency identification (RFID) tagging development in 2007 with our SAP Auto-ID Infrastructure offering for product tracking and authentication. Customers can use it to collect and process product data from RFID tags and they can store and manage the data in the SAP object event repository designed for that purpose. This enables them to pinpoint the exact location of any object at any time.

▪	SAP Manufacturing: As a result of acquiring Factory Logic in late 2006, we added the SAP Lean Planning and Operations application to our offering for manufacturing industry. It helps manufacturers adapt more effectively and more flexibly to the changing demands of their customers. In addition, as a result of our acquisition of Lighthammer, in the new version of the SAP Manufacturing Integration and Intelligence application plant employees have better, personalized access to the information they need for decision making.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      029

Platform Simplifies the Way People Use IT
SAP NetWeaver is the open integration and application platform that integrates people, information, and processes into one hub, across technologies and organizations, to reduce TCO. Customers wishing to create an enterprise SOA can deploy further elements of SAP NetWeaver, such as SAP NetWeaver Business Intelligence Accelerator and SAP NetWeaver Master Data Management, to optimize and enhance their core processes. We added new functions to the SAP NetWeaver technology platform in 2007. It now gives IT staff an even more powerful strategic technology platform to standardize, consolidate, and optimize their IT landscape and to develop and integrate innovative business process solutions. In developing the new functions for SAP NetWeaver, we concentrated on helping simplify the way workers use IT, accelerating design and integration of applications for business processes, and managing and accessing relevant data right across the enterprise. It is now even easier for customers to create a powerful business process platform based on enterprise SOA.
▪	SAP NetWeaver Composition Environment: We released the SAP NetWeaver Composition Environment, offering, a lean, integrated, standards-based development, modeling, and runtime environment. Software developers and technical consultants can use it to extend application logic and, depending on users’ needs, compose new views and applications based on SAP software. It has been available to our customers and partners since May 2007.

▪	SAP NetWeaver Process Integration: In December 2007, we shipped the final major building block for creating an enterprise SOA. Companies use new functions in the SAP NetWeaver Process Integration offering, which we developed from the SAP NetWeaver Exchange Infrastructure component, to make their business processes more flexible and to manage enterprise services. At its heart is the Enterprise Services Repository, which is used to define all enterprise services and manage them through their life cycle. The new version also supports standards better, and improves the handling of data-intensive scenarios.

▪	SAP NetWeaver Business Rules Management: We acquired Yasu, a leading vendor of business rules management systems, and embedded its solutions in our SAP NetWeaver technology platform, helping our customers apply their business rules consistently to all of their business processes in heterogeneous IT landscapes, and update them as necessary. The control capabilities can also help companies better and more reliably maintain legal compliance.

▪	SAP NetWeaver Identity Management: We acquired MaXware in May 2007. We integrated its identity management solution in the SAP NetWeaver technology platform and enhanced it to help companies save time and money by optimizing the administration of user accounts and passwords.

▪	SAP NetWeaver Enterprise Search: In August 2007, we released the SAP NetWeaver Enterprise Search application. It provides secure, seamless access to information and processes in SAP and non-SAP systems to help information workers navigate to key business data. They can use it in familiar environments: in portals, as a desk-top widget, on handheld devices, and in e-mail. SAP NetWeaver Enterprise Search delivers highly relevant results and suggested actions that reflect the user’s role in the enterprise, and recognizes the business context of the search query.

▪	SAP NetWeaver Mobile: The first customers started using our new SAP NetWeaver Mobile offering in May 2007. This is the successor to the SAP Mobile Infrastructure component. It provides new, scalable middle-ware to simplify the management of mobile devices, and improved security functions. New development tools help build mobile applications with very little programming work. SAP NetWeaver Mobile also provides a runtime infrastructure for mobile solutions with which mobile workers can access the information they need from SAP and non-SAP applications, online and offline, wherever they are.
030     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Midmarket Initiative Gains Pace
We developed the following new solutions and releases for small businesses and midsize companies in 2007:
▪	SAP Business All-in-One: We completed the development, ready for release early in 2007, of a new generation of the SAP Business All-in-One solutions. Based on SAP ERP and SAP CRM, the solutions leverage the power of an enterprise SOA to offer midsize customers new levels of flexibility and simplicity in their use. SAP’s development partners also introduced many SAP Business All-in-One complementary solutions, which now number more than 80. Deepening support for mid-size companies in specific industries, we added 60 SAP Best Practices offerings midyear, designed to boost the operational power of SAP Business All-in-One solutions.

▪	SAP Business ByDesign: In September, we launched SAP Business ByDesign. We developed this solution for midsize companies, complementing our existing portfolio of midmarket solutions. SAP Business ByDesign delivers simplicity, adaptability, and a wide range of functions at low running cost. SAP Business ByDesign is a complete on-demand software solution for businesses with 100 to 500 employees — fast growing companies that typically have not experienced integrated business solutions before.

▪	SAP Business One: In 2007, we added many core business processes to SAP Business One. The SAP Business One 2007 release offers many new financial capabilities from reconciliation to reporting that are designed to enable small businesses to leverage local best practices and meet local customary requirements. The solution comes with many new and redesigned screens and interfaces to make it easier to use, faster to access information, and more scaleable. It also adds new Web-based capabilities such as Web CRM and e-commerce to provide a single integrated system for small businesses to manage their business online and offline.
Significant Expansion of Business User Portfolio
We expanded our portfolio of products with innovative offerings, notably:
▪	SAP solutions for GRC: We delivered a new version of the SAP GRC Global Trade Services application to help customers better integrate processes related to import and export. The SAP Customs Processing for Automated Export Systems application, which our developers also completed in 2007, helps customers comply with new EU procedures by facilitating electronic communication with EU customs systems. The new version of the SAP GRC Process Control application has new functions to make it simpler to handle the internal controls required for management certification. We released the new SAP GRC Risk Management application, which provides automated functions for risk planning, identification, and analysis across companies’ lines of business. An enhanced version of the SAP GRC Access Control application simplifies the compliant assignment and management of user authorizations for IT systems and access to data.

▪	Analytic blueprints from SAP: By acquiring Pilot Software we added a critical piece of new technology that is now integrated into our portfolio of analytic applications. We can now offer customers tools to foster the alignment of their business strategy across all of their organizations. This has the potential to make our core products, such as our applications for ERP, CRM, and SCM, even more attractive for our customers.

▪	SAP Strategy Management: We acquired Pilot Software to enhance our portfolio of strategy management software. Customers use the SAP Strategy Management application to continuously manage and assess the three cornerstones of business performance — metrics, decisions, and goals.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      031

▪	SAP Business Planning and Consolidation: Our acquisition of OutlookSoft, a specialist company providing financial and strategy performance measurement solutions, extended our portfolio of solutions to help chief financial officers (CFOs). With its integrated planning, budgeting, forecasting, and consolidation capabilities, it is a solution that provides an effective control and planning toolbox. It also enables companies to conduct their business analysis more thoroughly and in more detail.

▪	Mobile business: Responding to growing interest in mobile business processes, we developed new mobile solutions and enhancements to existing mobile applications. Employees with mobile devices can be given full access to all core business processes from anywhere with our current offering.

▪	Duet: Duet, which has been available since 2006, enables information workers to use SAP-based business data and business process software in the familiar Microsoft Office environment. In March 2007, we delivered a value pack with new scenarios for sales management, travel management, and demand planning. It comes with new configuration tools for the system administrator, and with more languages.
Corporate Governance
Principles of Corporate Governance
SAP already had its own Principles of Corporate Governance (“Principles”) in place in October 2001, before the German Corporate Governance Code (“Code”) was published the year after. We have kept our Principles continuously under review and amended them where appropriate to keep in step with the amendments made to the Code from time to time. When we last reviewed our Principles in October 2007, we came to the conclusion that the gap between them and the Code had greatly reduced over time and that changes to the legislation and current practice had made provisions in the Principles obsolete. The Code, which had been continuously improved, together with the pertinent legislation, which had gradually covered the broader ground, made the maintenance of our own Principles redundant. We therefore decided to discontinue our own Principles of Corporate Governance — thereby improving the clarity of our communications for the benefit of our investors, not least those outside of Germany. In the future, when discussing corporate governance standards, we will refer to the Code only. For more information about our implementation of the Code’s recommendations and suggestions, see our German Stock Corporation Act, section 161 annual Declaration of Implementation and our Corporate Governance Report.
Recommendations
The Declaration of Implementation issued by our Executive Board and Supervisory Board on October 27, 2007, reports that we do not follow four of the Code’s total of 81 recommendations. In our Declaration, we list the instances in which we do not follow Code recommendations:
▪	We do not impose age limits for members of the Executive Board and Supervisory Board.

▪	Our Executive Board and Supervisory Board contracts do not provide for a deductible in directors’ and officers’ liability insurance policies.

▪	A chairperson or member of the Executive Board can become chairperson of our Supervisory Board or chairperson of a Supervisory Board committee.

▪	There is no consideration of individual performance in the variable remuneration of our Executive Board members.
032     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Since a pertinent amendment to our Articles of Incorporation was entered in the commercial register in December 2006, we do now follow the recommendation in section 5.4.7 of the Code: We now recognize the additional responsibilities of the chairperson and deputy chairperson of our Supervisory Board and of members of its committees in their compensation packages.
As already noted, new recommendations were added to the Code in 2007. They chiefly concern responsibility for compliance, provisions in executive board rules of procedure governing the allocation of responsibility portfolios, and, in section 5.3.3 of the Code, the establishment of a nomination committee as a committee of the supervisory board. We will follow these new recommendations.
Suggestions
In June, a new suggested severance pay cap was added to the Code in section 4.2.3, proposing that under executive board membership contracts, severance pay on premature termination without just cause should not be more than two times annual compensation including expenses or more than the compensation for the remaining term of the contract. We will partly follow this suggestion. The Supervisory Board has always insisted that the compensation contracts of Executive Board members must be reasonable, including, for example, provisions concerning severance pay, and it will continue to do so. Except where the termination arises out of a change of control, however, we do not believe it is practicable in Executive Board member contracts to cap severance pay on premature termination without just cause. To agree to such a cap from the outset would be contrary to the spirit of our Executive Board contract, which is normally concluded to cover the full term of the member’s appointment and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. As in the past, in cases where an Executive Board member’s contract is prematurely terminated by agreement, we would apply the spirit of the suggestion in the Code and ensure that any negotiated severance pay is reasonable.
There are two other Code suggestions to which we do not adhere:
▪	We do not appoint Supervisory Board members at different times, as suggested by the Code. All shareholder representatives are voted onto the Supervisory Board en bloc and they have equal terms of office. If a Supervisory Board seat becomes vacant during the regular period of office, by-elections are held for the remainder of the regular period of office. This is convenient because memberships are elected and work together.

▪	We have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success as suggested in the Code, section 5.4.7 (2). We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation in respect of SAP. At SAP, variable remuneration is linked to the dividend and governed by our Articles of Incorporation. We believe that this ensures transparent, appropriate remuneration for Supervisory Board members that does not conflict with their legal responsibilities.
U.S. Regulatory Requirements
Because we are listed on the New York Stock Exchange (NYSE), we are subject to U.S. securities laws and to U.S. Securities and Exchange Commission and NYSE rules. We therefore continue to adhere to relevant U.S. laws and rules relating to corporate governance standards. Notably, 2006 saw the first audit of our internal control structure, as required by the U.S. Sarbanes-Oxley Act, section 404. It was conducted by our auditor, KPMG, which found that on December 31, 2006, our financial reporting control over the U.S. GAAP consolidated financial statements submitted to the SEC was effective. KPMG is also auditing that control structure as on December 31, 2007. The audit had not found any indication by March 19, 2008, that it was not effective on December 31, 2007.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      033

Compensation Report
This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation packages. It also contains information about Executive Board members’ share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
Compensation For Executive Board Members
Compensation Package
The Executive Board members’ compensation package is defined by the Compensation Committee, a committee of the Supervisory Board chaired by Hasso Plattner (chairperson of the Supervisory Board). Its other members are Panagiotis Bissiritsas, Wilhelm Haarmann, Gerhard Maier, and Joachim Milberg.
Executive Board members’ compensation is intended to reflect the Group’s size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.
The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (share-based compensation).
A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors’ compensation at comparable companies on the international stage. Every year, the Compensation Committee sets the target performance-related compensation, reflect-ing the relevant values in SAP’s budget for that year. The number of virtual stock options issued in 2007 to each individual member of the Executive Board by way of share-based compensation was decided by the Compensation Committee at its meeting on March 21, 2007, and reflected the fair value of the options.
The following criteria apply to the elements of Executive Board compensation for 2007:
▪	The fixed element is paid as a monthly salary.

▪	The amount of performance-related compensation to be paid out in respect of 2007 depends on the SAP Group’s achievement of its targets “operating income based on U.S. GAAP,” on software and software-related revenue growth at constant currencies, and on the operating margin according to U.S. GAAP. On February 12, 2008, the Supervisory Board’s Compensation Committee assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in June 2008.

▪	The regular form of share-based compensation is the issue of virtual stock options under the terms of the 2007 stock option plan (SAP SOP 2007). The terms and details of SAP SOP 2007 are reported in Note 27 in the Notes to Consolidated Financial Statements section.
In 2006, Executive Board members received additional nonrecurring, share-based compensation in the form of stock appreciation rights (STARs) awarded under the Incentive Plan 2010, a share-based compensation plan. In 2007, no such nonrecurring compensation was awarded.
034     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Amount of Compensation
Executive Board members’ compensation was as follows in fiscal year 2007:

					Regular
			Performance-		Long-Term
			Related		Incentive
	Fixed Elements		Element		Elements
					Share-Based
			Directors’		Compensation
			Profit-		(SAP
€(000)	Salary	Other 1)	Sharing		SOP 2007)2)	Total
Prof. Dr. Henning Kagermann (CEO)	728.5	16.0	4,219.7		949.1	5,913.3
Shai Agassi (member until March 31, 2007)4)	161.3	3.1	446.8	3)	—	611.2
Léo Apotheker	485.6	59.0	2,813.1		632.7	3,990.4
Dr. Werner Brandt	443.4	41.3	2,568.5		577.7	3,630.9
Prof. Dr. Claus E. Heinrich	443.4	20.2	2,568.5		577.7	3,609.8
Gerhard Oswald	443.4	14.8	2,568.5		577.7	3,604.4
Dr. Peter Zencke	443.4	28.0	2,568.5		577.7	3,617.6
	3,149.0	182.4	17,753.6		3.892.6	24,977.6

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group.

2)	Fair value at the time of allocation.

3)	The portion of the directors’ profit-sharing for January through March 2007 was calculated on the basis of the actual directors’ profit-sharing paid in 2006.

4)	Shai Agassi left the Executive Board on March 31, 2007. His employment contract with SAP ended on April 30, 2007. Details of the benefits paid due to early contract termination are set out in the End-of-Service Undertakings section.
The values for regular share-based compensation in the table above result from the following allocations of SAP SOP 2007 virtual stock options granted in 2007. The following table shows the total Executive Board Compensation including the SAP SOP 2002 stock options granted in 2006 and the STARs granted under the Incentive Plan 2010.

				Regular		Nonrecurring
			Performance-	Long-Term		Long-Term
			Related	Incentive		Incentive
	Fixed Elements		Element	Elements		Element
				Share-Based		Share-Based
			Directors’	Compensation	Total Before	Compensation
			Profit-	(SAP	Nonrecurring	(Incentive
€(000)	Salary	Other 1)	Sharing	SOP 2002)2)	Element	Plan 2010)2)	Total
Prof. Dr. Henning Kagermann (CEO)	710.7	17.0	2,673.7	949.0	4,350.4	4,680.1	9,030.5
Shai Agassi	474.4	59.5	1,782.5	632.7	2,949.1	3,120.1	6,069.2
Léo Apotheker	473.8	0.3	1,782.5	632.7	2,889.3	3,120.1	6,009.4
Dr. Werner Brandt	432.6	41.3	1,627.5	577.7	2,679.1	1,560.0	4,239.1
Prof. Dr. Claus E. Heinrich	432.6	20.0	1,627.5	577.7	2,657.8	1,560.0	4,217.8
Gerhard Oswald	432.6	14.8	1,627.5	577.7	2,652.6	1,560.0	4,212.6
Dr. Peter Zencke	432.6	27.7	1,627.5	577.7	2,665.5	1,560.0	4,225.5
					20,843.8		38,004.1

1)	Insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group.

2)	Fair value at the time of allocation.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     035

Regular Share-Based Compensation under SAP SOP 2007

		Fair Value of	Total Fair Value of Long-Term	Fair Value of
		Right at Time	Incentive Elements	Right on	Total Value on
	Quantity	of Grant	at Time of Grant	Dec. 31, 2007	Dec. 31, 2007
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	949.1	8.53	1,012.0
Shai Agassi	—	—	0
Léo Apotheker	79,093	8.00	632.7	8.53	674.7
Dr. Werner Brandt	72,216	8.00	577.7	8.53	616.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	577.7	8.53	616.0
Gerhard Oswald	72,216	8.00	577.7	8.53	616.0
Dr. Peter Zencke	72,216	8.00	577.7	8.53	616.0
	486,594		3,892.6		4,150.7
Regular Share-Based Compensation under SAP SOP 2002 and Nonrecurring Share-Based Compensation Under Incentive Plan 2010 in 2006

	Regular Share-Based Compensation			Nonrecurring Share-Based Compensation
			SAP SOP 2002		Incentive Plan 2010		Total Fair Value of
		Fair Value at			Fair Value at		Long-Term Incentive
	Quantity	Time of Grant	Total	Quantity	Time of Grant	Total	Elements at Time of Grant
		€	€(000)		€	€(000)	€(000)
Prof. Dr. Henning Kagermann (CEO)	35,851	26.47	949.0	188,182	24.87	4,680.1	5,629.1
Shai Agassi	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Léo Apotheker	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Dr. Werner Brandt	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Prof. Dr. Claus E. Heinrich	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Gerhard Oswald	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Dr. Peter Zencke	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
	170,945		4,525.2	690,000		17,160.1	21,685.3
End-of-Service Undertakings
     Retirement Pension Plan
Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary’s 60th birthday.
The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.
The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.
036     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90% of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
An exceptional agreement applies to Executive Board member Léo Apotheker. Léo Apotheker’s agreement provides only for a retirement pension, and the pension contribution reflects his participation in the French social security system. Former Executive Board member Shai Agassi has rights to future benefits under the pension plan of SAP America Inc. The accrual was significantly reduced in 2007 because, when Shai Agassi left SAP, the rights to future benefits were paid out as a lump sum using the legal options available in the United States. Henning Kagermann’s rights to retirement pension benefits will be increased by further annual contributions because he has remained a member of the Executive Board after his 60th birthday.
The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:

	Prof. Dr.
	Henning				Prof. Dr.
	Kagermann	Shai	Léo	Dr. Werner	Claus E.	Gerhard	Dr. Peter
€(000)	(CEO)	Agassi	Apotheker	Brandt	Heinrich	Oswald	Zencke	Total
PBO January 1, 2006	5,592.1	172.0	462.1	529.4	3,252.4	3,525.8	4,127.5	17,661.3
Less plan assets market value January 1, 2006	3,952.4	113.6	579.1	313.8	1,512.3	1,732.5	2,559.7	10,763.4
Accrued January 1, 2006	1,639.7	58.4	- 117.0	215.6	1,740.1	1,793.3	1,567.8	6,897.9
PBO change in 2006	- 257.4	184.8	- 16.7	63.9	- 237.1	- 241.5	- 251.6	- 755.6
Plan assets change in 2006	630.1	132.8	24.3	94.4	251.1	282.6	387.3	1,802.6
PBO December 31, 2006	5,334.7	356.8	445.4	593.3	3,015.3	3,284.3	3,875.9	16,905.7
Less plan assets market value December 31, 2006	4,582.5	246.4	603.4	408.2	1,763.4	2,015.1	2,947.0	12,566.0
Accrued December 31, 2006	752.2	110.4	- 158.0	185.1	1,251.9	1,269.2	928.9	4,339.7
PBO change in 2007	530.5	- 320.9	- 22.9	20.4	- 284.4	- 269.5	- 228.4	- 575.2
Plan assets change in 2007	645.5	- 199.0	27.0	102.5	265.3	301.3	407.9	1,550.5
PBO December 31, 2007	5,865.2	35.9	422.5	613.7	2,730.9	3,014.8	3,647.5	16,330.5
Less plan assets market value December 31, 2007	5,228.0	47.4	630.4	510.7	2,028.7	2,316.4	3,354.9	14,116.5
Accrued December 31, 2007	637.2	- 11.5	- 207.9	103.0	702.2	698.4	292.6	2,214.0
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     037

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2007:

	Vested on		Vested on
	Dec. 31,		Dec. 31,
€(000)	2007		2006
Prof. Dr. Henning Kagermann (CEO)	322.7	1)	289.8
Shai Agassi	13.2		13.5
Léo Apotheker	45.5		45.5
Dr. Werner Brandt	41.0		34.4
Prof. Dr. Claus E. Heinrich	175.2		165.5
Gerhard Oswald	192.8		184.6
Dr. Peter Zencke	216.9		207.2

1)	Due to the extension of Henning Kagermann’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on May 31, 2009, based on the entitlements vested on December 31, 2007.
These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.
In 2007, pension benefits of €743,000 were paid to former Executive Board members (2006: €725,000). On December 31, 2007, the projected benefit obligation for former Executive Board members was €11,587,000 (2006: €12,541,000).
Early Termination
The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.
If an Executive Board member’s post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. There is a change of control when a takeover obligation to the shareholders of SAP AG arises under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.
During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member such as a pension.
Payments of €3,910,400 were agreed for Shai Agassi in relation to the ending of his contract with SAP on April 30, 2007, in accordance with the above agreements on payments made for early termination and the postcontractual noncompete period. Abstention compensation paid for the postcontractual noncompete period was not deducted from the pension amounts payable by SAP.
Long-Term Incentives for the Executive Board
Members of the Executive Board hold virtual stock options under SAP SOP 2007, STARs under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000 that were granted to them in previous years. The terms and details of these plans are reported in Note 27 in the Notes to Consolidated Financial Statements section.
SAP SOP 2007
The table below shows Executive Board members’ holdings, on December 31, 2007, of virtual stock options issued under the SAP SOP 2007 plan since its inception.
The exercise price for an option is 110% of the base price. The base price is the average closing price of one SAP share in the Frankfurt stock exchange Xetra trading system over the 20 consecutive business days immediately starting the day after the announcement of the Company’s preliminary annual results. The premium of 10%, which is payable in addition to the base price, serves the purpose of rendering the exercise of the option economically reasonable only after the stock exchange price of the SAP share has risen by at least 10% as compared with the
038     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

price used to determine the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2007.
SAP SOP 2007 Stock Options

		Fair Value	Fair Value
	Holding on	of Unit at	of Unit on	Accrual on
	Dec. 31,	Time of	Dec. 31,	Dec. 31,
	2007	Grant	2007	2007
	Quantity
	of Options	€	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	8.53	379.5
Léo Apotheker	79,093	8.00	8.53	253.0
Dr. Werner Brandt	72,216	8.00	8.53	231.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	8.53	231.0
Gerhard Oswald	72,216	8.00	8.53	231.0
Dr. Peter Zencke	72,216	8.00	8.53	231.0
	486,594			1,556.5
Incentive Plan 2010
The additional nonrecurring share-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 share-based compensation plan. The plan is a non-recurring incentive with a term of up to five years, intended to give more encouragement than previously for innovation and to ensure the Executive Board actions remain focused on a long-term goal. The Incentive Plan 2010 is a share-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP’s average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and December 31, 2005, and SAP stock outperforms the GSTI Software Index over the same period. Payouts are scaled as follows:
▪	If market capitalization does not increase by 50% or more, the Executive Board will not receive a payout.

▪	If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.

▪	If SAP’s market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.
The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100% increase in market capitalization is reached at an earlier date, while at the same time the stock is outperforming the GSTI Software Index, the plan ends at that earlier date. All payouts under the plan are cash; no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit; that is, a substantial extraordinary unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the Compensation Committee of the Supervisory Board. The terms and details of this plan are reported in Note 27 in the Notes to Consolidated Financial Statements section.
Nonrecurring Share-Based Compensation: Incentive Plan 2010

			Fair Value	Fair Value
	Original		of Unit at	of Unit on	Accrual on
	Quantity		Time of	Dec. 31,	Dec. 31,
	Granted		Grant	2007	2007
	Number
	of Rights		€	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	188,182		24.87	8.06	575.3
Shai Agassi	125,455	1)	24.87	8.06	0.0
Léo Apotheker	125,455		24.87	8.06	383.5
Dr. Werner Brandt	62,727		24.87	8.06	191.8
Prof. Dr. Claus E. Heinrich	62,727		24.87	8.06	191.8
Gerhard Oswald	62,727		24.87	8.06	191.8
Dr. Peter Zencke	62,727		24.87	8.06	191.8
	690,000				1,726.0

1)	The rights expired in the reporting period.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     039

SAP SOP 2002
The table below shows Executive Board members’ holdings, on December 31, 2007, of stock options issued under the SAP SOP 2002 plan since its inception.
The exercise prices for SAP SOP 2002 stock options are 110% of the base price of an SAP AG common share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price must be not less than the closing auction price on the day before the issue date. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

	Exercise				Rights
	Price				Exercised	Price on	Holding on
	per Share	Holding on Januar 1, 2007			in 2007	Exercise Day	December 31, 2007
		Quanity		Remaining	Quantity		Quantity	Remaining
	€	of Shares		Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann	22.59	320,000		1.16	320,000	38.7071	—	—
(CEO)	37.50	200,000		2.13	—		200,000	1.13
	33.55	267,820		3.11	—		267,820	2.11
	46.48	143,404	2)	4.10	—		143,404	3.10
Shai Agassi1)	22.59	120,000		1.16	120,000	36.805	—	—
	24.78	120,000		1.33	120,000	36.805	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	1.33
	46.48	95,604	2)	4.10	—		95,604	1.33
Léo Apotheker	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	95,604	2)	4.10	—		95,604	3.10
Dr. Werner Brandt	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	2)	4.10	—		87,292	3.10
Prof. Dr. Claus E. Heinrich	22.59	180,000		1.16	180,000	38.7071	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	2)	4.10	—		87,292	3.10
Gerhard Oswald	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	2)	4.10	—		87,292	3.10
Dr. Peter Zencke	22.59	180,000		1.16	180,000	38.7071	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	2)	4.10	—		87,292	3.10
		3,531,480			920,000		2,611,480

1)	Shai Agassi can exercise his outstanding stock options under SAP SOP 2002 within the agreed two-year grace period in accordance with the applicable plan terms. The rights exercised in 2007 were exercised by Shai Agassi after he left the Executive Board.

2)	These rights could not be exercised on December 31, 2007.
No rights expired or were forfeited in the report year.
040     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

LTI Plan 2000
Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of SAP stock over time against the GSTI Software Index.
The table below shows stock options held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share upon exercise of the option on December 31, 2007. Exercise prices vary with the performance of SAP stock over time against the GSTI Software Index. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.
LTI Plan 2000 Stock Options

	Exercise			Rights
	Price			Exercised	Price on	Holding on
	per Share	Holding on January 1, 2007		in 2007	Exercise Day1)	December 31, 2007
		Quantity	Remaining	Quantity		Quantity	Remaining
	€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann	20.09	112,128	3.14	—	—	112,128	2.14
(CEO)	24.41	157,500	4.14	—	—	157,500	3.14
Léo Apotheker	30.16	87,500	5.14	—	—	87,500	4.14
Dr. Peter Zencke	20.09	27,924	3.14	—	—	27,924	2.14
	24.41	73,700	4.14	—	—	73,700	3.14
		458,752				458,752

1)	In 2007. no stock options under the LTI Plan were exercised. Therefore, the exercise price is not given here because it is variable and is only calculated on the exercise day.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     041

The table below shows convertible bonds held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP common share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the exercise price for a bond is four times the exercise price per share shown in the table.
LTI Plan 2000 Convertible Bonds

	Exercise			Rights
	Price			Exercised	Price on	Holding on
	per Share	Holding on January 1, 2007		in 2007	Exercise Day	December 31, 2007
		Quantity	Remaining	Quantity		Quantity	Remaining
	€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann	72.58	89,700	3.14	—		89,700	2.14
(CEO)	47.81	126,000	4.14	—		126,000	3.14
	37.88	360,000	5.14	—		360,000	4.14
Léo Apotheker	83.67	95,400	3.19	—		95,400	2.19
	47.81	120,000	4.14	—		120,000	3.14
	37.88	70,000	5.14	—		70,000	4.14
Dr. Werner Brandt	47.81	20,000	4.14	—		20,000	3.14
	37.88	120,000	5.14	—		120,000	4.14
Prof. Dr. Claus E. Heinrich	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14	—		88,000	3.14
	37.88	200,000	5.14	—		200,000	4.14
Gerhard Oswald	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14	—		88,000	3.14
Dr. Peter Zencke	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14	—		88,000	3.14
	37.88	200,000	5.14	—		200,000	4.14
		1,862,200				1,862,200
042     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Total Expense for Share-Based Compensation In 2006 and 2007, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

€(000)	2007	2006
Prof. Dr. Henning Kagermann (CEO)	1,047.5	1,699.1
Shai Agassi	85.8	1,045.8
Léo Apotheker	690.3	1,045.8
Dr. Werner Brandt	601.4	868.6
Prof. Dr. Claus E. Heinrich	601.4	868.6
Gerhard Oswald	601.4	868.6
Dr. Peter Zencke	601.4	868.6
	4,229.2	7,265.1
Stock Held by Executive Board Members
No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 86,515 SAP shares on December 31, 2007. On December 31, 2006, members of the Executive Board held a total of 287,384 SAP shares. The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007: Transactions in SAP Shares

	Transaction Date	Transaction		Quantity	Unit Price
					€
Léo Apotheker	April 23, 2007	Stock sale		120,000	38.5188
	October 19, 2007	Stock purchase		1,000	38.09
Dr. Werner Brandt	February 5, 2007	Stock purchase		2,000	35.58
	October 18, 2007	Stock purchase		1,000	38.20
Prof. Dr. Claus E. Heinrich	August 15, 2007	Stock sale		180,000	38.7071
Prof. Dr. Henning Kagermann	August 15, 2007	Stock sale		292,069	38.7071
	August 15, 2007	Stock purchase	1)	27,931	22.5925
Dr. Peter Zencke	August 15, 2007	Stock sale		180,000	38.7071

1)	Shares acquired by exercising SAP SOP 2002 stock options.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     043

Executive Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2007 or the previous year.
As far as the law permits, SAP AG and SAP AG’s affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. We believe the motivation and responsibility that the members of the Executive Board and Supervisory Board bring to their duties would not be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.
Compensation for Supervisory Board Members
Compensation Package
Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenditure, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on common shares.
The fixed element is €75,000 for the chairperson, €50,000 for the deputy chairperson, and €37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of €2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives €5,000. The fixed remuneration element is due for payment after the end of the fiscal year.
The variable compensation element is €8,000 for the chairperson, €6,000 for the deputy chairperson, and €4,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.25.
However, the aggregate compensation excluding compensation for committee memberships must not exceed €200,000 for the chairperson, €150,000 for the deputy chairperson, and €100,000 for other members.
Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson and to the additional compensation for committee chairs and memberships.
044     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Amount of Compensation
Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 3, 2008, the compensation paid to Supervisory Board members in respect of fiscal year 2007 will be as set out in the table below:

	2007				2006
			Compensation				Compensation
	Fixed	Variable	for Committee		Fixed	Variable	for Committee
€(000)	Compensation	Compensation	Work	Total	Compensation	Compensation	Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	15.0	215.0	75.0	125.0	15.0	215.0
Lars Lamadé (deputy chairperson from May 10, 2007)	49.0	80.2	2.5	131.7	37.5	62.5	2.5	102.5
Pekka Ala-Pietilä	37.5	62.5	2.5	102.5	37.5	62.5	2.5	102.5
Thomas Bamberger (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0
Panagiotis Bissiritsas (from May 10, 2007)	25.0	41.7	3.3	70.0	0.0	0.0	0.0	0.0
Willi Burbach	37.5	62.5	4.2	104.2	37.5	62.5	2.5	102.5
Helga Classen (deputy chairperson until May 10, 2007)	45.8	75.0	2.5	123.3	50.0	100.0	2.5	152.5
Prof. Dr. Wilhelm Haarmann	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Peter Koop (from May 10, 2007)	25.0	41.7	1.6	68.3	0.0	0.0	0.0	0.0
Bernhard Koller (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Christiane Kuntz-Mayr (until May 10, 2007)	15.6	26.0	2.1	43.8	37.5	62.5	5.0	105.0
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	0.0	100.0	37.5	62.5	0.0	100.0
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg (from May 10, 2007)	25.0	41.7	5.0	71.7	0.0	0.0	0.0	0.0
Prof. Dr. Dr. h.c. August-Wilhelm Scheer	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Dr. Barbara Schennerlein (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. Erhard Schipporeit	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Stefan Schulz	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. Dieter Spöri (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. h.c. Klaus Tschira (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0
	672.9	1,118.8	76.3	1,867.9	650.0	1,100.0	70.0	1,820.0
In addition, we reimburse members of the Supervisory Board for their incurred expenses and the value-added tax payable on their compensation.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     045

Long-Term Incentives for the Supervisory Board
We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Supervisory Board Members Shareholdings
Note 20 in the Notes to Consolidated Financial Statements section shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira (who left the Supervisory Board in May 2007), and the companies they control, on December 31, 2007. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2007 or of the previous year. Members of the Supervisory Board held a total of 128,993,710 SAP shares on December 31, 2007. On December 31, 2006, members of the Supervisory Board held a total of 262,623,884 SAP shares.
The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007:
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Peter Koop	August 13, 2007	Stock purchase	141	40.231
Dr. Gerhard Maier	October 30, 2007	Stock sale	7,600	37.4157
Helga Classen	December 10, 2007	Stock sale	7,556	35.7999
Supervisory Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2007 or the previous year. Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred in 2007 under the contract was the reimbursement of expenses.
As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.
046     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Information Concerning Takeovers Required by the German Commercial Code, Section 315 (4), with Explanatory Material
As a group parent company using an organized market in the meaning of the German Securities Acquisition and Takeover Act, section 2 (7) for voting shares that we have issued, we are required by the German Commercial Code, section 315 (4) (1 to 9), to provide the following details in our Review of Group Operations. We also include explanatory material along with the compulsory disclosures:
▪	SAP AG’s capital stock is €1,246,258,408, issued as 1,246,258,408 common no-par bearer shares. Each share has an attributable value of €1. One common share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. One SAP ADR corresponds to one SAP share. ADRs are deposit certificates of non-U.S. shares that are traded on U.S. stock exchanges instead of the underlying shares.

▪	The SAP shares are not subject to transfer restrictions. We are not aware of any other restrictions affecting voting rights or the transfer of SAP shares.

We held 48,064,829 SAP shares at the close of the year. This treasury stock does not entitle us to any rights, and hence to any voting rights.

▪	Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 10.35% of the capital stock on December 31, 2007. For more details on SAP AG’s ownership structure, see the Notes to Consolidated Financial Statements section, Note 20. Except as reported above, we are not aware of any direct or indirect capital holdings that exceed 10% of the voting rights. Deutsche Bank Trust Company Americas holds approximately 3.67% of the SAP AG capital stock in trust to facilitate ADR trading on the NYSE.

▪	The SAP AG Articles of Incorporation do not entitle any individual SAP shareholder to appoint members to the Supervisory Board, nor do shareholders have special rights conferring supervisory powers on them in any other respect.

▪	In votes on formal approval of their acts, employee representatives on the Supervisory Board are not permitted to exercise the voting rights associated with shares. Beyond this, there are no voting right restrictions for SAP shares held by employees.

▪	Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Articles of Incorporation also stipulate that the Supervisory Board can appoint deputy Executive Board members, who have the same rights as the full members regarding the external representation of SAP AG. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85.

▪	The Articles of Incorporation are amended by means of a resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the common stock represented in the vote in accordance with the German Stock Corporation Act, sections 179, 133. The Articles of Incorporation do not contain any provisions that conflict with this stipulation.

▪	Under our Articles of Incorporation, the Executive Board is authorized to increase the common stock within the limits of existing authorized capital amounts and subject to Supervisory Board consent. On December 31, 2007, there were four authorized capital amounts totaling €480 million. For more details on the individual authorized capital amounts, see the Notes to Consolidated Financial Statements section, Note 20.

The Annual General Meeting of Shareholders on May 10, 2007, granted a power to the Executive Board to buy back for treasury on or before October 31, 2008, SAP AG shares representing in total not more than €120 million of the capital stock. The shares repurchased under this power, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not exceed 10% of SAP’s capital stock. The law also provides that SAP
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     047

can buy back shares in certain other cases. These include, for example, buyback to prevent imminent serious damage to SAP and buyback to offer the shares to employees. For more details, see the German Stock Corporation Act, section 71 (1) (1 to 5).

SAP held 48,064,829 treasury shares on December 31, 2007. The Executive Board is entitled to resell or cancel treasury stock. In accordance with the German Stock Corporation Act, section 71 (1) (8), in certain situations the Executive Board is also authorized, with the permission of the Supervisory Board, to alienate treasury stock and to exclude the preemptive rights of the shareholders.

The Executive Board is also authorized to issue convertible bonds and stock options with conversion or subscription rights in respect of shares of SAP with a total attributable value, in relation to the common stock, of not more than €100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described, to issue and buy back stock and to grant conversion and subscription rights are widely followed common practice among companies like SAP. They give the Executive Board the flexibility it needs, in particular the option of using SAP shares as consideration in equity investments, raising funds on the financial markets at short notice on favorable terms, and returning value to shareholders during the course of the year. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The approved but unissued contingent capital for these purposes totaled €108,357,548 on December 31, 2007. On December 31, 2007, there were 12,840,929 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation programs, each of which, since the increase in common stock from corporate funds in December 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to satisfy these rights with treasury stock. However, the terms of the SAP Stock Option Plan 2002 do not permit us to grant options with rights to SAP AG shares issued from the contingent capital for that plan after April 30, 2007. Its successor plan, the SAP Stock Option Plan 2007, is a virtual stock option plan: Beneficiaries receive STARs rather than options. We are therefore now no longer empowered to issue options on SAP shares to our Executive Board members or employees.

▪	The Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.

▪	We are party to material contracts that are subject to change-of-control provisions in the event of a takeover bid, as follows:
▪	To increase its financial flexibility, in 2004 SAP AG negotiated a €1 billion syndicated credit facility with a group of international banks, which has not been utilized to date. The agreement contains a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50% of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination. If no continuation agreement is reached, the line of credit will end and the obligation to repay will become effective at an ascertainable time. Provided SAP takes certain agreed steps, that time will be not earlier than 30 days and not later than 80 days after SAP notifies the banks of the change of control.

▪	To finance the acquisition of Business Objects, SAP AG has entered into a €4.45 billion credit facility, repayable by December 31, 2009, that includes a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50% of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination.
048     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

▪	In agreements between SAP AG and various banks for bilateral credit lines that totaled €599 million as of December 31, 2007, we have agreed to material adverse change clauses permitting the banks to terminate if events occur that are seriously detrimental to our economic standing. The possibility cannot be ruled out that a change of control would adversely affect SAP for those purposes. These clauses are customary. In the past, we have utilized these bilateral credit lines only infrequently for a few days. We believe that in SAP AG’s current liquidity situation, termination of these credit lines would not have a substantial effect on our financial standing in the short term.

▪	We have entered into relationships with various companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of those agreements provide that if control of either party changes hands (for example, if we were taken over), the development and marketing agreement cannot be assigned without the consent of the other party or the other party has the right to terminate the agreement. Most of the agreements were entered into before mid-2006, and the obligations under them have to a great extent already been discharged.
Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are encountered with increasing frequency in Germany and elsewhere, are described in the Compensation Report section. There are no similar compensation agreements with employees.
Risk Factors and Risk Management
Risk Management
As a global enterprise, we are exposed to an extensive variety of risks across our entire range of business operations. In the broadest sense, we define risk as the danger of not achieving our financial, operative, or strategic goals as planned. To ensure our long-term corporate success, it is therefore essential that risks be effectively identified and analyzed and then eliminated or at least limited by means of appropriate control measures. We have a comprehensive risk management system in place, which enables us to recognize and analyze risks early on and to take the appropriate action. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks, a number of management and controlling systems, a planning process that is uniform throughout the Group, and a comprehensive risk reporting system. To ensure the effectiveness of our risk management efforts, as well as the transparency and aggregation of risks within the framework of reporting, we have opted for an integrated approach to managing corporate risks, to be uniformly implemented throughout the Group by a global GRC organization with a direct reporting line to the chief financial officer of SAP AG. The GRC organization has the following mandate:
▪	To continually identify and assess the risks incurred within all important business operations using a uniform, methodical approach

▪	To monitor implementation of the measures defined to counteract risks

▪	To report on risks to management and the Executive Board on a regular basis

▪	To develop and continuously maintain a global, risk-oriented insurance strategy as a means of risk mitigation

▪	To ensure compliance with regulations governing the establishment and monitoring of effective internal control over financial reporting in line with the U.S. Sarbanes-Oxley Act, section 404

▪	To ensure information security
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In 2006, we conducted an audit of our internal control structure, as required by the U.S. Sarbanes-Oxley Act, section 404 for the first time. We found that on December 31, 2006, our financial reporting control over the U.S. GAAP consolidated financial statements submitted to the SEC was effective. We are also auditing that control structure as on December 31, 2007. The audit had not found any indication by March 19, 2008, that it was not effective on December 31, 2007. We have documented key business processes of SAP AG and its major subsidiaries, as well as the controls contained in these processes, in accordance with those requirements. Our global internal audit service and dedicated process champions periodically assess these standard processes and their documented procedures and test the design and effectiveness of the process controls. Further elements of the system include a Group-wide corporate Code of Business Conduct for employees and the work of the SAP Supervisory Board in monitoring and controlling the Executive Board.
Our risk management system is based on our global risk management framework, which we developed and implemented in accordance with international recommendations to ensure, among other things, that we comply with Sarbanes-Oxley Act regulations. The Global Risk Management Framework consists of five main components:
▪	A Group-wide risk management policy approved by the Executive Board

▪	A risk management organization that is part of our global GRC organization

▪	A Group-wide, uniform risk management process model

▪	IT tools implemented throughout SAP to support the risk management process

▪	Group-wide cascading risk reporting
Uniform Risk Analysis Across the Group
Within the scope of risk assessment, we consider the probability of occurrence as well as the loss associated with risks. We employ both qualitative and quantitative assessment methods that are uniformly structured across the Group and thereby foster the comparability of the risk analyses conducted across the various business units. In accordance with the results yielded by analyzing the probability of occurrence and potential loss, we assess a risk as “high”, “medium”, or “low” on the Group-wide uniform risk-assessment matrix. In addition, we apply stochastic risk-analysis methods such as value at risk (VaR) calculations to continuously determine our foreign exchange, litigation, and escalation exposures. Simulation techniques such as Monte Carlo analyses are used within the context of calculating contingencies for the pricing of project proposals.
In other areas where a quantitative assessment is more difficult, we employ qualitative assessment techniques based on the uniform risk-assessment matrix indicated above. We estimate the probability of occurrence and impact of individual risks using a common assessment horizon of three years to give us a risk prioritization. We only use insurance for risk control where the economic benefit appears worthwhile to us.
SAP Runs SAP Software
We have developed our own risk management software to create transparency across all risks that exist within our corporate alliance as well as to facilitate risk management and the associated reporting system. We record and address all identified risks in our own operational risk management application. Every quarter, we consolidate, aggregate, and present to the Executive Board the risk management information held in the risk management application. In addition, an ad-hoc risk-reporting requirement to the Executive Board and the chairperson of the Supervisory Board has been established where a risk with an expected loss exceeding €100 million is identified. We define a risk to our ability to continue as a going concern to mean a risk associated with an expected loss exceeding €150 million.
050     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

We review our risk management policy and process model annually and revise them if necessary. Our global internal audit service conducts targeted reviews to check compliance with our risk management policy. Our global internal audit service regularly reviews the reliability of the risk management structure and the efficiency of the risk management and reports the results to the Executive Board. Apart from these measures, our auditor performs an annual assessment of the suitability of our risk management structures for the purpose of identifying risks that would threaten our ability to continue as a going concern, as required by the German Stock Corporation Act, section 91 (2).
Key risk factors identified and tracked using the enterprise risk management program are summarized below, broken down by the same risk categories as we use in our internal risk management reporting structure.
Economic Risks
▪	The purchase and implementation of our software products constitutes a considerable investment for many of our customers, and is therefore subject to an investment decision-making process. Uncertainties brought about by changes in political, legal, or social situations can have an adverse effect on our business, assets, financial position, and operating results, since they are likely both to reduce customers’ willingness to invest in acquiring and implementing our products and to delay the timing of these investments. In this context, particular risks can emanate from those countries in which, from a historical perspective, a certain legal and political instability prevails. However, our international orientation and the fact that we license our products on all significant world markets give us additional flexibility, because economic difficulties in one region can be balanced by increased business activity on other markets. We believe that a significant adverse impact on our expected business performance due to a decline in the general economic situation is unlikely.

▪	We are dependent on a highly networked global infrastructure. A disruption or failure of our internal systems or the local and regional infrastructures on which they depend could result in a disruption in our services or the sale of our products. Natural disasters, cyber-attacks, terrorism, disease pandemics, and other factors beyond our control may influence our normal business operations. Such conditions can damage the local, regional, and even the world economy, and affect our investment decisions as well as those of our customers. Our corporate headquarters, which includes our executive management offices as well as our main research and development departments and certain other critical business functions, is located in the German state of Baden-Württemberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our operations. Similar catastrophes impacting other key locations such as Bangalore, India; Ra’anana, Israel; Tokyo, Japan; Newtown Square, Penn-sylvania, or Palo Alto, California, in the United States; Shanghai, China; or in Singapore, might also affect our global operations, although less severely. The area where our headquarters is located is generally free of catastrophic natural exposures although the risks of cyber-attacks, terrorism, global pandemic, or an accident involving one of the nearby nuclear power plants does exist. Our other key development and infrastructure locations may have additional regional natural catastrophe exposures. Israel is also subject to risk exposures due to regional political instabilities. A catastrophic event that results in the loss of significant percentages of personnel or the destruction or disruption of operations in our headquarters or other key locations could affect our ability to provide normal business services and generate expected business revenues. However, data redundancies and daily information backup worldwide ensure that our key IT infrastructure and critical business systems should not materially be adversely affected. To minimize possible losses and ensure a coordinated and effective corporate response, our global GRC organization has a worldwide business continuity management program intended to ensure the functionality of our core processes in crisis situations.
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▪	Our products and services are currently marketed in over 120 countries worldwide. Sales in these countries are subject to risks inherent in international business operations. Such risks include, in particular, the general economic or political conditions in individual countries, the conflict and overlap of differing tax structures, regulatory constraints such as import and export restrictions, legislation governing the use of the Internet and the development and provision of software and services. In Brazil, Russia, India, and China, certain regulatory constraints in the form of, for example, special levies on cross-border royalty payments and bureaucratic import-control processes still impede international goods traffic and business operations. We address these risks by means of various measures ranging from regular dialog with law firms, tax advisors, and the authorities of the host countries to the initiation of legal proceedings. A moderate impact on our expected business performance in the countries in question induced by such regulatory constraints is nevertheless possible. For the majority of our important target markets, in particular those of the EU and North America, the ever-advancing convergence of legal and tax regulations allows us to assess both the likelihood and impact of these risks as low.
Market Risks
▪	Competitors may gain market share because of acquisitions, the acceptance of new development models such as enterprise service-oriented architecture (enterprise SOA), and the popularity of new delivery models, such as “software as a service” (SaaS). In this context, large corporations such as IBM and Microsoft expand into our core market and compete with us more directly via enterprise SOA. Additionally, emerging SaaS vendors such as Salesforce.com are entering our market. Successful integration of acquired assets by consolidators such as Oracle and Infor may erode SAP’s integrated suite value proposition. SOA may encourage a shift in buying patterns, encouraging increased custom application development to the advantage of tool vendors. Simple Web-based consumption models may encourage increased spending on SaaS to SAP’s disadvantage. This could have a material adverse effect on us in a variety of ways, such as reducing sales due to customer uncertainty and subjecting us to competition from stronger, established companies or new peer-group companies. Additionally, traditional and non-traditional competitors are competing for finite partner wallet share that may make ecosystem revenue targets difficult to achieve. We believe that our strategy of organic growth, fill-in acquisitions, and a competitive SaaS midmarket offering remains valid for this environment. Therefore, we consider it unlikely now that our expected results will be greatly harmed by our direct competitors’ winning significant segment share from us. Rather, we see the current wave of consolidation in the IT sector as an opportunity to strengthen our position. However, we cannot rule out that competitors may offer more extreme discounts to customers, thus significantly limiting our profits.

▪	The continuing trend toward business process out-sourcing (BPO) could result in increased competition through the entry of systems integrators, consulting firms, telecommunications companies, computer hardware vendors, and other IT services providers. The perception of value created by SAP’s products among customers could be diminished to the extent that outsourcing providers bundle SAP applications with their services or provide such services using non-SAP applications. While most of our revenue is currently derived from license contracts concluded directly with customers, an increased trend toward outsourcing business processes to external providers could have an adverse impact on our revenue and results. In addition, the distribution of applications through application service providers (ASP) or other SaaS models may reduce the price paid for SAP products or adversely affect other sales of SAP products. We are actively countering these risks with our increasingly successful structured BPO partner program and our own on-demand business models and product ranges. In light of these measures, we still consider the risk of significant impairment to our revenue and results from competing BPO providers and SaaS models as unlikely for the foreseeable future.
052     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

▪	Our large installed customer base has traditionally generated a large portion of our revenue. Declining customer satisfaction may lead to their decisions not to renew their maintenance agreements, not to license additional products, or not to contract for additional services, or to reduce the scope of their maintenance agreements. This could have a significant adverse effect on our revenue. We consider this unlikely due to the solid growth of business with our installed base in the past years and our forward-looking technological strategy, which has been acclaimed by both analysts and customers. Furthermore, customer satisfaction is closely monitored on a global basis to identify trends and proactively address them.
Business Strategy Risks
▪	Targeting midsize companies with the aim of building on our leading position in the midmarket is a key part of our strategy. In that context, introducing a new business model, and expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. These activities to win new segment share are all associated with risk that could have an adverse effect on our financial position and operating results aside from the risks associated with developing and launching a new product (discussed in the Product Risk section). In previous years, we demonstrated an ability to overcome risks associated with innovative approaches, and consolidated our leading position in this segment. In addition, we are confident we can cover our customers’ requirements with shorter time-to-value, minimum risk, and predictable cost. Therefore, we believe it is unlikely that planned innovations or new business models will significantly impair our planned results.

▪	We have entered into cooperative agreements with a number of leading computer software and hardware suppliers, and technology providers to ensure that selected products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and services through alliance partnerships with third-party hardware and software suppliers, systems integrators, and consulting firms. Most of these agreements are of relatively short duration and nonexclusive. In addition, we have established relationships relating to the resale of some of our software products by third parties. Most of these third parties or business partners maintain similar arrangements with our competitors, and some even operate in competition with us.

A decision by these partners to cease cooperating with us when such agreements or partnerships expire or come up for renewal could adversely affect the marketing of and demand for our software products. However, this risk has become considerably easier to assess in recent years because of the ongoing consolidation in the enterprise software industry. We assess the occurrence of such a risk event with a significant impact on our expected business performance to be small because leading system integrators and IT infrastructure providers such as IBM and Microsoft, even where in competition with us, see cooperation agreements as an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle, a competitor of ours, governing SAP’s resale of Oracle database licenses, since we are Oracle’s largest database reseller worldwide.
Human Capital Risks
▪	Our highly qualified employees and managers provide the foundation for developing and selling new products, marketing and providing services for existing products, successfully leading and executing SAP’s business processes, and thus for securing its financial success. Ensuring that our workforce feels a long-term commitment to SAP is of utmost importance to us, as is attracting new, highly qualified employees. IT companies are all competing for top talent, so in certain labor markets the competition for top talent is very tight. Further intensification of competition is likely on the labor market because of growing demand for well-qualified and experienced professionals (for example, IT, consulting, and
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     053

others). Our operations could be adversely affected if a high number of employees were to leave in quick succession and qualified replacements were not available. In light of the ever-increasing competition for highly qualified talents in the IT industry, there can be no absolute assurance that we will continue to be able to attract and retain key performers over the long term, despite the attractive benefits SAP offers. Therefore, we believe SAP’s attractiveness as an employer will again offer excellent opportunities to hire selected top talent worldwide in 2008 with the potential to contribute to SAP’s increased business success in the future. Extra efforts are being undertaken to mitigate the risk through employee qualification and development activities, including but not limited to thorough succession management as well as through employer benefit programs (for example, a performance-oriented remuneration system, employer-financed pension plan, and long-term incentive plan). In addition, efforts to strengthen management capacities through management development programs, mentoring and coaching, and top talent programs have been undertaken. We therefore assess the risk of a tangible adverse effect on our business operations because of the departure of key managers and employees as unlikely now.
Organizational and Governance-Related Risks
▪	As a stock corporation domiciled in Germany issuing securities listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. As mentioned earlier, in 2006 and 2007 we assessed our disclosure controls and procedures and determined they were effective. Nonetheless, however great our efforts, there can be no assurance that we will not be held in breach of regulatory requirements if, for example, individual employees behave fraudulently or negligently. We assess the likelihood of a material future occurrence of such a risk event as remote due to a significant number of internal control mechanisms, but we cannot entirely exclude the risk. Any such event may have a material adverse impact on our reputation and may lead to decreased business and stock value performance, although it is difficult to quantify the risk involved exactly due to the large variety of potential non-compliance scenarios. We continually monitor new regulatory requirements and take steps to ensure employee awareness of required standards and our Code of Business Conduct. In 2007, we centralized our policy-related compliance programs into a Global Compliance Office. A Chief Global Compliance Officer was appointed to oversee policy implementation, training, and policy enforcement efforts globally. Enforcement activities are monitored and tracked to allow trending and risk management analysis and to ensure consistent policy application throughout the Group.
Communication and Information Risks
▪	We have undertaken a range of measures in recent years to mitigate the risk that internal, confidential communications and information about sensitive subjects such as future strategies, technologies, and products are improperly or prematurely disclosed to the public. These measures include Group-wide mandatory security standards and guidelines relating to external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encrypted hardware equipment to employees who are frequently exposed to sensitive, confidential information. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development became public knowledge. In light of these extensive measures, which we regularly review, we assess the occurrence of such a risk event as unlikely.
054     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Financial Risks
▪	Our management and external accounting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Consequently, period-over-period changes in a particular currency can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro has a positive effect. Accordingly, the relative rise in the value of the euro against foreign currencies such as the U.S. dollar and the Japanese yen in 2007 had an adverse impact on our financial results. We continually monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows, and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as necessary. As a result of various steps we have taken, management of our foreign currency risk is to a great extent centralized with SAP AG in Germany. Taking into account the risk management instruments mentioned, for SAP AG we regularly quantify the foreign exchange exposure for the most relevant currencies (in particular, the U.S. dollar, pound sterling, Japanese yen, Swiss franc, South African rand, Canadian dollar, and Australian dollar) using the value-at-risk method. We calculate the possible loss of income from foreign currency influences for a holding period of 10 days and a confidence level of 99%. The following table shows the value-at-risk calculated based on exposure figures for our above mentioned main currencies (exposure is defined as the outstanding open items taking into consideration concluded hedging transactions) at the end of the fiscal year and the yearly averages for fiscal years 2006 and 2007. The yearly averages are calculated using the figures at the end of the relevant quarters. Our 2007 average value-at-risk and year-end value-at-risk were significantly higher than in the previous year. This is chiefly due to the expansion of our hedge horizon from 12 to 15 months and the inclusion of the highly volatile South African rand in the ambit of our risk management. In addition, the volatility of almost all of our most relevant foreign currencies has considerably increased. Consequently, our value at risk significantly increased in 2007.

		Average		Average
	Dec. 28,	for Year	Dec. 29,	for Year
€ millions	2007	2007	2006	2006
Value at risk	12.4	13.6	3.8	8.5
▪	Variances or slowdowns in our licensing activity may negatively affect revenue from services and support, since such revenues typically lag behind license revenue. A significant decrease in the percentage of our total revenue derived from software licensing could thus have an adverse effect on our business, financial position, operating results, and cash flow. In view of the growing importance of support revenue and revenue from subscriptions and other software-related services, we adopted software and software-related service revenue growth as a measure of our performance. In addition to our focus on new license revenue, we have started to tap more continuous product revenue streams such as subscription fees. Software and software-related services are thus at the core of our corporate development strategy, and new offerings support growth in those fields.

▪	SAP’s policy with regard to investment in financial assets is set out in our internal treasury guideline document, which is a collection of the rules that apply globally to all companies in the Group. The weighted average rating of our financial assets is “A.” Predominantly, our financial investments are short term. Because of our cautious investment policy, we believe we are not currently exposed to any negative effects on our assets arising out of the subprime lending crisis, which relates to secured and unsecured housing loans to borrowers with inadequate or poor credit history.

▪	We use derivative instruments to hedge risks resulting from future cash flows associated with SAP’s employee stock appreciation rights (STAR) plan. However, there can be no assurance that the benefits achieved from hedging the STAR plan will exceed the costs of hedging the STAR plan.
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Project Risks
Implementation of SAP software is a process that often involves a significant commitment from our customers in terms of resources and is subject to a number of significant risks over which we have little or no control. Additionally, some projects are managed by third parties and we may have limited insight into factors such as implementation schedules, costs, and project issues. We cannot provide absolute assurances that protracted installation times will not continue, that shortages of trained consultants will not occur, or that the costs of installation projects will not exceed the fixed fees we charge in some of our customer projects. Unsuccessful customer implementations projects could result in claims from customers, harm SAP’s image, and cause a loss of future revenues. However, for various reasons we have been trending positively in this risk category for several years. A tangible adverse impact on SAP’s expected business and earnings from customer project risks is unlikely. On the one hand, our customers now increasingly follow modular project approaches to optimize their IT environment. They embark on sequentially integrated individual projects with a comparatively low risk profile to realize specific potential improvement instead of pursuing highly complex resource-intensive projects to implement an all embracing IT landscape. On the other hand, our projects use a risk management system that is seam-lessly integrated into SAP project management methods and safeguards successful implementation with coordinated risk and quality management programs. Risk control and minimization in customer projects have thus been optimally integrated into our overall risk management system. Escalation expenses remain very low, although in 2007 they increased slightly when measured in relation to the growth of our business. The number of actions filed against us arising out of our regular operations once again remained unchanged in comparison with the preceding year. In our opinion, the remaining individual risks are adequately considered in our financial planning. In addition, we have provided adequate insurance coverage against a broad range of typical liability scenarios established on the basis of known project risks. In those cases where risks result from partner implementation, we mitigate risks through the sale of safeguarding services, inclusion of subject matter experts on partner-led projects and close relations with the partners in our Global Alliance program.
Product Risks
▪	To achieve full customer acceptance, new products and product enhancements can require long development and testing periods. Such efforts are subject to multiple risks, for example, scheduled market launches can be delayed, market needs and requirements may not be entirely met, or products may not completely satisfy our stringent quality standards. Furthermore, new products and product enhancements may still contain undetected errors when they are first released. Our product innovation life-cycle process, which provides strict quality controls at various defined points, was implemented several years ago to counteract such risks. In addition, we work in close cooperation with early-stage customers to correct such errors in the first year following the introduction of a new software release. There can be no assurance, however, that all such errors can be corrected to customers’ full satisfaction. As a result, it is feasible that certain customers may bring claims in certain cases for cash refunds, damages, replacement software, or other concessions. SAP software products are chiefly used by customers in business-critical applications and processes. This raises the defined risk in the event of actual or alleged failures of our software products and services. Our contractual agreements generally contain provisions designed to limit SAP’s exposure to warranty-related risks. However, these provisions may not cover every eventuality or be entirely effective under applicable law. Such claims could adversely affect our assets, finances, income, and reputation. Nevertheless, we counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified according to ISO 9001, and program risk assessments during product development. The generally high quality of our products is confirmed by our low customer escalation handling expenses (as described in the Project Risks section), the low rate of litigation arising against us out of our regular operations, and our constantly high customer satisfaction ratings as measured by regular customer surveys. Therefore, we believe it is unlikely that our planned results will be significantly impaired by product defect claims from SAP customers.
056     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

▪	Our products include security features that are intended to protect the privacy and integrity of customer data. However, information systems and software applications are increasingly coming under attack for reasons ranging from criminal intent to personal financial gain. At the same time, an increasing number of applications are offered and supplied over the Internet to simplify cross company processes. Despite our security features, SAP products may be vulnerable to attacks and similar problems may be caused by attackers such as hackers bypassing the security precautions of our customers and misappropriating confidential information. Attacks by criminally motivated hackers or similar disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers and lead to claims for damages against us from customers. We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, all our applications are supplied with a security guideline intended to enable optimum integration into our customers’ existing security architecture utilizing the safety functions delivered by SAP with the product. We have a specifically dedicated product security team that is responsible for this. However, in the unlikely event that any security problems are identified in SAP software, customers are provided with help to rectify the situation as quickly as possible. Despite the fact that SAP performs extensive security tests and our products have not been significantly exposed to major security attacks so far, it cannot be ruled out that we are exposed to such attacks.

▪	We have taken numerous third-party technologies under license and incorporated them into our portfolio of products. It cannot be ruled out that the licenses for certain third-party technologies will not be terminated against our interests or that we will not be able to favorably license third-party software for our products. This could lead to short-term replacement problems and to significantly higher development expenses. The risk increases if we acquire a company or a company’s intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own. Overall, in our assessment this risk is low. However, we cannot exclude the possibility that our business performance might be adversely affected specifically by a product from a business we acquire.

▪	A key component of our strategy for a broad adoption of the SAP NetWeaver technology platform is offering it to certified independent software vendors (ISVs) to develop their own business applications. To the extent that SAP cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions displaying significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. To counter this risk, we have established a thorough certification process for all third-party vendors designed to ensure that they deliver consistently high quality. In our current assessment, which is based on our experience of having successfully certified more than 2,000 third-party solutions built on SAP NetWeaver, the risk of an adverse effect on our business is low.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     057

Other Operational Risks
▪	We use many different measures to protect our intellectual property. For example, we apply for patents, we register trade, service, and other marks, we register copyright, and we implement procedures and processes to protect our trade secrets. We are also willing to enforce our intellectual property rights against third parties who we believe infringe our intellectual property rights. We impose appropriate provisions in our license and nondisclosure agreements. However, it cannot be ruled out that all measures to protect our innovations will be sufficient to prevent a third party from infringing SAP’s intellectual property rights. We could suffer damage caused by an infringement of our intellectual property rights that cannot be pursued effectively in the courts. For example, in some countries in which we market our software products the local laws and courts do not offer effective means to enforce our intellectual property rights.

▪	Software in general includes many components or modules that provide different features and perform different functions. Some of these features or functions may have valid intellectual property rights attached to them. SAP respects the valid intellectual property rights of third parties. We have been issued patents under our patent program and have a number of patent applications pending for our innovations. Nevertheless, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing certain technologies in our products, or require us to enter into royalty and licensing arrangements on terms that are not favorable to SAP. Third parties have claimed, and may claim in the future, that we have infringed their intellectual property rights.

▪	In 2007, a number of lawsuits were filed against SAP for alleged patent infringement. For more information about actions before the Court and claims brought against us, see Note 24 in the Notes to the Consolidated Financial Statements section. We do not believe they will have any material adverse effect on our business, finances, income, or cash flow. However, any trial involves risk and potentially substantial legal costs. It is therefore impossible to exclude for certain the possibility that these cases could have a material adverse effect on our business, finances, income, or cash flow. The outcome of these actions currently before the courts cannot be predicted to any degree of certainty. We think it likely that SAP will increasingly be subject to such claims. The legal wrangling involved with a claim, with or without merit, can be time-consuming and often results in costly litigation. Moreover, such actions could result in product shipment delays, injunctions against the sale of our products or services, necessitate a complete or partial redesign of important products, and/or require us to enter into royalty or licensing agreements, which would significantly impair our results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us.

▪	As a software company, we attach great importance to protecting confidential information and intellectual property. There is a danger that someone might gain unauthorized access to our facilities and to sensitive material, and might use such material to SAP’s detriment. We have several physical and organizational barriers to such unauthorized access, such as multilevel access control, video surveillance at all key locations, and security personnel contractors. In our assessment, the risk of material impact on our business performance from compromised confidentiality arising out of unauthorized access is therefore low.

▪	Our core processes (for example, application development, sales, customer support, and financial operations) are highly dependent on IT infrastructure (like networks and operating systems) and applications (such as SAP ERP or SAP Customer Relationship Management). Therefore, a secure and reliable IT operation is important for SAP’s business success. Outage of critical infrastructure can be triggered by problems like malware or virus attacks, sabotage by hackers, failures during change management (for example, operating system or application upgrade), serious natural disasters, or failure of underlying technology (such as the Internet). This could disrupt our systems/network or make it inaccessible to customers or suppliers. These incidents could lead to a substantial denial of service (unavailability), change (breach of integrity), or disclosure (breach of confidentiality) of SAP’s, our customers’, or our partners’ services or data, causing production downtime, recovery costs, and customer claims. Such incidents would significantly harm our business. However, a variety of defense mechanisms is in place that safeguard our IT infrastructure. Examples are state-of-the-art firewalls, anti-virus software, intrusion detection technology, and high availability landscapes — including the development and quality infrastructures. The IT processes are audited and successfully certified according to ISO 9001 (Quality System) and ISO 27001 (Information Security Management System). As a result, our main IT system enjoyed an average availability of 99.83% in 2007.
058     IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

▪	In the past, we have acquired companies, products, and technologies to expand our business. Such acquisitions are also planned for the future. In particular, our strategy for growth includes acquiring enterprises to specifically expand our product portfolio, such as the acquisition of OutlookSoft and Business Objects. In addition to risks in the categories already discussed, the risks commonly encountered in such transactions include the inability to successfully integrate the acquired business and the acquired technologies or products with our current products and technologies; a potential disruption of our ongoing business; the inability to retain key technical and managerial personnel; the assumption of material unknown liabilities of the acquired companies; the incurrence of debt or significant cash expenditure; a potential adverse impact on our relationships with partner companies, third-party providers of technology or products, or customers; and regulatory constraints. They could adversely affect our revenue and income. We counter these acquisition-related risks by means of many different methodological and organizational measures. These range from thorough technical, operational, financial, and legal due diligence checks on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction to detailed, standardized integration planning and its execution by a dedicated integration team.

▪	As a venture capital investor, in the past we acquired and expect in the future to continue to acquire equity interests in technology-related companies. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations may possibly affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, under German tax law, capital losses and impairments of equity securities are not tax-deductible, which may negatively affect our effective tax rate. However, this risk is restricted due to the limited scope of our venture-capital activities, making a significant effect on planned results unlikely. This risk is mitigated through diversification of our portfolio and through active management of our investments.
Consolidated Risk Profile
In 2007, the categories with the highest percentage scores in our overall risk distribution profile were project risks, product risks, and other operational risks — all with similar scores. Next came market risks, strategic planning risks, and human capital risks — also all with similar scores. All of those categories together account for 82% as a portion of all risks in the consolidated profile. All of the other categories of risk are relatively insignificant to SAP.
None of the quantifiable risks identified by our risk management system exceeded the threshold we set (€150 million expected loss) defining a risk to our ability to continue as a going concern. The risks identified and quantified by our continuous operative risk management process continue the positive trend recorded in the preceding year. The proportion of “high” and “medium” risks in the risk-level matrix we use once again decreased in 2007. At the end of the fourth quarter, the risks categorized as “high” accounted for 2% (2006: 5%), while the proportion of “medium” level risks declined over the course of the year to 13% (2006: 21%). As a result, the proportion of risks categorized as “low” rose to 84% (2006: 74%). In our view, the risks identified above do not individually or cumulatively threaten our ability to continue as a going concern. On the contrary, the consolidated risk profile developed favorably during the course of 2007, and we believe our business opportunities, described below, will be of far more significance. In view of our risk profile, we are confident that we can continue in 2008 to successfully counter the challenges arising from those risks thanks to our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations     059

Business in the New Year: Early News
▪	In January 2008 we took over Business Objects, and squeezed out the residual minority shareholders in February. Business Objects is a provider of solutions in the field of business intelligence. In the Gartner Magic Quadrant for Business Intelligence Platforms 2008, Business Objects is in the Leaders segment. Directly and via channel partners, Business Objects markets technology, consulting, and training services designed to deliver the intelligence and solutions that enterprises of all sizes need to make well informed business decisions. Our new subsidiary has twin headquarters in San Jose, California, and Paris, France. Taking into account expected transaction costs, we estimate that the cost of acquiring Business Objects slightly exceeds €4.8 billion. The cost includes €0.5 billion, approximately the nominal value of the outstanding convertible bond, which SAP acquired as part of the transactions. As a result, the purchase price for equity-related securities amounts to approximately €4.3 billion. Based on preliminary valuations, we expect to acquire assets of approximately €1.9 billion to €2 billion, including identifiable intangible assets of about €0.9 billion and cash of around €0.8 billion. The assumed liabilities are expected to amount to €1.1 billion to €1.2 billion including the face value of the acquired convertible bond. We expect that goodwill resulting from this acquisition will be approximately €3.5 billion, which will not be tax deductible. We are still in the process of evaluating the assets, liabilities, and contingencies, so the figures presented here may still change significantly. The allocation of goodwill to our reportable segments will depend on our final management structure, which has not yet been determined. The goodwill results from expected synergies and acquired workforce, which are not identifiable intangible assets under IAS 38. They therefore cannot be capitalized separately but are included in goodwill.
We expect the effect on our U.S. GAAP earnings per share to be positive in 2009 and subsequent years. We expect the acquisition will have a nonrecurring negative effect on our U.S. GAAP earnings per share in 2008 around the middle of the single-digit euro cent range. For more information about the effect of the acquisition of Business Objects, see the discussion of our operational outlook for 2008 in this review of operations.
In taking this step, we are uniting two of the leading companies in the global IT industry. The combination of Business Objects solutions with our technologies puts us in a position to offer a unique portfolio of products that give business users – process owners and decision makers in business – a full view of the intelligence they need for effective decision processes. Together, SAP and Business Objects want to develop top quality solutions for these business users, while continuing to grow their business with their customer base. One of the most important elements in our strategy for growth is increasing our new product revenue, focusing especially on the business user segment, where we believe demand is growing and is potentially enormous. We believe this acquisition will accelerate our growth in the business user segment, give us a competitive edge – most notably in the field of business intelligence software – and take us nearer our declared aim of doubling our market potential by 2010.
▪	The Supervisory Board appointed John Schwarz the seventh member of our Executive Board with effect from March 1, 2008. John Schwarz is the managing director of Business Objects, which is now an independent business unit within the SAP Group.
▪	In February 2008, the Great Place to Work institute once again named us Germany’s best employer. For the fourth year in a row, SAP achieved the top ranking in the category for companies in Germany with more than 5,000 employees.
▪	We also took various steps to further improve our business.
060      IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

Outlook
Global Economic Outlook
The IMF predicts continued growth in the world economy in 2008, even though the risk that the economy might slow down had, it says, increased since the second half of 2007. It assumes global output will grow 4.8% in 2008. Negatives continuing to emanate from the United States, sustained downward pressure on house prices in some countries, and persistent high volatility on the credit markets could all slow the economy, says the IMF.
In addition, it would become more difficult for companies to obtain funding in view of the general reassessment of risk and the more austere credit analysis climate. The OECD expects commodity prices, which were already high at the end of 2007, to be a further source of difficulty. Nonetheless, the OECD expects the output of its member states, which are industrialized countries, to grow 2.3% in 2008 and 2.4% in 2009. In January 2008, the European Central Bank (ECB) predicted that global economic growth would remain sturdy overall because the effects of the weakening U.S. economy would be mitigated by the energy of the emerging markets.
However, the economists predict highly divergent regional trends. According to the IMF, in 2008 U.S. total output would grow as little as 1.9%, held back by persistent problems on the mortgage market and slack consumer demand. However, at the end of 2007 the OECD did not see any reason to assume the U.S. economy would go into recession in 2008. Unemployment would increase only slightly, and inflation would slow. At the beginning of 2008, the ECB was basically upbeat about the United States.
The IMF believes slower growth in the United States would also make itself felt in closely linked countries. The year would be especially difficult in countries where the real-estate market had not yet passed through the full correction cycle. There were Western European countries in that category, which is why the IMF expects EU output to grow only 2.5% in 2008.
It expects growth in the German economy, which is strongly oriented to exporting, to decline from 2.4% in 2007 to 2.0% in 2008. The OECD believes that in 2008, growth in the euro area will continue to become more independent of growth in the United States. Despite faltering global growth, the ECB expects the economy to remain receptive to goods and services from the euro area in the medium term.
The IMF predicts that the economies of Asia will show more vigor, with 4.4% growth in 2008 in the industrialized countries and 8.8% growth among the emerging economies in 2008. Of these, it expects Chinese output to grow 10.0% and Indian output to grow 8.4%. On the other hand, it expects Japanese output to grow only 1.7%.
The IMF expects the volume of world trade to grow 6.7% in 2008; the OECD’s forecast is 8.1% followed by a further 8.1% in 2009.
IT Market: Outlook for 2008
U.S. market research firm IDC expects the IT market to retreat to much less spirited growth in 2008, especially in the United States. It believes vendors will respond by focusing more on the markets with the lowest saturation levels.
IDC foresees that larger vendors will also expand into more service-intensive fields of operation. It expects increased acquisition activity as companies seek to entrench their positions in target markets. These include not only the emerging economies and the midmarket but also segments such as software on demand, information management, analytics, and specialized services.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations      061

Consequently, IDC expects IT spending to grow 5.5% or 6% in 2008, compared with 6.9% in 2007. Gartner expects IT market expansion (excluding telecommunications) to be at the top of that range in 2008, at 6.0% (2007: 9.0%). IDC perceives notable risks for the IT market in the overall economic trend in the United States, especially on the U.S. real-estate market. Any retreat there could persuade companies to severely trim IT budgets.
Turning to the regional perspective, IDC and Gartner both predict IT sales in the United States, excluding telecommunications, to increase 5.5% in 2008.
IDC foresees stronger IT sales growth in 2008 in the Asia Pacific region (6.7%), Eastern Europe (12.4%), and Latin America (12.9%), although these are generally below the 2007 levels. Gartner has similar expectations, and both firms expect the expansion of the sector to continue to accelerate in the Latin American countries. IDC sees IT sales growing 5.9% in Western Europe and 5.2% in Germany. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) surveyed its members and expects business to be upbeat in Germany. Gartner expects the IT market in Western Europe (excluding telecommunications) to grow 4.7% in 2008.
IDC expects small businesses and midsize companies to spend between 8% and 10% more on IT in 2008. Until recently, many products on offer for small businesses and midsize companies were actually packaged products for big corporations, but with minor functional adaptations or reduced prices. However, software vendors were now creating specially tailored midmarket offerings and solutions, IDC reported. It was a strategy with considerable potential for sales, it said.
IDC expects the global hardware market to expand 5.7% and the services market to expand 6.3% in 2008. It sees spending on packaged software growing 8.5%. IDC sees the market for specialized applications expanding only 7.5% in 2008, whereas Gartner’s prediction of 8.7% segment growth is more optimistic. Both of these worldwide leaders in IT market analysis envision a less buoyant information technology market overall in the medium term. They both consider that much of the potential for packaged software products is spent. They believe it is time for specialized markets in software applications and hardware deployment to develop.
Sap Moving Forward
Strategic Perspectives
Our strategy is to consolidate our market position in our traditional core business and continue to build our new business with smaller companies. This positions us to address the entire business software market – enterprises of all kinds and sizes.
Expanding Our Traditional Core Business
There is considerable potential for growth in our traditional core business with many global corporations and companies in the upper midmarket. Enterprise SOA is the basis for building a business process platform. A business process platform enables us, with our partners, to provide an ecosystem that opens the door to competitive edge for our customers – with more flexible, more efficient business models and processes.
We intend to consolidate our leadership in our traditional core business with large global and upper midmarket customers. The trend is for such customers to enter into long-term strategic relationships with us. SAP Business Suite is an entire family of business applications that offers much greater functional scope than isolated solutions. We intend to actively target key industries such as financial services, retail, the public sector, and communications. Migration of our customers from SAP R/3 to SAP Business Suite strengthens our position.
062      IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

By actively supporting solution, channel, and service partners in the SAP PartnerEdge program, we intend to continue nurturing the broad ecosystem around our customers. Such an ecosystem will help us serve customers with a wider spectrum of offerings while targeting their particular wants more specifically – which will benefit all parties involved: the customers, our partners, and us.
Our ecosystem is based on enterprise SOA and a business process platform, comprising:
▪	Process components that implement enterprise services in a robust and reusable fashion
▪	An Enterprise Services Repository of business process and object models
▪	The SAP NetWeaver technology platform to integrate and run service-enabled business applications
▪	The SAP NetWeaver Composition Environment to plan and build flexible and innovative business processes
We also intend to accelerate our growth in the field of applications for business users. These include data analysis, governance, risk management, and compliance. With this in mind, we acquired Business Objects early in 2008. There is a growing variety of different circumstances in which people use SAP applications. For example, Duet lets people use our software together with Microsoft Offce, and mobile devices support the non-desktop use of systems running our applications.
SAP Business All-in-One, which we market with partners, is another factor in maintaining our leading position in the upper midmarket segment.
We intend to further consolidate our position as the world’s most successful maker of business software by ensuring that each region contributes more evenly to our earnings. We intend to continue increasing the revenue we derive from our core markets – but also from growth markets, especially Brazil, Russia, India, and China (the BRIC countries).
Developing New Business with Smaller Companies
SAP Business ByDesign is a complete software solution for businesses in the 100 to 500-employee size range –fast growing companies that typically have not experienced integrated business solutions before.
We estimate that in Germany and the United States alone there are about 60,000 such companies, and that the potential total world market is worth more than €11 billion or US$15 billion.
To tap potential business in the lower midmarket in the years to come, over an eight-quarter period in 2007 and 2008 we intend to invest about €300 million to €400 million more in sales channels, processes, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem.
Organic Growth and Targeted Acquisitions
We remain strategically committed to primarily organic growth. That is why we will continue to invest in product development work of our own, along with our investment in infrastructure, sales, and marketing. Our platform strategy also enables us to leverage the innovative potential of our partners for the use of our customers. We expect to make targeted acquisitions to improve our coverage in key strategic fields. To accelerate our growth in the field of business intelligence, we have acquired Business Objects S.A.
Operational Outlook for 2008: Profitable Growth
In 2008, we plan to continue to build new business around SAP Business ByDesign and the related business model. We also plan to focus on rapidly integrating Business Objects and harvesting our new opportunities in the field of applications for business users.
IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations       063

We express our internal management objectives and operational targets in terms of U.S. GAAP and, from 2008, some adjusted U.S. GAAP (non-GAAP) numbers. Our out look guidance is expressed primarily in non-GAAP numbers. Assuming an effective U.S. GAAP tax rate in the range 31.0% to 31.5% based on U.S. GAAP income from continuing operations, our outlook guidance for fiscal year 2008 is as follows:
▪	We expect full-year 2008 non-GAAP software and software-related service revenue, which has been adjusted for a non-recurring deferred support revenue writedown of approximately €180 million from the acquisition of Business Objects, to increase between 24% and 27% on a constant currency basis (2007: €7.427 billion). We expect SAP’s business, excluding the contribution from Business Objects, to contribute 12 to 14 percentage points to this growth.
▪	We expect our full-year 2008 non-GAAP operating margin, which has been adjusted for a non-recurring deferred support revenue writedown from the acquisition of Business Objects and acquisition-related charges, to be between 27.5% and 28.0% on a constant currency basis (2007 non-GAAP operating margin: 27.3%).
▪	The 2008 non-GAAP operating margin outlook includes accelerated investments of €175 to €225 million (2007: €125 million) in building a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket.
▪	We plan to increase our headcount by about 4,000 FTEs in 2008, and we expect 10% of the new jobs to be in Germany. Those numbers do not include the hirings resulting from the acquisition of Business Objects.
▪	To ensure shareholders benefit appropriately, we will continue to buy back shares in 2008 and, if the Annual General Meeting of Shareholders so resolves, we will pay a dividend that provides a payout ratio of about 31%.
Excepting acquisitions, our planned capital expenditures for 2008 will be covered in full by operating cash flow and will chiefly be for completing new office buildings at various locations. We intend to further strengthen our healthy financial situation.
Among the assumptions underlying this outlook are an economic environment as described in this review and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.
Outlook to 2010
In the medium term, we expect further advances and continuing revenue growth. Our strategy is to increase software and software-related service revenue, which comprises software and maintenance revenue and subscriptions and other software-related services.
The completion of our enterprise SOA development road map (which means all SAP solutions now run on a business process platform), the introduction of our SAP Business ByDesign solution, and our acquisition of Business Objects will open up potential for us to address more markets. We estimate that the total volume of the software and software-related services segment of the markets in which we now operate and will operate in the future will grow from currently about US$36.7 billion to about US$75 billion by 2010.
By 2010, we hope to increase our customer numbers to about 100,000.
We see our new business with SAP Business ByDesign as an opportunity worth about US$1 billion by 2010 and we look ahead to approximately 10,000 new customers per year from then. We believe we will be able to drive the margin on the new business up toward the operating margin on our established business. We expect continued double-digit percentage growth in our established core business in the years ahead.
064      IFRS Financial Reports 2007 — SAP Group — Review of SAP Group Operations

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Income
for the years ended December 31,

€ millions	Note	2007	2006
Software revenue		3,407	3,003
Support revenue		3,852	3,473
Subscription and other software-related service revenue		182	129
Software and software-related service revenue		7,441	6,605
Consulting revenue		2,221	2,249
Training revenue		410	383
Other service revenue		113	96
Professional services and other service revenue		2,744	2,728
Other revenue		71	69
Total revenue	(5)	10,256	9,402
Cost of software and software-related services		- 1,350	- 1,107
Cost of professional services and other services		- 2,091	- 2,101
Research and development		- 1,461	- 1,344
Sales and marketing		- 2,173	- 1,924
General and administration		- 499	- 477
Other operating income, net	(7)	16	54
Total operating expenses		- 7,558	- 6,899
Operating profit		2,698	2,503

Other non-operating income/expense, net	(8)	2	- 11
Interest income		142	124
Interest expense		- 7	- 4
Other financial income		- 10	3
Share of loss of associates accounted for using the equity method		- 1	- 1
Financial income, net	(9)	124	122
Profit before income taxes		2,824	2,614

Income taxes	(10)	- 916	- 778
Profit after taxes		1,908	1,836
– Profit attributable to minority interests		2	1
– Profit attributable to equity holders of the parent		1,906	1,835

Earnings per share – basic in €	(11)	1.58	1.50
Earnings per share – diluted in €	(11)	1.58	1.49
The accompanying Notes are an integral part of these Consolidated Financial Statements.
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements      065

Consolidated Balance Sheets
as at December 31,
Assets

€ millions	Note	2007	2006
Cash and cash equivalents	(12)	1,608	2,399
Restricted cash		550	0
Short-term investments	(12)	498	483
Other financial assets	(12)	182	148
Financial assets	(12)	680	631
Accounts receivable, net	(13)	2,895	2,440
Other assets	(14)	75	59
Income tax receivables		283	165
Prepaid expenses/deferred charges		78	75
Assets held for sale	(15)	15	0
Current assets		6,184	5,769
Goodwill	(16)	1,426	994
Intangible assets, net	(16)	405	264
Property, plant, and equipment, net	(17)	1,316	1,206
At-equity investments	(12)	19	18
Other investments	(12)	170	525
Other financial assets	(12)	236	290
Financial assets	(12)	425	833
Accounts receivable, net	(13)	3	3
Other assets	(14)	49	40
Income tax receivables		35	12
Deferred tax assets	(10)	284	177
Prepaid expenses/deferred charges		34	34
Noncurrent assets		3,977	3,563
Total assets		10,161	9,332
The accompanying Notes are an integral part of these Consolidated Financial Statements.
066     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Liabilities and Shareholders’ equity

€ millions	Note	2007	2006
Accounts payable	(18)	715	610
Income taxes payable		341	261
Financial liabilities	(18)	82	63
Other liabilities	(18)	1,378	1,242
Financial and Other liabilities	(18)	1,460	1,305
Provisions	(19)	182	181
Deferred income	(5)	477	405
Liabilities held for sale	(15)	9	0
Current liabilities		3,184	2,762
Accounts payable	(18)	10	34
Income taxes payable		90	67
Financial liabilities	(18)	6	3
Other liabilities	(18)	73	70
Financial and Other liabilities	(18)	79	73
Provisions	(19)	155	179
Deferred tax liabilities	(10)	123	39
Deferred income	(5)	42	55
Noncurrent liabilities		499	447
Total liabilities		3,683	3,209
Common stock, no par value		1,246	1,268
Authorized – Not issued or outstanding: 480 million at December 31, 2007 and 495 million at December 31, 2006
Authorized – Issued and outstanding: 1,246 million and 1,268 million shares at December 31, 2007 and December 31, 2006

Treasury stock		- 1,734	- 1,742
Additional paid-in capital		347	332
Retained earnings		6,925	6,368
Other components of equity		- 307	- 112
Minority interests		1	9
Shareholders’ equity	(20)	6,478	6,123
Total liabilities and Shareholders’ equity		10,161	9,332
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements      067

Consolidated Statements of Recognized Income and Expense
for the years ended December 31,

€ millions	2007	2006
Profit after taxes	1,908	1,836
Currency translation adjustments	- 191	- 150
Unrealized holding losses on marketable securities	- 2	- 8
Reclassification adjustments on marketable securities for gains/losses included in profit after taxes	- 1	2
Net unrealized losses on marketable securities	- 3	- 6
Unrecognized pension cost increase/reduction	- 4	22
Unrealized foreign currency cash flow hedge gains	55	41
Reclassification of foreign currency cash flow hedge adjustments for losses included in profit after taxes	- 43	- 10
Net unrealized foreign currency cash flow hedge gains	12	31
Unrealized gains on STAR hedges	34	23
Reclassification adjustments on STAR hedges for losses included in profit after taxes	- 42	- 67
Net unrealized losses on STAR hedge	- 8	- 44
Currency effects from intercompany long-term investment transactions	- 5	- 26
Tax on income and expense recognised directly in equity	4	- 6
Expenses recognised directly in equity	- 195	- 179
Total recognized income for the period	1,713	1,657
– attributable to minority interests	2	1
– attributable to equity holders of the parent	1,711	1,656
The accompanying Notes are an integral part of these Consolidated Financial Statements.
068     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Consolidated Statements of Changes in Equity
for the years ended December 31,

						Equity
						attributable
		Additional		Other		to equity
	Common	paid-in	Retained	components	Treasury	holders of	Minority	Total
€ millions	stock	capital	earnings	of equity	stock	the parent	interests	equity
January 1, 2006	316	352	5,796	67	- 775	5,756	8	5,764
Profit after income taxes			1,835			1,835	1	1,836
Expense recognized directly in equity				- 173		- 173		- 173
Income tax on income and expense recognised directly in equity				- 6		- 6		- 6
Share-based compensation		18				18		18
Dividends			- 447			- 447		- 447
Cancelation of treasury stock								0
Other treasury stock transactions		44			- 967	- 923		- 923
Convertible bonds and stock options exercised	1	49				50		50
Issuance of common stock	951	- 135	- 816			0		0
Other		4				4		4
Other changes minority interests								0
December 31, 2006	1,268	332	6,368	- 112	- 1,742	6,114	9	6,123
Profit after income taxes			1,906			1,906	2	1,908
Expense recognized directly in equity				- 199		- 199		- 199
Income tax on income and expense recognised directly in equity				4		4		4
Share-based compensation		- 40				- 40		- 40
Dividends			- 556			- 556		- 556
Cancelation of treasury stock	- 23		- 796		819	0		0
Other treasury stock transactions		12			- 811	- 799		- 799
Convertible bonds and stock options exercised	1	43				44		44
Other			1			1		1
Other changes minority interests			2			2	- 10	- 8
December 31, 2007	1,246	347	6,925	- 307	- 1,734	6,477	1	6,478
     This statement is an integral part of Note (20).
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements      069

Consolidated Statements of Cash Flows
for the years ended December 31,

€ millions	2007	2006
Profit after taxes1)	1,908	1,836
Adjustments to reconcile Profit after taxes to net cash provided by operating activities:
Depreciation and amortization	262	213
Loss from At-equity investments	1	1
Gains/losses on disposal of property, plant, and equipment, net	1	- 2
Gains on disposal of investments	- 2	0
Write-ups/downs of financial assets	8	0
Allowance for doubtful accounts	0	- 40
Impacts of STAR hedging	32	- 51
Share-based compensation including income tax benefits	13	82
Excess tax benefit from share-based compensation	0	- 3
Deferred income taxes	8	- 26
Change in Accounts receivable, net	- 521	- 230
Change in Other assets	- 277	- 193
Change in liabilities	375	140
Change in deferred income	124	120
Net cash provided by operating activities	1,932	1,847
Acquisition of minority interests in subsidiaries	- 48	0
Business combinations, net of cash and cash equivalents acquired	- 672	- 504
Purchase of intangible assets and property, plant, and equipment	- 400	- 367
Proceeds from disposal of intangible assets and property, plant, and equipment	27	29
Cash transferred to Restricted cash	- 550	0
Purchase of investments	- 768	- 2,055
Sales of investments	1,025	2,765
Purchase of Other financial assets	- 20	- 17
Sales of Other financial assets	15	15
Net cash used in investing activities	- 1,391	- 134
Dividends paid	- 556	- 447
Purchase of treasury stock	- 1,005	- 1,149
Proceeds from reissuance of treasury Stock	156	165
Proceeds from issuance of common stock (Stock-based compensation)	44	49
Excess tax benefit from share-based compensation	0	3
Repayment of bonds	0	- 1
Proceeds from convertible bonds	0	0
Proceeds from short-term and long-term debt	47	44
Repayments of short-term and long-term debt	- 48	- 43
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Acquisition of equity-based derivative instruments (STAR hedge)	0	- 53
Net cash used in financing activities	- 1,287	- 1,375
Effect of foreign exchange rates on cash and cash equivalents	- 45	- 4
Net change in Cash and cash equivalents	- 791	335
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,608	2,399

1)	included in profit after income taxes are interest paid of €6 million (2006: €4 million), interest received of €142 million (2006: €124 million) and taxes paid of €811 (2006: €866 million) net of refunds.
The accompanying Notes are an integral part of these Consolidated Financial Statements. Please refer to Note 21 for additional cash flow related information.
070     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS 2007
A. Basis of Presentation
(1) General
The Consolidated Financial Statements of SAP AG and its subsidiaries at December 31, 2007, are the first to have been prepared according to § 315a HGB in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) if endorsed by the European Union (EU). The designation “IFRS” includes all valid International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and the related interpretations. The use of the expressions “we”, “our”, “SAP”, “Group”, and “Company” refer to SAP AG and its subsidiaries collectively.
According to article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and the European Council of July 19, 2002, all companies domiciled in an EU member state that issue securities admitted to a regulated market of a member state are required to prepare their consolidated financial statements in accordance with IFRS. The regulation generally requires companies to adopt IFRS with effect from their first fiscal year to commence on or after January 1, 2005, with an exception granted by the EU allowing companies to defer the adoption until 2007 if they already apply internationally accepted accounting standards because their securities are admitted to a stock exchange outside the EU. IFRS require disclosure of prior-year figures for comparison purposes. Accordingly, our effective date for the transition from accounting principles generally accepted in the United States of America (U.S. GAAP) to IFRS is January 1, 2006.
We have applied all standards and interpretations that were effective and endorsed by the EU as at December 31, 2007. The effects of the adoption of IFRS on the financial position, results of operations and cash flows as presented herein are described below.
Our Consolidated Statements of Income are presented using a classification of expenses based on their function within the entity.
The Consolidated Balance Sheets correspond to the classification provisions contained in IAS 1 Presentation of Financial Statements. For clarity, various items are aggregated in the income statements and balance sheets. These items are disaggregated separately in the Notes. The functional currency of SAP AG is the euro, therefore amounts included in the Consolidated Financial Statements are reported in millions of euro (“€ millions”) unless otherwise stated.
We are an international corporation with headquarters in Walldorf, Germany. We develop, market, and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support and other services (including consulting and training) related to our software offering. For more information, see Note 28.
We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company’s control. We derive a substantial portion of our revenue from software licenses and services sold to customers in Germany, the United States, the United Kingdom, and Japan (see Note 34). Our future revenue and income may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of our business is conducted in currencies other than the euro. We continually monitor our exposure to foreign currency exchange risk and have a Company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Australian dollar could significantly impact our reported financial position and results of operations.
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements      071

Basis of Transition to IFRS
The conversion from U.S. GAAP to IFRS follows the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards.
Our effective date of transition to IFRS is January 1, 2006. As required by IFRS 1, we have applied all IFRS standards and interpretations that are effective for the first IFRS Consolidated Financial Statements for the year ending December 31, 2007, consistently and retrospectively for all fiscal years presented. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the Consolidated Balance Sheet under U.S. GAAP as at January 1, 2006, are recognized directly in equity at the date of transition to IFRS. However, IFRS 1 provides exemptions and exceptions, of which we applied the following mainly to closely continue accounting practices applied under U.S. GAAP whenever possible:
     Business Combination Exemption
We have applied the business combination exemption in IFRS 1 and therefore have not restated business combinations that took place prior to January 1, 2006. The goodwill arising from these prior acquisitions did not contain additional identifiable intangible assets that should have been separated under IFRS. We have adjusted goodwill from past business combinations for contingent considerations for which payment was estimated to be probable.
     Employee Benefits Exemption
We have elected to recognize all actuarial gains and losses and vested past service cost as at January 1, 2006 in equity. All actuarial gains and losses not previously recognized through application of the corridor approach under U.S. GAAP have been recognized at the date of transition in equity.
Any actuarial gains and losses developing after January 1, 2006, will be recognized directly in Other components of equity for all of our defined benefit plans as allowed under IAS 19.93A.
     Cumulative Currency Translation Differences Exemption
We have elected to set the previously accumulated cumulative translation adjustment to zero as at January 1, 2006. This exemption has been applied to all subsidiaries in accordance with IFRS 1. The cumulative currency translation losses resulting from the translation of the financial statements of subsidiaries and associated companies that were recognized in Retained earnings amounted to €175 million.
072      IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Reconciliation from U.S. GAAP to IFRS and Related Explanations
In preparing the opening balance sheet and the Consolidated Financial Statements as at the transition date, January 1, 2006, and at the end of the transition period, December 31, 2006 we have adjusted classifications and valuations reported differently under U.S. GAAP. In the following notes we explain how the transition from U.S. GAAP to IFRS affects the presentation of our financial position, shareholders’ equity, earnings, and cash flow:
Reconciliation of the consolidated opening balance sheet
Assets

						IFRS Opening
			U.S. GAAP		Valuation	balance sheet
€ millions	Note		12/31/2005	Reclassification	adjustments	1/1/2006
Cash and cash equivalents	(12)		2,064			2,064
Short-term investments	(12)		1,782			1,782
Other financial assets	(1A)/	(12)	0	80		80
Financial assets	(1A)/	(12)	1,782	80		1,862
Accounts receivable, net	(13)		2,250			2,250
Other assets	(1A)/	(14)	231	– 157		74
Income tax receivables	(1A	)	0	77		77
Deferred tax assets	(1B	)	129	– 129		0
Prepaid expenses/deferred charges	(1I)/	(15)	64		1	65
Current assets			6,520	– 129	1	6,392
Goodwill	(1C)/	(16)	626		14	640
Intangible assets, net	(16)		140		– 1	139
Property, plant, and equipment, net	(1B)/	(17)	1,095			1,095
At-equity investments	(12)		1			1
Other investments	(12)		62			62
Other financial assets	(1A)/	(12)	0	437	– 166	271
Financial assets	(12)		63	437	– 166	334
Accounts receivable, net	(13)		1			1
Other assets	(1A)/	(14)	473	– 441		32
Income tax receivables	(1A	)	0	4		4
Deferred tax assets	(1B)/	(10)	98	129	2	229
Prepaid expenses/deferred charges	(1I)/	(15)	24		10	34
Noncurrent assets			2,520	129	– 141	2,508
Total assets			9,040	0	– 140	8,900
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    073

Liabilities and Shareholders’ equity

						IFRS Opening
			U.S. GAAP		Valuation	balance sheet
€ millions	Note		12/31/2005	Reclassification	adjustments	1/1/2006
Accounts payable	(18)		547			547
Income tax payable			365			365
Financial liabilities	(1A)/	(18)	0	80		80
Other liabilities	(1A)/	(1C)	1,280	– 80	14	1,214
Financial and Other liabilities	(1A)/(1C)/	(18)	1,280		14	1,294
Provisions	(1E)/(1F)/(1G)/
	(1H)/	(19)	160		1	161
Deferred income taxes	(1B	)	44	– 44		0
Deferred income	(5)		347			347
Current liabilities			2,743	– 44	15	2,714
Accounts payable	(18)		40			40
Income tax payables			41			41
Financial liabilities	(1A)/	(18)	0	11		11
Other liabilities	(1A)/	(18)	57	– 11		46
Financial and Other liabilities	(1A)/	(18)	57			57
Provisions	(1E)/(1F)/(1G)/
	(1H)/	(19)	285		– 118	167
Deferred income taxes	(1B)/	(10)	27	44	– 11	60
Deferred income	(5)		57			57
Noncurrent liabilities			507	44	– 129	422
Total liabilities			3,250	0	– 114	3,136
Minority interests	(1K	)	8	– 8	0	0
Common stock, no par value			316			316
Treasury stock			– 775			– 775
Additional paid-in capital			352			352
Retained earnings			5,980		– 184	5,796
Accumulated other comprehensive loss/ Other components of equity	(1J	)	– 91		158	67
Minority interests	(1K	)	0	8		8
Shareholders’ equity	(23)		5,782	8	– 26	5,764
Total liabilities and Shareholders’ equity			9,040	0	– 140	8,900
074    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Reconciliation of equity from U.S. GAAP to IFRS

						Opening
						balance sheet as
€ millions	Note		Reconciliations	12/31/2006	Reconciliations	at 1/1/2006
Shareholders’ equity under U.S. GAAP				6,136		5,782
Accumulated other comprehensive loss under U.S. GAAP				– 311		– 91
Cumulative foreign currency translation adjustment	(1J	)	174		175
Gains/losses on STAR hedges (net of tax)	(1F	)	– 8		– 27
Pension cost	(1G	)	33		10
Total reconciling items			199		158
Other components of equity under IFRS				– 112		67
Retained earnings under U.S. GAAP				6,589		5,980
Deferred taxes	(1B	)	28		4
Depreciation	(1D	)	1		0
Customer-related obligations	(1E	)	– 11		0
Share-based compensation programs	(1F	)	6		42
Employee-related obligations	(1G	)
Pensions and similar obligations			– 48		– 46
Termination benefits			– 30		– 19
Restructuring obligations	(1H	)	– 2		0
Other reconciliations	(1I	)	8		10
Disposal of entities	(1J	)	2		0
Cumulative foreign currency translation adjustment	(1J	)	– 175		– 175
Total reconciling items			– 221		– 184
Retained earnings under IFRS				6,368		5,796
Presentation of Minority interests	(1K	)	9		8
Shareholders’ equity under IFRS				6,123		5,764
(1A) Change in Presentation of Other Financial Assets, Other Financial Liabilities and Income Tax Receivables
Under U.S. GAAP, we classify other financial assets and liabilities as well as income tax receivables under Other assets and Other liabilities, whereas under IFRS these are shown as a separate line item on the face of the balance sheet in accordance with IAS 1.
(1B) Deferred Taxes
IFRS requires that all deferred tax items, including those that relate to current assets and liabilities, be presented as noncurrent items, whereas under U.S. GAAP the classification of deferred tax follows the classification of the underlying item. Therefore, the current portions of deferred tax assets and liabilities have been reclassified and are presented as noncurrent as mandated by IAS 1.
As the transition from U.S. GAAP to IFRS led to various changes in the valuation of balance sheet positions while the national statutory income tax values remained unchanged, we have recalculated deferred taxes in accordance with IAS 12 to reflect these valuation differences.
Regulations specifying different rules for the recognition of deferred taxes, under U.S. GAAP and IFRS, and balance sheet reclassifications (e.g. the reclassification of Minority interests to Shareholders’ equity) did not impact deferred taxes.
In the opening balance sheet the IFRS adjustments related to our deferred tax positions resulted in an overall adjustment to Retained earnings in the amount of € 4 million. Due to a lower Operating profit under IFRS and a resulting lower tax expense the Retained earnings increased by an additional € 24 million during the transition period. Furthermore, adjustments to unrecognized income and expenses impacted the deferred taxes balance sheet position accordingly.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    075

(1C) Goodwill
Under IFRS, contingent purchase price components have to be recorded when payment is probable and the amount can be reliably estimated. Under U.S. GAAP these purchase price components are capitalized on payment, when the contingency is resolved. As a result the goodwill initially recognized under IFRS is higher than under U.S. GAAP.
The adoption of IFRS 3 led to the recognition of earn-out considerations amounting to € 14 million in the opening balance sheet at January 1, 2006, and to € 7 million for the transition period ending December 31, 2006, with an offset in Other liabilities.
(1D) Depreciation
Reconciling differences in depreciation arise mainly for in-process research and development assets acquired in a business combination. These are written of immediately under U.S. GAAP. Under IFRS, they are subject to amortization once technological feasibility has been reached. There is no such impact on the opening balance sheet. At the end of the transition period the impact on Retained earnings from the reversal of the depreciation under U.S. GAAP is € 1 million resulting from a 2006 business combination.
(1E) Contract Accounting/Customer-Related Obligations
Under U.S. GAAP, we account for certain fixed fee consulting projects using the proportional performance method. Consequently, in case of loss projects we do not record any accruals for losses resulting from these projects. Instead, they are recognized as incurred.
Under IFRS, contract accounting is applied for all fixed fee consulting, development and other projects that meet the criteria of IAS 11. Under IFRS, generally the percentage of completion method is applied; in exceptional cases the zero profit margin approach. In general, our projects meet the criteria for applying the percentage of completion method, which also results in the accrual of estimated losses resulting from those projects.
Under IFRS, we additionally accrued € 11 million in the transition period for estimated losses resulting from consulting or development projects which were not recorded under U.S. GAAP at the end of 2006. There was no such impact on the opening balance sheet.
(1F) Share-Based Compensation Programs
Under U.S. GAAP, we have accounted for share-based compensation programs using the intrinsic value-based method according to Accounting Principles Board Opinion 25 Accounting for Stock Issued to Employees until December 31, 2005. As of January 1, 2006, we started applying the fair value recognition provisions of Statements of Financial Accounting Standards 123 (revised 2004) Share-based Payment (SFAS 123R).
Under IFRS, all share-based payment programs are recorded at fair value. Equity-settled programs are recorded based on grant-date fair value, while liabilities for cash-settled programs are adjusted to current fair value at each reporting date. From January 1, 2006, onwards, the method of accounting for our share-based compensation programs is essentially the same under U.S. GAAP and IFRS.
For our cash-settled and equity-settled share-based payment arrangements we have not used the exemption of IFRS 1 in our opening balance sheet but adopted IFRS 2 Share-based payment retrospectively. As a result, the difference between the intrinsic value method and the fair value method was recorded in the opening balance sheet increasing retained earnings by € 42 million. Due to the fact that certain cash-settled share-based payment programs have been hedged, the increase in liabilities resulted in a € 27 million offset, net of tax, of the recognized portion of the hedge instrument in Other components of equity.
076    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

(1G) Employee-Related Obligations
     Pensions
We have elected to recognize all cumulative actuarial gains and losses at the date of transition, resulting in a net decrease in equity of 36 million. This total decrease consists of two contrasting effects : While the full recognition of the defined benefit obligation for the opening balance sheet led to a decline in Retained earnings of 46 million, the derecognition of the additional minimum liability provided for under U.S.GAAP, SFAS 87, resulted in an increase in Other components of equity of 10 million.
We will recognize directly in Other components of equity any future actuarial gains and losses after the initial adoption of IFRS (called the “SoRIE option” in accordance with IAS 19). The resulting impact on equity at the end of the transition period amounted to an increase of € 23 million net of tax in Other components of equity and a decrease of € 2 million in Retained earnings compared to U.S. GAAP. The latter reconciling entry is mainly due to the first-time application of SFAS 158 which led to the recognition of € 20 million of unrecognized pension cost from actuarial gains and losses, prior service cost, and other components in order to present the full obligation as at December 31, 2006. As the defined benefit obligation was already fully recognized for the opening balance sheet under IFRS, the recognition of these pension costs for U.S. GAAP was reversed in Other components of equity for IFRS.
Some of our pension plans have been classified differently under IFRS than under U.S. GAAP. As required by specific IFRS rules we netted certain plan assets and liabilities that are to be shown gross under U.S. GAAP. As a result, the balance of pension liabilities and respective pension assets is lower by € 146 million under IFRS ( € 191 million at the end of the transition period).
The interest cost component and expected rate of return component of pension and pension-related cost have been included in Operating profit under IFRS as well as under U.S. GAAP.
     Termination benefits
The German semiretirement program and certain other termination benefits are accounted for differently under IFRS and U.S. GAAP.
The bonus feature element (“Aufstockungsbetrag”) of the semiretirement provision is considered a termination benefit under IFRS, so the expected amount for the bonus feature has to be accrued at the time the early retirement agreement is signed. In addition, employers’ offers to encourage voluntary retirements qualify as termination benefits under IFRS, so obligations for probable bonus feature payments to aspirants are recorded based on management’s best estimate of the number of employees expected to enter into early retirement agreements. Under U.S. GAAP in contrast, only the benefits for the inactive period of contractually bound participants are ratably recognized over the period from signing an early retirement agreement to the end of employment as they are considered post-employment benefits.
As a result, Retained earnings decreased by € 19 million in the opening balance sheet and by € 11 million at the end of the transition period due to recognizing the corresponding liability.
(1H) Restructuring Obligations
In certain scenarios, restructuring obligations including provisions for unused lease space are recognized earlier under IFRS than under U.S. GAAP. This led to a decrease in Retained earnings of € 2 million in the transition period. There was no such impact on the opening balance sheet.
(1I) Other Reconciling Items
Both, under U.S. GAAP and IFRS, a liability has to be recorded if it is probable that there will be future economic outflows based on past events and the amount of the obligation can be measured reliably. However, the interpretation of “probable” is not the same under IFRS and U.S. GAAP. While under IFRS probable means more likely than not, under U.S. GAAP probable indicates a higher probability than it does under IFRS. Therefore, we recognized certain provisions under IFRS we did not record under U.S. GAAP.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    077

Loans granted to employees primarily consist of interest-free or below-market-rate building loans to be recorded at present value. Under U.S. GAAP, we recognize the discount as employee expenses immediately when the loan is granted. IFRS requires capitalizing the discount as prepaid expenses and releasing it ratably over the term of the loan to employee expenses.
As a result, Retained earnings increased by € 10 million in the opening balance sheet and € 8 million at the end of the transition period compared to U.S. GAAP, here presented as “Other reconciliations”.
(1J) Other Components of Equity
The increase in Accumulated other comprehensive loss under U.S. GAAP compared to the amount of Other components of equity under IFRS is the result of setting foreign currency losses to zero with a corresponding offset in Retained earnings (December 31, 2006: €174 million; January 1, 2006: €175 million), a revaluation of our unrecognized STAR cash flow hedge portion (December 31, 2006: €–8 million; January 1, 2006: €–27 million) and the fresh-start method for unrecognized actuarial pension gains and losses (December 31, 2006: €33 million; January 1, 2006: €10 million) .
(1K) Change in Presentation of Minority Interest and Adjustments
Under U.S. GAAP, Minority interests are presented as a separate line item between equity and liabilities in the Consolidated Balance Sheet and Net income under U.S. GAAP only includes the income attributable to SAP AG’s shareholders. Under IFRS, Minority interests are included in Shareholders’ equity. Profit after taxes under IFRS also includes the portion attributable to the minority interest holders. This reclassification and the adjustments resulted in an increase of Shareholders’ equity by € 8 million for the opening balance sheet and € 9 million for the transition period.
The following table provides an overview of the reconciliation of our Net income under U.S. GAAP to the Profit after taxes under IFRS for the transition period.
Reconciliation of net income for 2006

€ millions	Note		2006
Net income under U.S. GAAP			1,871
Deferred taxes	(1B	)	24
Depreciation	(1D	)	1
Customer-related obligations	(1E	)	– 11
Share-based compensation programs	(1F	)	– 36
Employee-related obligations	(1G	)
Pensions and similar obligations			– 2
Termination benefits			– 11
Restructuring obligations	(1H	)	– 2
Other reconciliations	(1I	)	– 1
Currency impact on disposal of entities	(1J	)	2
Profit for minority interests	(1K	)	1
Total reconciling items			– 35
Profit after taxes under IFRS			1,836
Reconciliation of Cash Flow Statement
We apply the indirect method to determine the cash flows from our operating activities and the direct method for investing and financing activities as under U.S. GAAP. Please refer to Note 3 with regards to the chosen presentation options for certain transactions applicable under IFRS.
The effects of the conversion to IFRS resulted in an only immaterial impact on our operating activity.
For supplemental cash flow information, see Note 21.
078    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

(2) Scope of Consolidation
The Consolidated Financial Statements include SAP AG and all of its majority-owned entities that are controlled directly or indirectly by SAP AG. SAP does not consolidate any special-purpose entities (SPEs) as SAP does not have any financial or nonfinancial interest in an SPE.
All SAP entities prepare their financial statements as at December 31. All financial statements were prepared applying the same Group IFRS accounting and valuation principles. Intercompany transactions and balances relating to consolidated entities have been eliminated.
The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements. Included in our additions to consolidated legal entities is a newly founded entity in which we hold only 49% of the voting shares. Due to the fact that the majority shareholder has entered into an agreement which provides that SAP fully controls the entity, receives all benefits, and bears all risks, we fully consolidate this entity as we would any other of our operating entities:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
12/31/2006	21	94	115
Additions	2	24	26
Disposals	0	– 2	– 2
12/31/2007	23	116	139
The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2007 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to seven newly founded entities and to 19 legal entities added in connection with acquisitions. The disposals are due to mergers of consolidated legal entities.
Associates
In 2007, four companies in which we do not have a controlling financial interest but over which we can exercise significant operating and financial policy influence (“Associates”), are accounted for using the equity method (2006: five companies).
(3) Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, tax positions, provisions and contingent liabilities, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers operate, changes to which could adversely affect our performance. Actual results could differ from original estimates.
Our financial position, income, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company’s future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, adverse changes in the global economy, consolidation and intense competition in the software industry, decline in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.
Basis of Measurement
The Consolidated Financial Statements have been prepared on the historical cost basis except as follows:
▪	Derivative financial instruments are measured at fair value.
▪	Available-for-sale financial assets are measured at fair value.
▪	Liabilities for cash-settled share-based payment arrangements are measured at fair value.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    079

Where applicable, information about the methods and assumptions used in determining fair values is disclosed in the Notes specific to that asset or liability.
Business Combinations
We account for all business combinations using the purchase method. As at the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.
As part of our transition to IFRS we elected to not restate our accounting for business combinations. In respect of acquisitions prior to January 1, 2006, goodwill represents the amount recognized under U.S. GAAP. The accounting treatment under U.S. GAAP is generally similar to IFRS 3. Under U.S. GAAP we ceased the periodic amortization of goodwill beginning 2002.
Foreign Currencies
The functional currency of our subsidiaries is the local currency. The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Other components of equity. The accumulated balance of the foreign currency translation reserve reflects the differences since January 1, 2006, the date of transition to IFRS. When a foreign operation is disposed of, the foreign currency translation adjustments applicable to that entity is recognized in profit and loss.
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.
Operating cash flows are translated into euros using average exchange rates during the respective periods whereas investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.
Exchange Rates
The exchange rates of key currencies affecting the Company are as follows:

		Closing rate as at December 31,		Annual average exchange rate
to €1		2007	2006	2007	2006
U.S. dollar	USD	1.4721	1.3170	1.3777	1.2611
Pound sterling	GBP	0.7334	0.6715	0.6890	0.6800
Japanese yen	JPY	164.93	156.93	161.43	147.02
Swiss franc	CHF	1.6547	1.6069	1.6446	1.5757
Canadian dollar	CAD	1.4449	1.5281	1.4623	1.4296
Australian dollar	AUD	1.6757	1.6691	1.6368	1.6715
080    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Revenue Recognition
We derive our revenues from the sale or license of our software products and of support, subscription, consulting, development, training, and other professional services. The vast majority of our software arrangements include support services and many also include professional services and other elements.
Revenue from the sale of licenses is recognized in line with the requirements for selling goods. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. As authorized by IAS 8.10 to 8.11, we follow the guidance provided by the American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2 as amended, Software Revenue Recognition (SOP 97-2) in order to determine the recognizable amount of license revenue in case of multi-element arrangements. Revenue on multiple-element arrangements is recognized using the residual method when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on a company-wide rate charged to renewal the support services annually (such renewal rates representing a percentage of the discounted software license fee charged to the customer; the vast majority of our customers renew their annual support service contracts). We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met.
Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:
1.	Persuasive evidence of an arrangement exists.

2.	Delivery has occurred.

3.	The fee is fixed or determinable.

4.	Collectibility is probable.
If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. Substantially, none of our software license agreements includes acceptance testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.
We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which generally include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue once the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.
Arrangements for unspecified future software updates, upgrades and enhancements and technical product support are support service contracts. Support revenues are recognized ratably over the term of the support service contract, typically one year, and are classified as support revenue in the Consolidated Statements of Income. In contrast, arrangements for unspecified future additional software products are subscriptions. Revenue from such arrangements is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.
We recognize revenue from arrangements involving resellers on evidence of sell-through by the reseller to the end customer. We have a history of honoring contingent rights if we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to do so and we therefore defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
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In multiple-element arrangements involving software and consulting, training, or other professional services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.
For short-term time-based licenses we allocate a portion of the arrangement fee to support revenue based on the estimated fair value of the support services.
We recognize consulting, training, and other professional service revenues when the services are performed. Consulting revenues are recognized on a time-and-material basis or using the percentage of completion method. Consulting services primarily comprise implementation support related to the installation and configuration of our software products and do not typically involve significant production, modification, or customization of our software.
Revenue for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and are therefore deemed essential to the software, is recognized on a time-and-material basis or using the percentage of completion method of accounting, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which we believe recoverability to be probable. If the arrangement includes elements that do not qualify for contract accounting (for example support services and hosting) such elements are accounted for separately provided that the elements have stand-alone value and that company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized immediately based on an average fully burdened daily rate applicable to the unit delivering the services, which consists of costs allocable to the arrangement.
We enter into joint development agreements with customers to leverage their industry expertise, and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based on the percentage of completion method. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer.
The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP’s progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.
Hosting and other on-demand services are recognized ratably over the term of the individual contract. Revenues from hosting and other on-demand services are classified as Other service revenue and were not material in any of the periods presented.
We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.
If a support or subscription customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent that the fees have already been collected.
We record sales net of applicable sales taxes.
082     IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Research and Development
All research and development costs are expensed as incurred. Development is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use. Development expenditures are capitalized only if all of the following criteria are met:
1.	Development cost can be measured reliably,

2.	The product is technically and commercially feasible,

3.	Future economic benefits are probable, and

4.	We intend to complete development and market the product.
We have determined that technological feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technological feasibility is established are generally not material.
Government Grants
We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized as a reduction of the related expense when earned.
Advertising Costs
Advertising costs are included in sales and marketing expense and are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of such benefit is reasonably estimable.
Lease Payments
We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured. Some of our operating leases contain lessee incentives, such as free or reduced periods of rent. Such incentives are amortized over the life of the lease so that the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually agreed future increases of rents.
Income Taxes
Deferred taxes are accounted for under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on tax loss and tax credit carryfor-wards.
Deferred income tax assets and liabilities are measured using enacted respectively substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income respectively in Other components of equity in the period that includes the respective enactment date.
We reduce deferred income tax assets to the extent that it is probable that some portion or all of the deferred tax assets will not be realized.
Interest on income taxes and penalties on income taxes are classified as income tax expenses.
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Share-Based Compensation
Share-based compensation covers cash-settled and equity-settled awards.
Equity-settled awards are measured at grant-date fair value and are not subsequently remeasured. The grant-date fair value is recognized over the period in which the employees become unconditionally entitled to the options with a corresponding increase in accumulated paid-in capital. The amount recognized as an expense is adjusted to reflect the actual number of share options that finally vest. The fair values are determined by using a Black-Schools option-pricing model.
The fair value of cash-settled awards is recognized as an expense with a corresponding increase in liabilities over the period in which the employees become unconditionally entitled to payment. Cash-settled awards are remeasured to fair value at each balance sheet date until the award is settled. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.
Statement of Recognized Income and Expense
The statement of recognized income and expense is comprised of Profit after taxes and Other components of equity.
Other components of equity include foreign currency translation adjustments, unrecognized pension cost, gains and losses from derivatives designated as cash flow hedges, gains and losses resulting from STAR hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other components of equity, their composition and changes are shown separately in the Statement of Recognized Income and Expense.
Earnings per Share
We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing Profit after taxes attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities and other contracts to issue common shares were exercised or converted.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of three months or less.
Investments
Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments.
Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on our intent with respect to holding such investments. If it is readily determinable, marketable securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax directly in Other components of equity. Standard purchases and sales of financial assets are accounted for at trade date. We do not designate marketable debt or equity securities as financial assets at fair value through profit or loss.
Equity investments in privately held companies over which we do not have the ability to exercise significant influence and whose fair value cannot be reliably measured in absence of an active market are accounted for at cost. An impairment charge is recognized in earnings in the Financial income, net line item in the period in which objective evidence indicates that one or more events have happened that have a negative effect on the estimated future cash flows.
084    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

All marketable debt and equity securities and cost method investments are evaluated for impairment at least annually or earlier if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. These financial assets are considered impaired if there is objective evidence of a loss event that resulted in a decline of the recoverable amount below its carrying amount. Objective evidence includes but is not limited to the disappearance of an active market for that asset, a high probability of insolvency of the debtor or a material breach in contract. An impairment loss for a debt security is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses for available-for-sale equity securities are not reversed.
Net gains/losses on investments consist of impairment charges and reversals, interest income and expenses, dividends and gains and losses from the disposal of such assets. Dividend and interest income are recognized when earned and are not included in net gains/losses at the time of disposal. Investments are derecognized when all of the risks and rewards of ownership have been transferred.
At-Equity-Investments
Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees’ net income or losses, changes in the investees’ equity and for amortization of any step-up in the value of the acquired assets over the investees’ book value. The excess of our initial investment in at-equity investments over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill (“investor level goodwill”) which is not amortized.
We recognize an impairment loss on our at-equity investments when objective evidence indicates that one or more events have had a negative effect on the higher of the value in use and fair value less cost to sell.
Other Financial Assets
Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review. The same applies if we become aware of any change in the debtor’s financial condition that indicates a delay or shortfall in payments may result. If it is probable that we will not be able to collect the amounts due according to the contractual terms of the loan agreement an impairment charge is recorded on an allowance account based on our best estimate of the amount that will not be recoverable. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.
Net gains/losses on Other financial assets consist of impairment charges and reversals, interest income and expenses and gains and losses from the disposal of such assets. Interest income is recognized when earned and is not included in net gains/losses at the time of disposal. Other financial assets are derecognized when all of the risks and rewards of ownership have been transferred.
Investments in insurance policies held for employee-financed pension plans are recorded at their cash surrender values including premiums paid and guaranteed interest.
Included in Other financial assets are our derivative financial instruments. We use forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 25, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.
We account for derivatives and hedging activities in accordance with IAS 39 Financial Instruments: Recognition and Measurement, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. If the requirements for hedge accounting as set out in IAS 39 are met, we designate and document the hedge relationship including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    085

The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, within Other components of equity. We reclassify the portion of gains or losses on derivatives from equity into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, we exclude differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately.
Foreign currency exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with all changes in fair value included in earnings.
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
Accounts Receivable
Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Accounts receivable are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step approach: First, consideration is given to the financial solvency of specific customers by assessing whether information of objective evidence of impairment is available (e.g. debtor facing serious financial difficulties, insolvency or initiated insolvency proceedings). Secondly, we evaluate homogenous portfolios of the remaining receivables according to their default risk primarily based on the age of the receivable and historical loss experience. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. As Accounts receivable do not bear interest we discount receivables with a term exceeding one year to their present value using local market interest rates. Interest effects are recognized in profit and loss.
Net gains/losses on Accounts receivable consist of impairment charges and reversals, interest income and expenses and gains and losses from the disposal of such assets. After a comprehensive review of our historical accounts receivable loss experience, in 2006 we revised our estimates of the allowance for doubtful accounts to better reflect the recoverability of the receivables within our portfolio. The effect of this change in estimate on Operating income, Profit after taxes, and earnings per share is disclosed in Note 7.
Included in Accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. If payments received from customers exceed the income recognized, then the difference is presented as advance payments under accounts payable.
Other Assets
All Other assets are recorded at amortized cost which approximates fair value either due to their short-term nature or due to the application of interest.
Inventories, that primarily consist of costs for office supplies and documentation, are immaterial to us and are therefore included in Other assets. We record inventories at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.
086    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Assets and Liabilities Held for Sale
Noncurrent assets and disposal groups classified as held for sale are disclosed separately and reported at the lower of the carrying amount or fair value less costs to sell. Depreciation of noncurrent assets allocable to Assets held for sale ceases when the respective divestiture is announced since the assets are immediately available for sale.
Goodwill
Goodwill arises on the acquisition of subsidiaries, associates, and joint ventures.
Acquisitions prior to January 1, 2006: As part of our transition to IFRS we elected to not restate any business combinations. As a result goodwill represents the amount recognized under U.S. GAAP. Under U.S. GAAP the purchase method of accounting has been applied to acquisitions and goodwill has been amortized until 2001. Since 2002 no goodwill has been amortized anymore. Instead, goodwill has been tested for impairment at least annually.
Acquisitions on or after January 1, 2006: For acquisitions on or after January 1, 2006, goodwill represents the excess of the cost of the acquisitions over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.
Subsequent measurement: We do not amortize goodwill but test it for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash generating unit is less than its carrying value. In respect of at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.
Other Intangible Assets
Purchased intangible assets with finite useful lives are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life of two to 12 years, and reviewed for impairment when significant events occur or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. All of our intangible assets, with the exception of goodwill, have estimable useful lives and are therefore subject to amortization.
We capitalize the fair value of acquired identifiable in-process research and development (“in-process R&D”), which represents acquired research and development efforts that have not reached technological feasibility. Amortization for these intangible assets starts when the projects are complete and are taken to the market.
Property, Plant, and Equipment
Property, plant, and equipment are valued at acquisition cost plus the fair value of related asset retirement costs, if any, and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives. Interest capitalized has not been material in any period presented.
Property, plant, and equipment is generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Land is not depreciated.

Useful lives of property, plant,
and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
office furniture	4 to 20 years
Automobiles	5 years
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    087

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first placed into operation.
We do not hold property with the intention to earn capital income or for capital appreciation purposes and therefore do not classify any property as investment property.
Impairment of Long-Lived Assets
We review long-lived assets, such as property, plant, equipment, and acquired intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the recoverable amount, which is the higher of value in use and fair value less costs to sell. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds it‘s recoverable amount. In the years presented, the Company did not recognize any impairment charges on long-lived assets.
Prepaid Expenses and Deferred Charges
Prepaid expenses and deferred charges primarily comprise prepayments of operating leases, support services and software royalties which will be charged to expense in future periods as such costs are incurred. Additionally, we are capitalizing the discount of our loans to employees as prepaid expenses and releasing it ratably to employee expenses.
Accounts Payable, Financial and Other Liabilities
Trade payables and other nonderivative financial liabilities are generally measured at amortized cost using the effective interest method. We do not designate our financial liabilities as at fair value through profit or loss on initial recognition.
Derivatives with negative fair values that are not part of an effective hedging relationship as set out in IAS 39 are classified as held for trading financial liabilities and reported at fair value through profit or loss.
Other Obligations
Provisions are recorded when we have a legal or constructive obligation to third parties as a result of a past event, the amount can be reasonably estimated and it is probable that there will be an outflow of future economic benefits. We regularly adjust provisions for loss contingencies as further information develops or circumstances change. Noncurrent provisions are reported at the present value of their expected settlement amounts as at the balance sheet date. Discount rates are regularly adjusted to current market interest rates.
Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP’s stated specifications for six to 12 months. At the time of the sale or license of our software covered by such warranty provisions, we record an accrual for warranty costs based on historical experience.
A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan and the restructuring has commenced or has been announced.
Post-Employment Benefits
We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19 Employee Benefits. The assumptions used to calculate pension liabilities and costs are shown in Note 19. As a result of the actuarial calculation for each plan we recognize an asset or liability for the overfunded or under-funded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial
088    IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from experience different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in Other components of equity.
Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.
Deferred Income
Deferred income consists mainly of prepayments made by our customers for support, consulting and training services and deferred software license revenues. Deferred software license revenues will be recognized as software, support service, or service revenue, depending on the reasons for the deferral. Recognition of deferred revenue is possible when basic applicable revenue recognition criteria have been met. The current portion of deferred income is expected to be recognized within the next 12 months.
Treasury Stock
Treasury shares are recorded at acquisition cost and are presented as a deduction from Shareholders’ equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to Additional paid-in capital on an after-tax basis. On retirement of treasury shares any excess over the calculated par value is charged to Retained earnings.
Presentation in the Consolidated Statements of Cash Flows
We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities.
New Accounting Standards Early Adopted in the Current Period
In November 2006, the IASB issued IFRS 8 Operating Segments. IFRS 8 replaces IAS 14 Segment Reporting, and aligns segment reporting with the requirements of SFAS 131 Disclosures about Segments of an Enterprise and Related Information, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Operating segments are components of an entity for which separate financial information is available. This information is evaluated regularly by the entity’s chief operating decision maker in order to make decisions about how to allocate resources and assess performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 will be effective for fiscal years beginning on or after January 1, 2009, with early application encouraged. The European Union adopted IFRS 8 in November 2007. SAP decided to adopt IFRS 8 early. For more information about segment reporting, see Note 28.
New Accounting Standards Not Yet Adopted
In March 2007, the IASB issued an amendment to IAS 23 Borrowing Costs. The amendment mainly relates to the elimination of the option to immediately recognize borrowing costs as an expense that are attributable to the acquisition, construction, or production of a qualifying asset. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such qualifying assets defined as assets that take a substantial period of time to get ready for use or sale. IAS 23 does not require the capitalisation of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. IAS 23 applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009 with earlier application permitted. The European Union has not yet endorsed the amendment to IAS 23. Due to capitalizing borrowing costs for qualifying assets in the past, the amendment to IAS 23 will have no impact our Consolidated Financial Statements.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    089

In November 2006, the IFRIC issued IFRIC Interpretation 11 IFRS 2 Group and Treasury Share Transactions. The interpretation addresses how to apply IFRS 2 Share-based Payment to accounting for share-based payment arrangements involving an entity’s own equity instruments. It also provides guidance on whether share-based payment arrangements in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 will be effective for fiscal years beginning on or after March 1, 2007 and was endorsed by the European Union in June 2007. We will be required to adopt IFRIC 11 in fiscal year 2008. We do not expect a significant impact from the adoption of IFRIC 11.
In November 2006, the IFRIC issued IFRIC Interpretation 12 Service Concession Rights, which provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services such as roads, energy distribution, and transportation to private operators. IFRIC 12 will be effective for fiscal years beginning on or after January 1, 2008. The European Union has not yet endorsed IFRIC 12. Based on our analysis, we do not expect IFRIC 12 to be applicable to any of our transactions.
In June 2007, the IFRIC issued IFRIC Interpretation 13 Customer Loyalty Programmes, which addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (‘awards’) to customers who redeem award credits. IFRIC 13 will be effective for fiscal years beginning on or after July 1, 2008, with early adoption permitted. The European Union has not yet endorsed IFRIC 13. We are currently in the process of determining the impact the adoption of IFRIC 13 will have on our Consolidated Financial Statements.
In July 2007, the IFRIC issued IFRIC Interpretation 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. IFRIC 14 addresses three issues:
•	when refunds or reductions in future contributions should be regarded as ‘available’;

•	how a minimum funding requirement might affect the availability of reductions in future contributions; and

•	when a minimum funding requirement might give rise to a liability.
IFRIC 14 will be effective for fiscal years beginning on or after January 1, 2008, with early adoption permitted. The European Union has not yet endorsed IFRIC 14. We are currently in the process of determining the impact the adoption of IFRIC 14 will have on our Consolidated Financial Statements.
In September 2007, the IASB issued an amendment to IAS 1 Presentation of Financial Statements. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009, with early adoption permitted. The European Union has not yet endorsed the amendment to IAS 1. We do not believe that the revision of IAS 1 will significantly change the current presentation in our Consolidated Financial Statements.
In January 2008, the IASB issued IFRS 2 (revised 2008) Vesting Conditions and Cancellations. IFRS 2 amends IFRS 2 Share-based Payment to clarify the terms “vesting condition” and “cancellations.” IFRS 2 will be effective for fiscal years beginning on or after January 1, 2009, with early application permitted. The European Union has not yet endorsed the revised IFRS 2. We are currently evaluating the effects of IFRS 2 on our Consolidated Financial Statements.
090     IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

In January 2008, the IASB issued the revised standards IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revisions results in a high degree of convergence between IFRS and U.S. GAAP, although some inconsistencies remain. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. We are currently evaluating the effects of IFRS 3 on our Consolidated Financial Statements.
In February 2008, the IASB issued an amendment to IAS 32 Financial Instruments: Disclosure and Presentation – Put-table Instruments and Obligations arising on Liquidation. The purpose for the amendment was to provide detailed guidance on the presentation of puttable financial instruments and obligations arising only on liquidation in the balance sheet. The amendment of IAS 32 will be effective for fiscal years beginning on or after January 1, 2009, with early application permitted. We do not expect any implications from the amendment to IAS 32 on our Consolidated Financial Statements.
(4) Acquisitions
In 2007, we acquired the outstanding shares of five unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Operating profit since the respective acquisition dates. The results of the acquired businesses included in our Operating profit amount to approx. € 5 million before income tax. This amount does not include any of the synergies and operating results that SAP’s existing entities have generated with the products from these acquired entities. Acquisitions in 2007 were as follows:

Acquired Businesses	Sector	Acquired business	Acquisition date
Pilot Software Inc., Mountain View, CA (USA)	Privately held provider of strategy management software	100% of shares	02/14/2007

Wicom Communication Ltd, Espoo (Finland)	Privately held provider of all-IP contact center and enterprise communications software	100% of shares	05/07/2007

MaXware AS, Lysaker (Norway)	Privately held provider of identity management software	100% of shares	05/21/2007

OutlookSoft Corp., Stamford, CT (USA)	Privately held provider of integrated planning, budgeting, forecasting and consolidation software	100% of shares	6/1/2007

YASU Technologies Private Ltd., India	Privately held leader in business rules management systems	asset purchase	10/18/2007

Arabian Company for Systems, Applications and Products in Data Processing Ltd., Jeddah, Kingdom of Arab region Saudi Arabia	Privately held exclusive reseller of SAP software in the	asset purchase	10/31/2007

Silk Europe N.V., Belgium	Privately held reseller of OutlookSoft software in Belgium and Netherlands	100% of shares	11/28/2007
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    091

These transactions were immaterial individually to SAP. The acquired businesses developed and sold software in specific areas with strategic interest to us. We do not have information on the impact on our financials assuming that these entities had been consolidated as of the beginning of the year.
The aggregate purchase price of these 2007 acquisitions was paid in cash and amounted to € 671 million net of cash received and was allocated as follows:

	Pre
	acquisition		Recognized
	carrying	Fair Value	value on
€ millions	amount	adjustments	acquisition
Acquired assets and liabilities
Cash and cash equivalents	9		9
Accounts receivable and other receivables	15		15
Other assets	3	4	7
Current assets	27		31
Property, plant, and equipment	3		3
Intangible assets	1	172	173
Deferred tax assets	8	56	64
Total assets acquired	39		271
Payables and accrued liabilities	– 20		– 20
Other liabilities	– 8		– 8
Deferred tax liabilities	– 31	– 6	– 37
Deferred income	– 13	7	– 6
Net identifiable assets and liabilities	– 33	233	200
Goodwill on acquisition (excl. SAP SI)			480
Consideration paid, satisfied in cash (including acquisition related charges)			680
Cash acquired			9
Net cash outflow for 2007 acquisitions			671
In addition, earn-out payments for prior year acquisitions and escrow returns with a net amount of € 1 million resulted in a total net cash outflow of € 672 million in 2007.
We have not finalized the purchase price allocations yet as we are still in the process of evaluating the assumed pre-acquisition contingencies particularly related to tax and customer contracts.
In 2007, we acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG (“SAP SI”). We accounted for the acquisition of SAP SI shares using the purchase method. The aggregate purchase price for the SAP SI shares acquired in 2007 was €48 million, which we paid in cash. The purchase price was based on SAP’s cash offer of €38.83 per share made under the “squeeze-out” provisions in the German Stock Corporation Act, section 327 a (1). Those provisions entitled us, as the holder of at least 95% of the outstanding shares, to acquire for cash all remaining shares owned by the non-controlling shareholders. We allocated € 9 million to minority interest, € 2 million to identifiable intangible assets and € 37 million of the aggregate purchase price to goodwill of the Consulting segment. The recorded goodwill is not tax deductible.
€ 205 million of the total goodwill of € 517 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2007 was assigned to our Product, Consulting, and Training segments in the amounts of € 427 million, € 76 million, and € 14 million, respectively. There were no identifiable intangible assets that have not been separately capitalized. The recognition of goodwill results from the fact that according to IAS 38 synergies and workforce cannot be included in the recognition of intangible assets apart from goodwill.
With the purchase of the software license and support business of our exclusive partner SAP Arabia we also reacquired some contracts and rights, including our trademark and the existing exclusive distribution arrangement (which is included in the above amount of acquired intangibles). The settlement of preexisting rights and contracts resulted in a settlement loss of € 3 million which has been recognized in Cost of sales and marketing.
None of the purchase agreements provides for any contingent consideration to the former shareholders.
In connection with the 2007 transactions (including squeeze-out of SAP SI) discussed above, we assigned the following amounts to identifiable intangible assets.
092     IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Identifiable intangible asset		Estimated useful lives
	€millions	years
Customer contracts	51	4 to 12
Intellectual property	82	5 to 10
Distribution right	37	6
Tradename	4	1 to 2
In-process research and development	1	amortized over useful life after completion
Identifiable intangible assets acquired	175
We also acquired other parties’ software and other intellectual property totaling € 14 million in 2007, without acquiring the businesses as defined by IFRS 3.
In October 2007 we announced our intention to acquire Business Objects S.A. (Nasdaq: BOBJ; Euronext Paris ISIN code: FR0004026250 – BOB) by way of a tender offer for the outstanding shares of Business Objects S.A. This acquisition closed in the first quarter of 2008 and represents a material business combination. Business Objects S.A. is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects S.A. provides information and business decision making resources to small and large companies. Business Objects S.A. has dual headquarters in San Jose, California, USA and Paris, France, and its stock was traded on both the NASDAQ and Euronext Paris stock exchanges. The transaction took the form of a tender offer under French and United States law for all Business Objects S.A. common stock, all American Depositary Shares representing Business Objects S.A. common stock, and all convertible bonds and warrants issued by Business Objects S.A. Under the terms and conditions of the tender offer agreement, we made a cash offer of €42.00 per common stock and the U.S. dollar equivalent of €42.00 per American depositary share determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and €50.65 per share of convertible bond, and a range of €12.01 to €24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% on January 21st, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95% which allowed SAP to commence an immediate “squeeze-out” acquisition of the shares of the remaining shareholders.
Taking into account estimated transaction costs we estimate the cost for acquiring Business Objects S.A. to slightly exceed €4.8 billion. The costs include the nominal value of the outstanding bond of approx. €0.5 billion which SAP acquired as part of the transactions. As a result the purchase price for equity related securities amounts to approximately €4.3 billion.
Based on preliminary valuations we expect to acquire assets of approximately €1.9 billion to €2.0 billion including identifiable intangible assets of approx. €0.9 billion and cash of around €0.8 billion. The assumed liabilities are expected to amount to €1.1 billion to €1.2 billion including the face value of the acquired convertible bond. We expect that goodwill resulting from this planned acquisition will be approximately €3.5 billion, which will not be tax deductible. Due to the fact that valuations of assets, liabilities and contingencies are ongoing the presented figures can still change significantly. The allocation of goodwill to our reportable segments will depend on our final management structure which has not yet been determined. The goodwill results from expected synergies and acquired workforce which are not identifiable intangible assets under IFRS and can therefore not be capitalized separately but are included in goodwill.
During the year ending December 31, 2006, we completed certain acquisitions, which were immaterial individually and in the aggregate. These acquisitions were accounted for using the purchase method and are included in our Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2006 was € 497 million net of € 8 million cash which, we assigned as follows: € 134 million to identifiable intangible assets with estimated useful lives ranging from two to 11 years, € 2 million to in-process research and development that will be amortized over its useful life, and minus € 36 million to liabilities net of assets. The remaining € 398 million was recorded as goodwill. In addition we adjusted goodwill from prior acquisitions by € 3 million during the measurement period of these acquisitions. The goodwill recognized in 2006 was assigned to the Product, Consulting, and Training segments in the amounts of
€ 340 million, € 40 million, and € 18 million, respectively.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    093

B. Notes to the Consolidated Statements of Income
(5) Revenue
Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, SAP does not distinguish within Software and software-related service revenue or within Cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.
Subscriptions and other software-related service revenue includes revenue from subscriptions, software rentals, on-demand solutions, and other software-related services. Subscription revenues flow from contracts that have both a software element and a support services element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term – generally, five years. Software rental revenue flows from software rental contracts, also with software and support services elements – but here the customer receives the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product Business ByDesign and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software-related service includes revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus Software and software-related service revenue is the sum of our software revenue, our support revenue, and our revenue from subscriptions and other software-related services.
Service revenue consists of consulting and training. Consulting revenue primarily comprises revenue from implementation support for customers related to the installation and configuration of our software products. Training revenue comprises educational services on the use of our software products and related topics for customers and partners.
Other service revenue includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is revenue from hosting under contracts that entitle the customer to exit the hosting arrangement at any time and to transfer the software to its own premises without significant penalty. Our application management services deliver post-implementation application support, optimization, and improvement for a customer’s SAP-centric IT solution to ensure availability and performance of the customer’s business processes. Referral fees are based on commissions from partners to which we referred customers. Thus Professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our Other service revenue.
Contract revenues are included in software revenue and service revenue depending on the type of project. During fiscal year 2007 and 2006 we recognized € 559 million and € 584 million respectively as contract revenue. The status of our construction projects in progress at the end of the reporting period was as follows:

€ millions	2007	2006
Information provided for projects in progress at the end of the reporting period
Accumulated cost (multi-year)	540	568
Recognized result (+ profit/– loss)	3	52
Advance payments	–	–
Gross amounts due from customers	90	74
Gross amounts due to customers	81	70
Recognized losses/loss provisions	18	18
Retentions	1	2
Other revenue primarily relates to income derived from marketing events.
Revenue information by segment and geographic region is disclosed in Note 28.
094 IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

Deferred income consists mainly of prepayments for support services and deferred software license revenues. Deferred software license revenues will be recognized as software revenue, support revenue, or service revenue, depending on the reasons for the deferral. The current portion of deferred income is expected to be recognized within the next 12 months. Recognition of deferred income is possible when basic applicable revenue recognition criteria have been met (see Note 3).
(6) Functional Costs and Other Expenses
The information provided below is classified by the type of expense. The Consolidated Statements of Income include these amounts in various categories based on the applicable line of business.
Services and Materials
Cost of purchased development and consulting services and materials was as follows:

€ millions	2007	2006
Purchased services	862	879
Raw materials and supplies, purchased goods	37	32
	899	911
Sales and Marketing
Sales and marketing expense includes advertising costs, which amounted to € 165 million and € 174 million in 2007, and 2006 respectively. Personnel Expenses/Number of Employees Personnel expenses were as follows:

€ millions	2007	2006
Salaries	3,621	3,325
Social security costs	447	426
Pension expense	123	131
	4,191	3,882
Included in personnel expenses for the years ending December 31, 2007 and 2006, are expenses associated with the share-based compensation plans as described in Note 27.
The average number of employees, measured in full-time equivalents and presented according to their function within SAP, was as follows:

€ millions	2007	2006
Software and software-related services	5,764	5,017
Professional services and other services	12,325	11,363
Research and development	12,437	11,333
Sales and marketing	7,938	6,900
General and administration	2,672	2,335
Infrastructure	1,166	1,105
SAP Group	42,302	38,053
Employees who are not currently operational, who work on a part-time basis while finishing a university degree, or who are temporary are excluded from the calculation of full-time equivalents. The number of such excluded employees was not material.
Government Grants
During the fiscal year 2007 we received €16 million (2006: €11 million) of government grants and similar assistance which we have offset against our related expenses. All conditions required to obtain these grants have either been met or are reasonably assured of being met. In addition we have received conditional promises of a further €45 million, which relate to research- and development-related expenses (€35 million), recruitment and training of personnel-related expenses (€1 million), and tax (€9 million), which have not been recorded as at December 31, 2007 because the conditions required to obtain them are not yet reasonably assured of being achieved.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements    095

(7) Other Operating Income/Expense, Net
Other operating income/expense for the years ending December 31 was as follows:

€ millions	2007	2006
Bad debt expense	0	0
Restructuring costs	– 2	– 3
Expenses to obtain rental income	0	0
Miscellaneous other operating expenses	0	0
Other operating expense	– 2	– 3
Bad debt income	3	43
Rental income	5	5
Receipt of insurance proceeds	3	2
Miscellaneous other operating income	7	7
Other operating income	18	57
	16	54
Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of software and support or cost of service sold. The amount of these provisions for specific customer risks charged to the respective functional cost category of software and support or cost of service approximated €9 million and €3 million during 2007 and 2006, respectively.
In 2006, we revised our estimate to the allowance for doubtful accounts as described in Note 3. The income from the reduction of bad debt allowance of €43 million is primarily a result of this change in estimate. The change in estimate increased our 2006 Operating profit by €45 million (1.8%), Profit after taxes by €28 million (1.5%), and basic and diluted earnings per share by €0.02 (1.5%).
For more detailed information about costs incurred in connection with exit activities, see Note 19(b).
(8) Other Non-Operating Income/Expense, Net
Other non-operating income/expense, net for the years ending December 31 was as follows:

€ millions	2007	2006
Foreign currency losses	– 379	– 255
Other non-operating expenses	– 16	– 19
Total other non-operating expenses	– 395	– 274
Foreign currency gains	385	251
Other non-operating income	12	12
Total other non-operating income	397	263
Total other non-operating income/expenses	2	– 11
**
096     IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

(9) Financial Income, Net
Financial income, net for the years ending December 31 was as follows:

€ millions	2007	2006
Interest and similar income	142	124
– thereof from Financial assets	142	124
Interest and similar expenses	– 7	– 4
– thereof from Financial liabilities	– 6	– 3

Income from securities, net	240	154
Expense from other financial assets and loans	– 244	– 157
Unrealized gains/losses on STAR hedge	0	7
Loss from other investments	– 6	– 1
Other financial income, net	– 10	3
Share of loss of associates accounted for
using the equity method	– 1	– 1
Financial income, net	124	122
Thereof:
Financial income (net) by financial instruments relating to categories in accordance with IAS 39
– Loans and receivables	2	2
– Available-for-sale financial assets	131	118
– Financial liabilities measured at amortised cost	– 7	– 4
We derive interest income primarily from Cash and cash equivalents, Investments, and Other financial assets.
In the table above, income from securities and expenses for loans and other financial assets both include €241 million in 2007 (€156 million in 2006) resulting from collateral held to secure capital investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. We decide on a case by case basis whether to require collateral for the financial investments. We did not obtain assets by taking possession of collateral held for security purposes in 2007 or 2006.
Information on gains and losses recognized directly in Other components of equity or in profit and loss for our financial assets is given in Note 12; for our financial liabilities in Note 18. See Note 25 regarding unrealized gains on STAR hedge.
(10) Income Taxes
Income tax expense for the years ending December 31 comprised the following components:

€ millions	2007	2006
Current taxes – Germany	498	426
Current taxes – Foreign	410	378
	908	804
Deferred taxes – Germany	36	– 15
Deferred taxes – Foreign	– 28	– 11
	8	– 26
Income tax expense	916	778
Current taxes include €36 million for prior years.
In 2007 and 2006, the German government enacted several new tax laws. In 2007, new tax laws included among others the 2008 Tax Act which has major effects on corporations. For us the most significant effect results from the reduction of the German corporate income tax rate from 25% to 15%, effective January 1, 2008. In 2007 this reduction of the German corporate income tax rate affected the calculation of deferred taxes, which are required to be calculated using the enacted respectively substantively enacted tax rate applicable to the year in which the deferred tax item is expected to be realized or settled.
The impact of all tax law changes enacted in 2007, and the new tax laws enacted in 2006, was not material to the Consolidated Financial Statements for the years ending December 31, 2007, and 2006.
Profit before income taxes consisted of the following:

€ millions	2007	2006
Germany	1,641	1,485
Foreign	1,183	1,129
	2,824	2,614
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements     097

The effective income tax rate for the years ending Decem-ber 31, 2007, and 2006, was 32.4% and 29.8%, respectively. The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 35.49% (2006: 35.66%) to the actual income tax expense. Our 2007 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.91% (2006: 21.85%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 12.38% (2006: 12.61%).

€ millions	2007	2006
Profit before income taxes	2,824	2,614
Expected income taxes 35.49% in 2007 (35.66% in 2006)	1,002	932
Foreign tax rate differential	– 44	– 24
Tax effect on non-deductible expenses	49	23
Prior year taxes	– 18	– 80
Tax effect on tax exempt income	– 77	– 72
Other	4	– 1
Actual income tax expense	916	778
Deferred income tax assets and liabilities before netting as at December 31, 2007 and 2006, are summarized (referring to the underlying items) as follows:

€ millions	2007	2006
Deferred tax assets
Intangible assets, net	58	14
Property, plant, and equipment, net	7	8
Financial assets	39	24
Receivables	76	12
Net operating loss carryforwards	10	0
Pension provisions	11	38
Share-based compensation	23	34
Other provisions	124	140
Deferred income	30	33
Other	30	5
Deferred tax assets	408	308

Deferred tax liabilities
Intangible assets, net	55	36
Property, plant, and equipment, net	31	24
Financial assets	54	21
Receivables	15	34
Pension provisions	61	16
Share-based compensation	2	9
Other provisions	5	6
Deferred income	3	5
Other	21	19
Deferred tax liabilities	247	170
Deferred tax assets, net	161	138
In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, we believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if our estimates of future taxable income during the carryforward period are reduced.
On December 31, 2007, certain of our foreign subsidiaries had net operating loss carryforwards amounting to €114 million (2006: €48 million). For net operating loss carryforwards of €87 million (2006: €20 million) we recorded deferred tax assets, as we believe that is it probable that these tax losses can be utilised against future taxable profit. Of the total amount, €73 million predominantly relates to state net operating loss carryforwards in
098     IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

the United States, of which €43 million expire during the years 2023 through 2027, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 15 years. Further €9 million relates to other net operating loss carryforwards that will expire if not used within one to seven years. Of this, €1 million will expire within one to two years and €8 million will expire within three to seven years. The remaining €32 million relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.
Deferred tax assets as at December 31, 2007, and 2006, have been reduced by a valuation allowance of €8 million and €10 million, respectively, to a net amount that we believe is probable to be realized.
We recognized deferred tax liabilities of €17 million (2006: €9 million) for income taxes on future dividend distributions from foreign subsidiaries, which is based on €1.34 billion (2006: €297 million) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. We have not recognized a deferred tax liability on approximately €2.25 billion (2006: €2.94 billion) for undistributed earnings of our foreign subsidiaries that arose in 2007 and prior years because we plan to permanently reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.
Total income taxes including the items charged or credited directly to related components of shareholder’s equity for the years ending December 31, 2007 and 2006, consist of the following:

€ millions	2007	2006
Income tax from continuing operations	916	778
Income tax recorded directly in additional paid-in capital related to share-based compensation	0	– 11
Income tax on income and expense recognized directly in Other components of equity	– 4	6
	912	773
For information about the income tax impact included in Other components of equity, see Note 20.
(11) Earnings per Share
Convertible bonds and stock options granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) and the SAP Stock Option Plan 2002 (“SAP SOP 2002”) because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represented 37.3 million SAP common shares in 2007 and 23.6 million SAP common shares in 2006. The number of outstanding stock options and convertible bonds is presented in Note 27.

€ millions	2007	2006
Profit attributable to equity holders of the parent	1,906	1,835
Weighted average shares – basic (number of shares in million)	1,207	1,226
Dilutive effect of stock options/ convertible bonds (number of shares in million)	3	5
Weighted average shares – diluted (number of shares in million)	1,210	1,231
Earnings per share – basic in €	1.58	1.50
Earnings per share – diluted in €	1.58	1.49
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements     099

C. Notes to the Consolidated Balance Sheets
(12) Cash and Cash Equivalents, Restricted Cash and Financial Assets
Cash and cash equivalents, Restricted cash and Financial assets as at December 31 consisted of the following:

	Cash and				Short-term		At equity
	cash equivalents		Restricted Cash		investments		investments		Other investments
€ millions	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Cash	546	478
Time deposits	376	1,598			35	19
Money market funds	686	204
Commercial paper	0	119
Restricted Cash			550	0
Fund securities (at fair value)					8	0			0	12
Auction rate securities					0	155
Variable rate demand notes					0	34
Other debt securities					449	268			100	448
Debt securities (at fair value)					449	457			100	448
Marketable equity securities (at fair value)					0	4			7	10
Equity securities at cost					6	3			63	55
Equity method securities							19	18
Total	1,608	2,399	550	0	498	483	19	18	170	525
Restricted Cash
Funds classified as Restricted cash served as collateral for the credit facility entered into in connection with the acquisition of Business Objects S.A. as described in Note 4 and 18. As at December 31, 2007, the lien secured all existing and futures claims with regard to the credit facilitated by Deutsche Bank AG and could have been utilized in case we would have not complied with one of the obligations in the credit agreement. The restriction on cash was abolished in February 2008.
Debt Securities and Marketable Equity Securities
Proceeds from sales of available-for-sale financial assets in 2007 were €45 million (2006: €199 million). Gross gains realized from sales of available-for-sale financial assets in 2007 were €2 million (2006: €0 million). Gross losses realized from sales of available-for-sale financial assets in 2007 were €1 million (2006: €2 million). Due to these sales of available-for-sale financial assets we recognized gains of €2 million (2006: €0 million) and losses of €1 million (2006: €2 million) which had previously been recognized in Other components of equity.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

None of our investments were past due as at December 31, 2007 and 2006, although some of our equity investments at cost were impaired as at those dates as discussed below.
Amounts pertaining to debt and marketable equity securities as at December 31 were as follows:

	Securities not in loss position		Securities in loss position		Total securities
		Unrealized		Unrealized		Unrealized gains/
€ millions	Fair value	gains	Fair value	losses	Fair value	losses (net)
2007
Marketable equity securities (available-for-sale)	7	2	0	0	7	2
Debt securities (available-for-sale)	172	0	377	2	549	- 2
Investment fund securities (available-for-sale)	8	0	0	0	8	0

2006
Marketable equity securities (available-for-sale)	11	6	3	0	14	6
Debt securities (available-for-sale)	227	1	678	2	905	- 1
Investment fund securities (available-for-sale)	0	0	12	0	12	0
For the marketable securities in a loss position, the fair values are categorized according to the duration of the loss position as follows:

	Marketable securities in loss position
	for less than 12 months		for more than 12 months
		Unrealized		Unrealized
€ millions	Fair value	losses	Fair value	losses
2007
Marketable equity securities (available-for-sale)	0	0	0	0
Debt securities (available-for-sale)	363	2	14	0
Investment fund securities (available-for-sale)	0	0	0	0

2006
Marketable equity securities (available-for-sale)	3	0	0	0
Debt securities (available-for-sale)	452	1	226	1
Investment fund securities (available-for-sale)	12	0	0	0
For the year ending December 31, 2007, we recorded impairment losses related to marketable equity securities of €1 million (2006: €0) and therefore removed unrealized losses recorded directly in Other components of equity up to that point of €1 million (2006: €0 million).
The marketable debt securities as at December 31, 2007, consisted of investment grade bonds. The decline in fair values of our marketable debt securities in 2007 resulted from changes in market interest rates and not from financial difficulty of the underlying debtor. We determine these fair value adjustments to be temporary given the short duration of the respective declines in value and our intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Equity Securities at Cost
The carrying value of all equity securities at cost was €69 million and €58 million as at December 31, 2007, and 2006, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily observable. In 2007, we sold two (2006: two) investments with a carrying value at the time of sale of €3 million (2006: €2 million) and realized gains of €0 million (2006: €0 million). As at December 31, 2007 we plan to dispose of two reported equity securities at cost.
During 2007 and 2006, we recorded €6 million and €1 million, respectively, in charges related to impairments of equity securities at cost.
At-Equity-Investments
For a detailed list of the associated companies please refer to Note 34.
The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies amounts to €11 million as at December 31, 2007 (2006: € 15 million) and is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Though we own less than 20% or more of the voting stock of the investee company, we account for our investments in “Procurement Negócios Electronicos S/A”, Rio de Janeiro, Brazil and “ArisGlobal Holdings, LLC”, Stamford, Connecticut, USA using the equity method, because we can exercise significant influ-ence over the operating and financial policies of these entities through holding seats on their boards.
We recorded no impairment losses or reversals thereof on equity method investments during 2007 and 2006. Therefore, no allocation to our reportable segments was necessary.
Our at-equity investment Procurement Negócios Electroni-cos S/A, Rio de Janeiro, Brazil with a carrying amount of €2 million was pledged in 2007 to serve as a guarantee for an ongoing lawsuit with the Brazilian tax authorities. In case of an unfavourable outcome of the lawsuit for SAP for which probability is considered remote, the Brazilian tax authorities are allowed to make use of the collateral.
Other Financial Assets
Our other financial assets as at December 31 consist of the following:

	2007			2006
€ millions	Current	Non-current	Total	Current	Non-current	Total
Fair value of STAR Hedges and other derivatives	146	1	147	117	87	204
Investments in insurance policies held for employee-financed pension plans and semiretirement	0	107	107	0	88	88
Prepaid pension	0	56	56	0	46	46
Loans to employees	9	43	52	8	43	51
Rent deposits	0	24	24	0	26	26
Other interest receivables	15	0	15	11	0	11
Other receivables	12	0	12	11	0	11
Loans to third parties	0	4	4	1	0	1
Miscellaneous other financial assets	0	1	1	0	0	0
Total Other financial assets	182	236	418	148	290	438
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Detailed information about our derivative financial instruments is presented in Note 25. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 19 (a). The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in employee-related obligations (see Note 19 (b)).
Loans granted to employees primarily consist of interest-free or below-market-rate building loans and amount to a nominal value of €63 million in 2007 and €62 million in 2006. The cumulative effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was €11 million in 2007 and €11 million in 2006. Amortization of employee loan discounts amounted to €3 million in 2007 and €3 million in 2006, respectively. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options or convertible bonds.
Loans to third parties are presented net of allowances for credit losses. Changes in the allowance for credit losses were as follows:

€ millions	2007	2006
Balance 1/1	1	16
Utilization	0	10
Addition	0	0
Release	1	5
Balance 12/31	0	1
We consider these Other financial assets to be individually impaired as soon as we receive information concerning debtor’s financial difficulties. As at December 31, 2007, there were no Other financial assets past due but not impaired. For general information on financial risk and the nature of risk, see Note 26.
(13) Accounts Receivable, Net
Accounts receivable, net includes costs and estimated earnings in excess of billings on uncompleted contracts of €162 million and €145 million as at December 31, 2007, and 2006, respectively.
The carrying amounts of our accounts receivable from customers as at December 31 are as follows:

€ millions	2007	2006
Gross carrying amount	2,957	2,505
Sales allowances charged to revenue	- 38	- 37
Allowance for doubtful accounts charged to expenses	- 21	- 25
Carrying amount, net	2,898	2,443
Changes in the allowance for doubtful accounts were as follows:

€ millions	2007	2006
Balance 1/1	25	73
Utilization	- 8	- 5
Addition	11	7
Release	- 5	- 48
Exchange rate effects and other changes	- 2	- 2
Balance 12/31	21	25
See Notes 3 and 7 regarding the change in estimate of our allowance for doubtful accounts. Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of Total revenues or Accounts receivable, net in 2007 or
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

2006. The following chart is an overview of the extent of credit risks included in our accounts receivable from customers:

€ millions	2007	2006
Accounts receivable, neither past due nor impaired	2,337	2,004
Accounts receivable, past due, impaired individually	33	35
Accounts receivable, past due, impaired on a portfolio basis	587	466

Accounts receivable, impaired on a portfolio basis, past due	587	466
less than 45 days	344	273
46 to 90 days	83	78
91 to 180 days	57	54
181 to 365 days	71	37
366 days and more	32	24
Before recognizing revenue we strictly assess the collectibility of all receivables at the outset of any arrangement as it is also specifically required under SOP 97-2, which we follow as authorized by IAS 8.10 to 8.11. Due to this approach and our short payment terms, we have no indication as at the reporting date with respect to Accounts receivable that are not past due, that any customer will not meet its obligations.
For accounts receivable past due, we determine the allowance for doubtful accounts using a two-step approach described in Note 3. We therefore consider accounts receivable of €33 million (2006: €35 million) as individually impaired mainly based on information on debtors financial di3culties and accounts receivable of €587 million (2006: €466 million) as collectively impaired based on the age of the receivables and our historical loss experience. Accounts receivable more than 730 days past due are charged with an allowance of 100%. For general information on financial risk and the nature of risk, see Note 26.
Since the gross amount of all accounts receivable with a term exceeding 12 months has not been material, we have not discounted long-term receivables to their present values since the effect of doing so would not be material.
Net Accounts receivable are classified into current and noncurrent based on due dates as at December 31 are as follows:

€ millions	2007	2006
Current	2,895	2,440
Noncurrent	3	3
	2,898	2,443
We do not sell portfolios of receivables to third parties or use receivables as collateral for borrowings.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(14) Other Assets

	2007			2006
€ millions	Current	Non-current	Total	Current	Non-current	Total
Other receivables	36	49	85	31	40	71
Other tax receivables	22	0	22	16	0	16
Advance payments	11	0	11	7	0	7
Inventories	5	0	5	4	0	4
Miscellaneous other assets	1	0	1	1	0	1
Total Other assets	75	49	124	59	40	99
Included in miscellaneous other assets are primarily salary advances and insurance claims for which the individually recognized amounts are not material.
(15) Assets and Liabilities Held for Sale
In November of 2007, the directors committed to a plan to sell the business of TomorrowNow, Inc., a wholly owned subsidiary of SAP America, Inc. (a wholly owned subsidiary of SAP AG) and to cease engaging in the business model of providing support services relating to third party software. Negotiations with several interested parties have subsequently taken place. The assets and liabilities of TomorrowNow, including assets and liabilities of Tomorrow-Now entities in Europe, Australia and Asia. which are expected to be sold within twelve months, have been classi-fied as a disposal group held for sale and are presented separately in the accompanying Consolidated Balance Sheet as at December 31, 2007.
TomorrowNow is a distinct asset group that has its separable cash flows and operations, which can be separated from the rest of SAP. The operations from this disposal group are included in the Product segment. The major classes of assets and liabilities of this disposal group clas-sified as held for sale are as follows:

€ millions	2007
Accounts receivable, net	2
Other assets	3
Current assets	5
Goodwill	7
Property, plant, and equipment, net	1
Other assets	1
Deferred tax assets	1
Noncurrent assets	10
Assets held for sale	15

Accounts payable	1
Other liabilities	3
Deferred income	5
Current liabilities	9
Liabilities held for sale	9
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(16) Goodwill/Intangible Assets

		Software and	Acquired
€ millions	Goodwill	database licenses	technology	Other intangibles	Total
Purchase cost 1/1/2007	1,091	202	215	38	1,546
Exchange rate differences	- 80	- 1	- 12	- 5	- 98
Additions from business combination	517	0	83	90	690
Other additions	0	65	0	0	65
Retirements/disposals	0	- 2	0	- 2	- 4
Reclassifications to Assets held for sale	- 7	0	0	0	- 7
12/31/2007	1,521	264	286	121	2,192

Accumulated amortization 1/1/2007	97	128	52	11	288
Exchange rate differences	- 2	- 1	- 1	0	- 4
Additions	0	26	45	10	81
Retirements/disposals	0	- 2	0	- 2	- 4
Reclassifications to Assets held for sale	0	0	0	0	0
12/31/2007	95	151	96	19	361
Carrying value 12/31/2007	1,426	113	190	102	1,831
Weighted average amortization period in years	N/A	3	5.2	7	5.3

Purchase cost 1/1/2006	740	160	194	25	1,119
Exchange rate differences	- 50	- 1	- 13	- 3	- 67
Additions from business combination	401	1	120	16	538
Other additions	0	52	0	0	52
Retirements/disposals	0	- 11	- 85	- 1	- 97
Reclassifications	0	1	0	0	1
12/31/2006	1,091	202	216	37	1,546

Accumulated amortization 1/1/2006	100	124	109	7	340
Exchange rate differences	- 3	- 1	- 8	- 1	- 13
Additions	0	16	36	6	58
Retirements/disposals	0	- 11	- 85	- 1	- 97
Reclassifications	0	0	0	0	0
12/31/2006	97	128	52	11	288
Carrying value 12/31/2006	994	74	164	26	1,258
The additions to Goodwill result from our 2007 acquisitions (€517 million). For more information about acquisitions, see Note 4.
All intangible assets except for goodwill have finite useful lives and are therefore subject to amortization. Intangible assets consist of three major asset classes: Software and database licenses, Acquired technology and Other intangibles.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Software and database licenses consist primarily of technology for internal use whereas Acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development which are amortized over their useful lives. The additions to Software and database licenses in 2007 were individually acquired from third parties, whereas the additions to Acquired technology and Other intangibles primarily result from our business combinations discussed in Note 4.
Other intangibles consist primarily of acquired trademark licenses and customer contracts.
The estimated aggregate amortization expense for our intangible assets as at December 31, 2007, for each of the five succeeding years ending December 31, is as follows:

€ millions
2008	96
2009	96
2010	71
2011	49
2012	36
thereafter	55
Amortization expenses of intangible assets are included based on usage in Cost of software and software-related services, Cost of professional services and other services, Research and development, Sales and marketing as well as General and administration.
For the purpose of impairment testing, goodwill is allocated to our reportable segments Product, Consulting and Training which represent the lowest level of cash generating units within the Group at which the goodwill is monitored for internal management purposes.
The carrying amount of goodwill by reportable segment as of December 31, 2007, and 2006, is as follows:

		Thereof		Thereof
€ millions		additions in		additions in
Segment	12/31/2007	2007	12/31/2006	2006
Product	977	427	624	343
Consulting	409	76	341	40
Training	40	14	29	18
Total	1,426	517	994	401
For more information about our segments, see Note 28.
The impairment test for all three cash-generating units is based on the value in use determined by discounting the future cash flow generated from the continuing use of the unit. We project cash flows based on actual operating results and our 3-year business plan. Cash flows for periods beyond our 3-year business plan are extrapolated using a constant growth rate between 1.7% and 4.0% (2006: 1.7% and 3.6%). The growth rate is based on the lower of the long-term average growth rate of the worldwide Gross Domestic Product and the average growth rate of the respective cash generating unit. These cash flow projections are discounted to present value by means of a pre-tax discount rate between 12.12% and 13.05% (2006: 10.77% and 11.65%). The discount rate is based on a weighted average cost of capital approach (WACC).
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(17) Property, Plant, and Equipment

	Land, leasehold
	improvements,
	and buildings,		Advance
	including	Other property,	payments and
	buildings on	plant, and	construction
€ millions	third-party land	equipment	in progress	Total
Purchase cost 1/1/2007	975	1,099	109	2,183
Exchange rate differences	- 22	- 15	- 2	- 39
Additions from business combination	1	3	0	4
Other additions	81	241	16	338
Retirements/disposals	- 10	- 120	0	- 130
Reclassifications to Assets held for sale	0	- 3	0	- 3
Reclassifications	83	8	- 91	0
12/31/2007	1,108	1,213	32	2,353

Accumulated depreciation 1/1/2007	296	681	0	977
Exchange rate differences	- 7	- 8	0	- 15
Additions	32	147	0	179
Retirements/disposals	- 10	- 92	0	- 102
Reclassifications to Assets held for sale	0	- 2	0	- 2
Reclassifications	0	0	0	0
12/31/2007	311	726	0	1,037
Carrying value 12/31/2007	797	487	32	1,316

Purchase cost 1/1/2006	955	1,046	43	2,044
Exchange rate differences	- 24	- 19	- 1	- 44
Additions from business combination	0	4	0	4
Other additions	33	187	92	312
Retirements/disposals	- 12	- 121	0	- 133
Reclassifications	23	2	- 25	0
12/31/2006	975	1,099	109	2,183

Accumulated depreciation 1/1/2006	287	662	0	949
Exchange rate differences	- 8	- 12	0	- 20
Additions	28	128	0	156
Retirements/disposals	- 11	- 97	0	- 108
Reclassifications	0	0	0	0
12/31/2006	296	681	0	977
Carrying value 12/31/2006	679	418	109	1,206
The additions and disposals in Other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.
Interest capitalized was not material to any period presented.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(18) Accounts Payable, Financial Liabilities and Other Liabilities
Accounts payable, Financial liabilities and Other liabilities classified based on due dates as at December 31 were as follows:

	Term				Term
	less than	between 1	more than	Balance	less than	between 1	more than	Balance
€ millions	1 year	and 5 years	5 years	12/31/2007	1 year	and 5 years	5 years	12/31/2006
Payable to suppliers	688	6	0	694	581	0	0	581
Advance payments received	27	4	0	31	29	34	0	63
Accounts payable	715	10	0	725	610	34	0	644
Bank loans and overdraft	25	2	0	27	24	0	2	26
Other financial liabilities	57	4	0	61	39	1	0	40
Financial liabilities	82	6	0	88	63	1	2	66
Other employee-related liabilities	1,060	6	49	1,115	948	0	51	999
Other taxes	262	0	0	262	220	0	0	220
Miscellaneous other liabilities	56	11	7	74	74	12	7	93
Other liabilities	1,378	17	56	1,451	1,242	12	58	1,312
	2,175	33	56	2,264	1,915	47	60	2,022
Liabilities are unsecured, except for the retention of title and similar rights customary in industry. Effective interest rates of bank loans were 8.03% in 2007 and 8.08% in 2006.
As at November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on the unused available credit. As at December 31, 2007 and 2006, there were no borrowings outstanding under the facility.
As at October 1, 2007, SAP AG entered into a €5 billion credit facility agreement (subsequently reduced to €4.45 billion as at December 31, 2007) with Deutsche Bank AG with a maturity until December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR plus a margin ranging from 0.25% to 0.30% depending on the amount drawn. We are also required to pay a commitment fee of 0.075% per annum on the unused available credit. As at December 31, 2007, there were no borrowings outstanding under the facility.
Within the acquisition process and with the finalization of the squeeze-out, the facility has been voluntarily cancelled to an amount of EUR 2.95 billion which corresponds to the drawdown on the facility as at February 18, 2008.
Additionally, as at December 31, 2007 and 2006, SAP AG had available lines of credit totaling €599 million and €599 million, respectively. As at December 31, 2007 and 2006, there were no borrowings outstanding under these lines of credit.
As at December 31, 2007 and 2006, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €44 million and €109 million, respectively. Total aggregate borrowings under these lines of credit, which are guaranteed by SAP AG, amounted to €27 million and €26 million as at December 31, 2007 and 2006, respectively.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(19) Provisions
Provisions based on due dates as at December 31 were as follows:

	2007			2006
€ millions	Current	Non-current	Total	Current	Non-current	Total
Pension plans and similar obligations (see Note 19a)	1	46	47	1	53	54
Other obligations (see Note 19b)	181	109	290	180	126	306
	182	155	337	181	179	360
a) Pension Plans and Similar Obligations
We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore we apply pension accounting for other post-employment benefits in the form of termination indemnity benefits if the plan is applicable to all employees independent of the reason for termination. These types of benefits are typically defined by law in certain foreign countries.
The accrued liabilities on the balance sheet for pensions and other similar post-employment obligations at Decem-ber 31 consisted of the following:

€ millions	2007	2006
Domestic benefit pension plans	2	6
Foreign benefit pension plans	32	33
Other post-employment benefit plans	13	15
Total defined benefit plans	47	54
SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan.
The Consolidated Balance Sheet includes the following significant components related to defined benefit pension plans based on the situation as at December 31, 2007, and 2006 respectively:

€ millions	2007	2006
Present value of funded benefit obligations	542	522
Present value of unfunded benefit obligations	32	30
Total present value of benefit obligations	574	552
Fair value of plan assets	583	544
Net amount recognized	9	- 8
Pension liability (un-/underfunded)	- 47	- 54
- thereof principal pension benefit liability	- 46	- 54
- thereof insignificant pension benefit liability	- 1	0
Prepaid pension asset (overfunded)	56	46
- thereof principal prepaid pension asset	55	46
- thereof insignificant prepaid pension asset	1	0
Defined Benefit Pension Plans and Similar Obligations
Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.
Furthermore, there is a domestic employee financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurance company. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.
Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and years of service.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Certain of our foreign subsidiaries are obligated to provide to their employees termination indemnity benefits independent of the reason for termination. We treat these plans as defined benefit plans if the substance of the post-employment plan is a pension type arrangement. Most of these arrangements provide the employee with a one-time pay based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary or involuntary).
The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2007	2006	2007	2006	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	261	225	275	262	16	15	552	502
Service cost	5	8	37	36	1	3	43	47
Interest cost	11	9	11	10	1	1	23	20
Employee contributions	35	39	3	3	0	0	38	42
Actuarial loss/gain	- 37	- 17	0	- 5	- 1	1	- 38	- 21
Benefits paid	- 2	- 2	- 13	- 9	- 3	- 3	- 18	- 14
Curtailments/settlements	0	0	- 5	0	0	0	- 5	0
Other changes	1	- 1	0	1	- 1	0	0	0
Foreign currency exchange rate changes	0	0	- 21	- 23	0	- 1	- 21	- 24
Benefit obligation at year end	274	261	287	275	13	16	574	552
- Thereof fully or partially funded plans	274	261	265	256	3	5	542	522
- Thereof unfunded plans	0	0	22	19	10	11	32	30

Change in plan assets
Fair value of plan assets at beginning of year	255	215	288	246	0	1	543	462
Expected return on plan assets	12	10	21	17	0	0	33	27
Employer contributions	2	3	52	41	1	1	55	45
Employee contributions	35	39	3	4	0	0	38	43
Benefits paid	- 2	- 2	- 12	- 7	- 1	- 1	- 15	- 10
Curtailments/settlements	0	0	- 4	0	0	0	- 4	0
Other changes	0	0	0	0	0	0	0	0
Actuarial loss/gain	- 30	- 10	- 10	10	0	0	- 40	0
Foreign currency exchange rate changes	0	0	- 27	- 23	0	0	- 27	- 23
Fair value of plan assets at year end	272	255	311	288	0	1	583	544

Funded status at year end	- 2	- 6	24	13	- 13	- 15	9	- 8

Amounts recognized in the Consolidated Balance Sheets:
Noncurrent pension assets	0	0	55	46	0	0	55	46
Accrued benefit liability (current)	0	0	- 1	- 1	0	0	- 1	- 1
Accrued benefit liability (noncurrent)	- 2	- 6	- 30	- 32	- 13	- 15	- 45	- 53
	- 2	- 6	24	13	- 13	- 15	9	- 8
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pen sion liabilities as well as other post-employment benefit obligations as at the respective measurement date:

					Other post-employment
	Domestic plans		Foreign plans		plans
%	2007	2006	2007	2006	2007	2006
Discount rate	5.5	4.5	5.0	4.4	5.6	5.1
Rate of compensation increase	2-5	2-5	5.0	4.6	4.5	5.3
The components of net periodic benefit cost of defined benefit plans for the years 2007 and 2006 were as follows:

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2007	2006	2007	2006	2007	2006	2007	2006
Service cost	5	8	37	36	1	3	43	47
Interest cost	11	9	11	10	1	1	23	20
Expected return on plan assets	- 12	- 10	- 21	- 17	0	0	- 33	- 27
Other	0	0	0	1	- 1	0	- 1	1
Net periodic benefit cost	4	7	27	30	1	4	32	41
We have recognized the following amounts of actuarial gains and losses for our defined benefit plans directly in Other components of equity:

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2007	2006	2007	2006	2007	2006	2007	2006
Beginning balance of actuarial gains and losses recognized directly in equity	- 9	0	- 10	0	- 1	0	- 20	0
Actuarial gains (-) and losses (+) recognized during the period	- 7	- 9	10	- 10	- 1	- 1	2	- 20
Ending balance of actuarial gains and losses recognized in equity	- 16	- 9	0	- 10	- 2	- 1	- 18	- 20
For the calculation of the net periodic benefit cost for the years 2007 and 2006, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2007 and 2006, the actuary has used the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans):

					Other post-employment
	Domestic plans		Foreign plans		plans
%	2007	2006	2007	2006	2007	2006
Discount rate	4.5	4.0	4.4	4.2	5.3	4.6
Expected return on plan assets	4.3	4.3	7.0	6.9	4.5	4.5
Rate of compensation increase	2-5	2-5	4.0	4.5	6.0	5.1
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Pension Assets
Our investment strategy in Germany is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.
The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight in the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation at December 31, 2007, and our target asset allocation are as follows:

			Foreign pension plans
	Target asset	Actual %	Target asset	Actual %
	allocation	of 2007	allocation	of 2006
%	2008	plan assets	2007	plan assets
Asset category
Equity	55	54	55	58
Fixed income	35	36	41	40
Real estate	3	1	3	1
Insurance policies	5	6	0	0
Other	2	3	1	1
Total	100	100	100	100
The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Expected Future Contributions and Benefits
Our expected contribution in 2008 is €2 million for domestic defined benefit plans and €2 million for foreign defined benefit plans, all of which is expected to be paid as cash contributions.
The estimated future pension benefits to be paid over the next 10 years by our domestic and foreign benefit plans for the years end December 31 are as follows:

			Other post-
			employment
	Domestic	Foreign	benefit
€ millions	plans	plans	plans	Total
2008	10	11	1	21
2009	5	12	1	17
2010	9	14	1	23
2011	10	16	1	26
2012	11	18	1	29
2013-2017	69	125	5	194
Contribution Plans
We also maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based on a percentage of the employees’ salary or the amount of contributions made by employees. The expenses associated with defined contribution plans were €91 million in 2007 and €90 million in 2006.
State Plans
In Germany as well as some other countries the legislator has established pension benefit arrangements that are operated by national or local government or a similar institution. In 2007 SAP paid €96 million into these plans (2006: € 90 million).
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

b)	Other Obligations
Other obligations developed in the reporting year as follows:
Other Obligations

	Balance					Currency		Balance
€ millions	1/1/2007	Addition	Acquisition	Utilization	Release	impact	Transfers	12/31/2007
Employee-related obligations
Obligations related to share-based compensation programs	134	98	0	- 79	- 51	- 3	0	99
Other employee-related obligations	112	91	0	- 44	- 40	- 1	0	118
Customer-related obligations	39	36	6	- 39	0	- 1	0	41
Restructuring obligations	8	2	0	- 2	- 1	0	0	7
Warranty obligations	3	3	0	- 3	0	0	0	3
Other obligations	10	23	0	- 7	- 3	- 1	0	22
Total other obligations	306	253	6	- 174	- 95	- 6	0	290
- Thereof current	180	111	6	- 79	- 21	- 3	- 13	181
- Thereof noncurrent	126	142	0	- 95	- 74	- 3	13	109
Obligations related to share-based compensation programs comprise the obligations for our cash-settled share-based compensation programs which are the STAR programs, the Incentive 2010 program and the SAP Stock Option Plan 2007 (“SAP SOP 2007”). For a detailed description of our share-based compensation programs see Note 27.
Other employee-related obligations primarily comprise provisions for time credits, severance payments, jubilee expenses, and semiretirement.
Warranty and service obligations represent estimated future warranty obligations and other minor routine items provided under our support contracts. We generally provide a six to twelve-month warranty on our software, clas-sified as current obligations. We determine the warranty accrual based on the historical average cost of fulfilling our obligations under these commitments.
Restructuring activities include contract termination and similar restructuring costs for unused lease space. Our provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit. Severance payments for restructuring relate to a termination benefit plan in conjunction with a one-time event. Restructuring costs are included in the Consolidated Statements of Income in the line item Other operating income/expense, net.
Other obligations relate mainly to renovation and asset retirement obligations. We record the present value of these obligations in the period in which the obligation is incurred.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(20) Shareholders’ Equity
Common Stock
As at December 31, 2007, the capital stock of SAP AG consisted of 1,246,258,408 (2006: 1,267,537,248) shares of no-par common stock (including treasury stock), with a calculated nominal value of €1 per share.
The number of common shares was decreased by 23,000,000 shares (corresponding to €23,000,000) in 2007 due to cancellation of shares in treasury stock, partially o3set by an increase of 1,721,160 (corresponding to €1,721,160) as a result of the exercise of awards granted under certain share-based payment plans. In 2006, the number of common shares increased by 950,652,936 (corresponding to €950,652,936) with the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds and by 426,491 shares (corresponding to €426,491) as a result of the exercise of awards granted under certain share-based payment plans.
Shareholdings in SAP AG as at December 31, 2007, were as follows:

	2007		2006
		Percent of		Percent of
	Number	common	Number	common
	of shares	stock	of shares	stock
	(000)%		(000)%
Hasso Plattner GmbH & Co. Beteiligungs-KG	113,719	9.1	113,719	9.0
Dietmar Hopp Stiftung GmbH	109,869	8.8	109,869	8.7
Klaus Tschira Stiftung gGmbH	78,474	6.3	67,472	5.3
Dr. h.c. Tschira Beteili- gungs GmbH & Co. KG	32,831	2.6	63,331	5.0
Hasso Plattner Förderstiftung gGmbH	15,245	1.2	16,062	1.2
DH-Besitzgesellschaft mbH & Co. KG1)	6,404	0.5	10,200	0.8
Dr. h.c. Tschira and wife	3,178	0.3	2,000	0.2
Treasury stock	48,065	3.9	49,251	3.9
Free float	838,473	67.3	835,633	65.9
	1,246,258	100.0	1,267,537	100.0

1)	DH-Besitzgesellschaft mbH & Co. KG is wholly owned by Dietmar Hopp.
Authorized Capital
The Articles of Incorporation authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Common stock:
▪	Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders.
▪	Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 (“Authorized Capital Ia”). The issuance is subject to the statutory subscription rights of existing shareholders.
▪	Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
▪	Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 (“Authorized Capital IIa”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
No authorization to increase Common stock was exercised in fiscal year 2007.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Contingent Capital
SAP AG’s capital stock is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 27) exercise their conversion or subscription rights. The following table provides a summary of the changes in contingent capital for 2007 and 2006:

Contingent
€ millions	capital
1/1/2006	53
Exercised	- 1
New authorized	100
Increase in consequence of capital increase	83
Reduction/cancellation	- 25
12/31/2006	210
Exercised	- 1
New authorized	0
Reduction/cancellation	0
12/31/2007	209
The increase in contingent capital by €83 million in 2006 reflects the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above which resulted in an increase of the contingent capital in the same proportion by operation of law.
Additional paid-in capital
Additional paid-in capital represents all capital contributed to SAP with the proceeds resulting from sale of common stock in excess of their calculated par value. Additional paid-in capital arises mainly from issuance of common stock, treasury stock transactions and share-based compensation transactions.
Retained Earnings
Retained earnings contain prior years’ undistributed Profit after taxes and adjustments resulting from the first time adoption of IFRS.
Treasury Stock
By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 10, 2007, the Executive Board of SAP AG was authorized to acquire, on or before Octo-ber 31, 2008, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s common stock. Although Treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.
As at December 31, 2007, we had acquired 48 million (2006: 49 million) of our own shares, representing €48 million (2006: €49 million) or 3.9% (2006: 3.9%) of capital stock. In 2007, 27 million (2006: 28 million) shares in aggregate were acquired under the buyback program at an average price of approximately €36.85 (2006: €40.97) per share, representing € 27 million (2006: €28 million) or 2.2% (2006: 2.2%) of Capital stock. We transferred 5 million shares to employees during the year (2006: 1 million shares) at an average price of €28.13 (2006: €29.83) per share. The remaining reduction in treasury stock was due to the cancellation of 23 million (corresponding to €23 million) shares in treasury stock in 2007.
The Company purchased no SAP American Depositary Receipts (“ADRs”) in 2007. (Each ADR represents one common share of SAP AG). The Company held no ADRs as at December 31, 2007, and 2006, respectively.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

Other Components of Equity
Other components of equity consisted of the following as at December 31:

						Currency
		Unrealized				effects from
	Currency	gains/losses		Gains/losses on		inter-company	Total Other
	trranslation	on marketable	Unrecognized	foreign currency	Gains/losses on	long-term	components
€ millions	adjustments	securities	pension costs	cash flow hedges	STAR hedge	investments	of equity
January 1, 2006	0	11	0	- 9	24	41	67
Current-period change,
net of tax	- 150	- 7	13	20	- 29	- 26	- 179
December 31, 2006	- 150	4	13	11	- 5	15	- 112
Current-period change,
net of tax	- 191	- 3	0	10	- 6	- 5	- 195
December 31, 2007	- 341	1	13	21	- 11	10	- 307
▪	Currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.
▪	Unrealized gains and losses on marketable securities represent the net cumulative change between fair value and cost of available-for-sale financial assets since the respective acquisition date.
▪	Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.
▪	Gains and losses on foreign currency cash flow hedges comprise the net change in fair value of foreign currency cash flow hedges related to hedged transactions that have not yet occurred.
▪	Gains and losses on STAR hedges comprise the net change in fair value of cash flow hedging instruments associated with the unrecognized potion of nonvested STARs (see Note 25).
▪	Currency effects from intercompany long-term investments relate to intercompany foreign currency transactions that are of long-term investments nature.
Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to shareholders is based on the earnings of SAP AG as reported in its statutory financial statements which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ending December 31, 2007, the Executive Board and the Supervisory Board of SAP AG propose a dividend in 2008 of €0.50 per share.
Dividend per share for 2006 and 2005 were €0.46 and €0.36, respectively and were paid in the succeeding year.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

D. Additional Information
(21) Supplemental Cash Flow Information
Interest paid in 2007 and 2006 amounted to €6 million and €4 million, respectively, and interest received in 2007 and 2006 amounted to €142 million and €124 million, respectively. Income taxes paid in 2007 and 2006, net of refunds, were €811 million and €866 million, respectively.
All of the items above are classified as cash flows from operating activities.
Our investing cash flows include high volumes from the purchase and sale of investments. The activities disclosed in these line items include the purchase and sale of marketable and other available-for-sale securities.
(22) Contingent Liabilities
In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. To date, we have not incurred any material loss as a result of such indemnification and have not recorded any material liabilities related to such obligations in the Consolidated Financial Statements.
We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in Other obligations (see Note 19 (b)).
For contingent liabilities related to litigations, see Note 24.
As at December 31, 2007 and 2006, no guarantees were provided for the performance or financial obligations of third parties.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(23) Other Financial Commitments
Other financial commitments amounted to €850 million and €849 million as at December 31, 2007, and 2006, respectively, and primarily comprise commitments under rental and operating leases of €649 million and €657 million as at December 31, 2007, and 2006, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. As at December 31, 2007, the future minimum sublease payments expected to be received was €16 million.
In addition, financial commitments exist in the form of purchase commitments totaling €97 million in 2007 (€74 million in 2006). These commitments relate primarily to construction on new and existing facilities, office equipment and car purchase commitments. The remaining commitments totalling €104 million in 2007 (€118 million in 2006) relate to various other third party agreements. Historically, the majority of such purchase commitments have been realized. For financial commitments related to our pension plans see Note 19 (a).
Commitments under operating leasing contracts and purchase obligations as at December 31, 2007, were as follows:

		Purchase
	Operating	commit-
€ millions	leases	ments
Due 2008	157	137
Due 2009	119	29
Due 2010	98	19
Due 2011	80	10
Due 2012	58	2
Due thereafter	137	4
Rent expense was €210 million and €182 million for the years 2007 and 2006, respectively.
The recognized assets and related liabilities of our finance lease contracts were not material in 2007 and 2006. Additionally, for our finance lease contracts no contingent rents were recognized as an expense and no sublease agreements existed.
(24) Litigation and Claims
Intellectual Property Litigation
In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (“i2”) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. The trial has been scheduled for November 2008.
In October 2006, U.S.-based Sky Technologies LLC (“Sky”) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in Janu-ary 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.
In January 2007, German-based CSB-Systems AG (“CSB”) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. In these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceedings against the patent and utility model, respectively. The infringement hearing has been re-scheduled for April 2009. Hearings for the nullity and cancellation proceedings have not yet been scheduled.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (“Oracle”) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been scheduled for February 2009. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and Tomorrow-Now; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
In April 2007, U.S.-based Disc Link Corporation (“Disc Link”) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. SAP and Disc Link have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (“Versata”) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has been scheduled for August 2009.
In June 2007, SAP initiated legal proceedings, in the form of a declaratory judgment action, against U.S.-based Emergis Technologies (“Emergis”) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid and unenforceable, and that SAP’s products and services do not infringe one or more of the claims of the patent held by Emergis. SAP and Emergis have resolved this dispute for an amount that is immaterial to SAP’s Consolidated Financial Statements.
In August 2007, U.S.-based elcommerce.com, Inc. (“elcommerce”) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.
In August 2007, SAP instituted legal proceedings in the United States against i2. SAP alleges that i2’s products infringe one or more of the claims in each of two patents held by SAP. In its complaint, SAP seeks unspecified monetary damages and permanent injunctive relief. i2 submitted its answer to the complaint in October 2007. In March 2008, SAP requested permission from the Court to amend its complaint and add a third patent to the proceedings. The trial has been scheduled for March 2009.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

In November 2007, U.S.-based Diagnostic Systems Corp. (“DSC”) instituted legal proceedings in the United States against SAP and several other defendants. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint, DSC seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.
We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavourable outcome.
Other Litigation
In October 2006, South African-based Systems Applications Consultants (PTY) Limited (“Securinfo”) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo sought damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. In May 2007, Securinfo has waived the action.
In January 2008, U.S.-based Acorn Systems, Inc. (“Acorn”) instituted legal proceedings in the United States against SAP AG and SAP Global Marketing, Inc. (“SAP”). Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least USD 116 million damages. In February 2008, SAP filed a response to the original complaint.
In March 2008, SAP instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets.
We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.
IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements

(25) Derivative Financial Instruments
In order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flow associated with Stock Appreciation Rights (STARs) granted to employees and risks resulting from potential future variability interest payments we enter into derivative financial instruments. The carrying amounts of our derivative financial instruments were as follows:

€ millions	2007	2006
Assets:
Derivatives without a hedging relationship (held for trading)	60	15
– thereof forward exchange contracts	59	15
– thereof interest rate swaps	1	0
Derivatives with a hedging relationship (hedge accounting)	87	189
– thereof forward exchange contracts	29	18
– thereof call options (STAR hedge)	58	171

Liabilities:
Derivatives without a hedging relationship (held for trading)	–30	–10
– thereof forward exchange contracts	–30	–10
Derivatives with a hedging relationship (hedge accounting)	–1	–2
– thereof forward exchange contracts	–1	–2
Foreign Exchange Forward Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions.
We manage our balance sheet exposure on a Group-wide basis using primarily foreign exchange forward contracts. The derivative financial instruments we use are not usually designated as accounting hedges.
We are also exposed to risk associated with anticipated intercompany cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries are generally required to pay SAP AG a royalty equivalent to a percentage of the software and support service fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiary’s local currency. This leads to a centralization of the foreign currency risk with SAP AG in Germany as the royalties are to be paid in the subsidiary’s local currency while the functional currency of SAP AG is the euro.
We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing inter-company receivables relating to the countries with signifi-cant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
We believe that the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets. We hold such instruments for purposes other than trading.
Foreign exchange derivatives are recorded at fair value in our Consolidated Balance Sheets. The fair value of foreign exchange derivatives is the value we would receive or have to pay if the derivatives were discontinued at the reporting date. It is calculated on the basis of the contracting parties’ relevant exchange rates, the relevant current exchange rates, and the respective interest rates. Gains or losses on derivatives designated and qualifying as cash flow hedges are recognized directly in Other components of equity net of tax and removed from equity to profit and loss when the underlying transaction is recorded.
122       IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

When intercompany accounts receivable resulting from software and support-related royalties are recorded, the applicable gain or loss on the respective derivative is reclassified to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/ expense, net until the position is closed or the derivative expires.
For the years ending December 31, 2007, and 2006, no gains or losses were reclassified from Other components of equity as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur. We did not record any ineffectiveness for these hedges for the fiscal years 2007 and 2006. It is estimated that €21 million of the net gains recognized directly in Other components of equity at December 31, 2007, will be reclassified into earnings during fiscal year 2008. All foreign exchange derivatives held as at December 31, 2007, have maturities of 15 month or less.
Foreign exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period, with gains and losses recognized in earnings.
STAR Hedges
We hedge certain anticipated cash flow exposures associated with unrecognized nonvested STARs (see Note 27) through the purchase of derivative instruments from independent financial institutions.
As at December 31, 2007, and 2006, the following derivative instruments were designated as hedges for the STAR 2006, and 2005 programs, respectively. The figures for STAR 2005 are adjusted for the effect of the issue of bonus shares at a 1-to-3 ratio to be comparable to these years’ figures:

		Hedge of
	12.0 million 2006 STARs
2007		Strike
Buy/sell	Options	price in€

Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2007:
€2 millions

		Hedge of
	15.2 million 2005 STARs
		Strike
Buy/sell	Options	price in€

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2007:
€ 56 millions

		Hedge of
	12.0 million 2006 STARs
2006		Strike
Buy/sell	Options	price in€

Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2006:
€ 21 millions

		Hedge of
	15.2 million 2005 STARs
		Strike
Buy/sell	Options	price in€

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2006:
€ 132 millions

		Hedge of
	12.0 million 2004 STARs
		Strike
Buy/sell	Options	price in€

Buy	12,000,000	33.59
Sell	6,000,000	46.09
Sell	3,000,000	58.59
Fair value as at December 31, 2006:
€ 18 millions
The terms of the derivative financial instruments are designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 27. The number of options expiring at each measurement date reflects the weighting factor of that date. The payment date of each option reflects the payout date of the STAR program that it hedges. Viewed together, we will receive from the financial institution 100% of the first €12.50 appreciation of the SAP AG stock price above the STAR strike price, 50% of the next €12.50 appreciation of the SAP AG stock price above the STAR strike price, and 25% of any additional appreciation of the SAP AG stock price above the STAR strike price. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as Other financial assets on our Consolidated Balance Sheets.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements       123

The change in fair value attributable to the nonvested portion is recorded directly in Other components of equity with the resulting deferred tax liability recorded separately. The amount recognized directly in Other components of equity is used to o3set compensation expense on the STAR recognized over the vesting period. The fair values of the derivative instruments related to the STAR program are based on market data reflecting current market expectations.
In 2007, a net result of €0 million (2006: net gain of €7 million) was recorded in Financial income, net. Compensation expense on STAR was increased by €31 million (2006: decrease of €44 million). The amounts directly recognized in Other components of equity decreased by €6 million (2006: €29 million), net of tax.
For the years ending December 31, 2007, and 2006, no gains or losses were reclassified from Other components of equity into profit and loss as a result of the discontinuance of STAR hedges because it was probable that the original forecasted transaction would not occur. We did not record any ineffectiveness for these hedges for the fiscal years 2007 and 2006. We estimate that €9 million of net losses included in Other components of equity at December 31, 2007, will be reclassified into earnings during the next year.
Derivative Interest Rate Contracts
In order to finance the acquisition of Business Objects S.A., SAP entered into a syndicated term loan facility. The interest payments related to this syndicated term loan facility are determined via the reference rate of EURIBOR. In order to hedge for the cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility SAP AG entered into several deal contingent interest rate payer swaps as well as deal contingent interest rate payer swaptions to partly hedge against the risk of an increase in the EURIBOR. The volume of these interest rate derivatives only covers a certain portion of the total volume of the syndicated term loan facility.
These interest rate derivatives were contingent with regard to the acquisition and would have been cancelled without further obligation of SAP AG if the acquisition of Business Objects S.A. was not completed.
Due to the uncertainty of the acquisition and the resulting loan the derivatives did not qualify for hedge accounting treatment. As such the deal contingent interest rate payer swaps as well as deal contingent interest rate payer swaptions were recorded at fair value and any further changes in fair values were charged to Finance income, net.
(26) Financial Risk Management
We are exposed to several financial risks. Our globally operating business and our investment and financing activities are affected by changes in currency exchange rates, interest rates, equity prices and the creditworthiness of our counterparties.
SAP manages and, if necessary, hedges against Group-wide credit, liquidity, interest, equity price and foreign exchange risks. Financial risk management is done centrally. It is regulated by internal guidelines and undergoes continuous internal risk analysis.
Foreign Exchange Risk
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions as described in Note 25.
We regularly quantify the risk positions from the exchange rates of key currencies mentioned in Note 3 and Note 25, using the value-at-risk concept. Value-at-risk represents an expected loss calculated by computing the exposures of relevant unhedged foreign exchange positions to foreign exchange risk factors. We calculate the expected loss of income from foreign currency influences for an assumed holding period of 10 days and a confidence level of 99%.
124      IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

The following table shows the value-at-risk calculated on the basis of unhedged foreign currency denominated balance sheet positions and forecasted inter-company license payments at the end of the fiscal year and the yearly averages for fiscal years 2007 and 2006. The yearly averages are calculated using the figures at the end of each quarter.

		2007		2006
	December	Yearly	December	Yearly
€ millions	31	average	31	average

Value-at-risk	12	14	4	9
Interest Rate Risk
Due to the short maturities of our investments and the very low amounts of our financial liabilities we did not have any significant interest rate risk related to financial assets or financial liabilities (see Notes 12 and 18). The average remaining maturity of our debt securities classified as non-current is approximately 1.5 years.
Due to the acquisition of Business Objects S.A. we will be exposed to cash flow risks resulting from the variability in future interest payments related to the syndicated term loan facility. Please see Note 25 for a description of our related hedging activities.
Equity Price Risk
Our investments consist of listed and non-listed securities held for purposes other than trading. Our equity investments in listed securities are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. A 20% decline in equity prices as at December 31, 2007 would reduce the value of our investments in marketable securities by €1 million (2006: €3 million).
The equity investments in non-listed securities are monitored individually. Those securities are recognized at cost, because market values are generally not observable. They are subject to an annual impairment test.
Credit Risk
We are exposed to credit-related losses through our operating and certain financing activities in the event of nonper-formance by counterparties to financial instruments. We manage this counterparty risk through diversification of counterparties and the implementation of counterparty limits which are mainly based on a counterparty’s external rating.
We conduct all of our business with major financial institutions. This approach is assured by detailed guidelines for the management of financial risks. We do not have significant exposure to any individual counterparty.
The credit risk of our operating business is managed separately, mainly based on external rating and our historical experience with respective customers. Outstanding debts are continuously monitored locally. Credit risks are taken into account through individual and collective impairments. In terms of the overall credit risk exposure from operations, the receivables from single customers are limited due to our large customer base and its distribution across many different industries and countries worldwide.
The maximum exposure to credit risk is limited to the carrying amounts of the financial assets. No significant agreements reducing the maximum exposure to credit risk had been concluded as at the reporting date.
Liquidity Risk
Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. The Group-wide liquidity of SAP is generally managed by our corporate treasury department. Apart from effective working capital and cash management, SAP reduces its liquidity risk by having arranged an adequate volume of available credit facilities with various financial institutions.
SAP AG has a €1 billion syndicated credit facility with an international group of banks. We did not draw on the facility during the year and have no current plans to do so. In addition, SAP AG had bilateral lines of credit in an amount of €599 million and €599 million at the end of 2007 and 2006, respectively. Several subsidiaries in the SAP Group also have credit lines in their local currency, which are guaranteed by SAP AG. We drew on these lines of credit only to a very small extent.
On October 1, 2007, SAP AG entered into a credit facility agreement with Deutsche Bank AG with a maturity date of December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. and amounted to €4.45 billion as at December 31, 2007. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants (see Note 18 for further details).
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements       125

Fair Value of Financial Instruments
We utilize various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of our financial instruments were as follows:

		2007		2006
€ millions	Carrying value	Fair value	Carrying value	Fair value

Assets:
Financial assets within the scope of IFRS 7
Available-for-sale financial assets
Financial assets	633	633	989	989
Loans & receivables
Cash and cash equivalents (including Restricted cash)	2,158	2,158	2,399	2,399
Time deposits	35	35	19	19
Accounts receivable, net	2,898	2,898	2,443	2,443
Loans to employees	52	52	51	51
Other interest receivables	15	15	11	11
Other receivables	12	12	11	11
Rent deposits	24	24	26	26
Loans to third parties	4	4	1	1
Miscellaneous other financial assets	1	1	0	0
Derivatives
Forward exchange contracts	88	88	33	33
Call options (STAR hedge)	58	58	171	171
Interest rate swaps	1	1	0	0
Financial assets out of the scope of IFRS 7
Investments in insurance policies held for employee-financed pension plans and semiretirement	107	107	88	88
Prepaid pension	56	56	46	46

Liabilities:
Financial liabilities within the scope of IFRS 7
Liabilities at amortised cost
Accounts payable	–694	–694	–581	–581
Bank loans and overdrafts	–27	–27	–26	–26
Other financial liabilities	–30	–30	–28	–28
Derivatives

Forward exchange contracts	–31	–31	–12	–12
Financial assets and liabilities within the scope of IFRS 7 aggregated by categories in accordance with IAS 39
Loans and receivables	5,199	5,199	4,961	4,961
Available-for-sale financial assets	633	633	989	989
Financial assets held for trading	60	60	15	15
Financial liabilities held for trading	–30	–30	–10	–10
Financial liabilities at amortised cost	–751	–751	–635	–635
126       IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

In the table above, the €86 million (2006: €187 million) difference between the sum of the carrying values/fair values of the individual positions and the categories aggregated in accordance with IAS 39 relates to derivatives within a hedging relationship as described in Note 25, which are considered financial instruments but do not fall into any of the IAS 39 categories.
All financial instruments presented in the table above are described in detail in Note 12, 13, and 18. The market values of these financial instruments are determined as follows:
▪	Cash and cash equivalents, Restricted cash, time deposits, Accounts receivable, other receivables, rent deposits, miscellaneous other financial assets: The fair values of these assets approximate their carrying values. There are no indicators that the fair value might differ from the carrying amount. In case of bad debts the carrying amount is reduced by allowances.
▪	Financial assets: The fair values of marketable securities are based on available quoted market prices.
▪	Loans to employees and to third parties, other interest receivables, Accounts payable, bank loans and overdrafts, other financial liabilities: The fair values approximate their carrying values. Non-interest-bearing or below market-rate loans to third parties or employees are discounted to their present value using the prevailing interest rate the respective borrower would have to pay to a bank for a similar loan.
▪	Derivative financial instruments: The fair value of forward foreign exchange contracts is based on forward exchange rates. The fair value of the derivatives entered into to hedge our STAR programs and the fair values of our deal contingent derivative interest rate contracts is based on market data that reflect current market expectations.
The fair values of Financial assets and securities and of derivative financial instruments are generally determined for each type of asset on an individual basis.
(27) Share-Based Payment Plans
Total compensation expense recorded in connection with share-based payment plans for the year 2007 amounted to €106 million (2006: €129 million), thereof total expense in connection with equity-settled share-based payment plans €26 million (2006: €66 million). The total income tax benefit recognized in the income statement for share-based payment plans was €32 million in 2007 (2006: €13 million). We did not capitalize any share-based payment costs as inventory or fixed assets.
a) Employee Discounted Stock Purchase Programs
The Company acquires SAP AG common shares for various employee stock purchase plans and transfers the shares to employees. We record the discounts provided to employees through such plans as compensation expense. Generally the discounts provided to employees do not exceed 15%.
b) Cash-Settled Share-Based Payment Plans
     b.1) Stock Appreciation Rights (STAR) Plans

In March 2007, we granted approximately 18.7 million stock appreciation rights (“2007 STARs”) to selected employees who were not beneficiaries of SOP 2007 Plan. In March 2006, we granted approximately 14.1 million STARs (“2006 STARs”). The 2007 and 2006 STAR grant-base values of €35.71 and €42.12, respectively, are based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The number of STARs granted in 2006 and the corresponding grant-date fair values shown above are adjusted figures as if the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds in 2006 were effective when such STARs were granted. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting Factor for Valuation Calculation of STAR Awards, quarter ended
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

5%	5%	10%	20%	10%	10%	10%	30%
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements       127

The valuations for quarter ending December 31, are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of Common stock, as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.
The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first €12.50 value appreciation for such quarter; (ii) 50% of the next €12.50 value appreciation; and (iii) 25% of any additional value appreciation. Beneficiaries will receive payments with respect to the 2007 STARs as follows: 50% each on both March 31, 2009, and January 31, 2010. Under the terms of the 2006 STAR program, beneficiaries were scheduled to receive an initial payment of 50% on March 31, 2008, and a second installment on January 31, 2009. Beneficiaries will receive STAR payments provided that they are still employees of the Company on the payment dates, subject to certain exceptions.
As our STAR plans are settled in cash rather than by issuing equity instruments, a liability is recorded for such plans, based on the current fair value of the STAR awards at the reporting date. The fair value of the STAR awards 2007 is estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at De-cember, 31, was calculated on the basis of the following assumptions:

3.99% to 4.16%
(depending on
Risk-free interest rate	maturity)
Expected volatility	27.3%
Expected dividend ratio	1.37%
The fair value of the STAR 2006 and STAR 2005 awards was based on market data reflecting current market expectations. The fair value of the STAR awards is the same as the fair value of the derivatives that are entered into to hedge the compensation expense for the STAR 2006 awards because the terms of the STAR awards and the derivatives are the same. Compensation expense including the effects of the changes in the fair value of the STAR awards is accrued over the period in which the employee performs the related service (“vesting period”).
As at December 31, 2007, a STAR provision in the amount of €74 million (2006: €132 million) was included in provisions in the Consolidated Balance Sheets. The related STAR expense was affected by the effects of the STAR hedge as described in Note 25 and therefore totalled €54 million (2006: €58 million). The STAR provision as at December 31, 2007, and the related STAR expenses recorded during 2007, result from awards granted under the 2007, 2006, and 2005 STAR programs.
In 2007, we paid our employees €61 million related to STAR 2005 and €18 million related to STAR 2004.
The amount of unrecognized compensation expense related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share which we cannot reasonably predict. The final payout amount will be recognized over a remaining period from December 31, 2007 of 2.1 years for STAR 2007, 1.1 years for STAR 2006, and 0.1 years for STAR 2005.
In January 2007, we granted approximately 0.1 million stock appreciation rights to selected employees of a subsidiary under a program with general terms that are closely related to those of STAR 2006 (“2006 Subsidiary STARs”). The program has only an immaterial effect on our balance sheet and income statement. The related STAR provision of this program as at December 31, 2007, totaled €0 million.
     b.2) Incentive Plan 2010
In January 2007, the Company granted 0.7 million stock appreciation rights (“rights”) to the top executives under the Incentive Plan 2010. The plan provides for a maximum payout of €144.60 per right, provided that the market capitalization of SAP AG doubles by December 31, 2010. The rights issued to the beneficiaries in this plan will automatically be exercised if the conditions for exercise are met. The base value of the rights is the base market capitalization figure of €44,794,067,259, calculated as €144.60 (average Xetra closing price of SAP AG stock share in the period July 1 through December 31, 2005,
128      IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

prior to the capital increase implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares prior to the capital increase implemented on December 21, 2006).
For the Incentive Plan 2010, the relevant actual market capitalization is calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through December 31 of each year) by the average number of SAP AG shares outstanding minus the average number of treasury shares in the measurement period of that year. The relevant actual market capitalization is calculated annually in the first month after the end of each measurement period, beginning in 2006 and ending in 2010.
The rights will only be exercisable if SAP’s common share outperforms the GSTI Software Index during the period between the issue of the rights and December 31, 2010, or December 31 of the year with the last measurement period if the rights are exercised before that date. Further, to be exercisable from 2006 through 2009, the actual market capitalization must not be less than 200% of the base value.
The rights are not exercisable if exercise would result in a windfall profit. The decision whether the exercise results in a windfall profit will be made by the Supervisory Board’s compensation committee at its sole discretion.
If the relevant actual market capitalization is 200% (or more) of the base value, the payout value per right will be €144.60. If the increase between the base value and the relevant actual market capitalization is less, the payout per award will be based on the following scale:

	Calculation	Incremental
	of payout	maximum	Incremental
Increase in market	per % point	payout as % of	maximum
capitalization	increase	grant value	payout per right

%		%	€
0 to 50	0.00	0	0.00
> 50 to 80	0.67	20	28.92
> 80 to 90	3.00	30	43.38
> 90 to 99.99	5.00	50	72.30
Total		100	144.60
If the plan pays out, beneficiaries will receive the payments 12 months after the compensation committee has determined the exercise value.
The Incentive Plan 2010 is settled in cash rather than by issuing equity instruments, so a liability is recorded for the rights granted reflecting their fair value of the rights at the reporting date. Compensation expense — including effects of the changes in the fair value of the rights — is accrued over the period the beneficiaries are expected to perform the related service (“vesting period”).
The fair value of the rights is estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at December, 31, was calculated using the following assumptions:

3.99% to 4.36%
(depending on
Risk-free interest rate	maturity)
Expected volatility	29.6%
Expected dividend ratio	1.37%
As at December 31, 2007, the provision for rights granted under the Incentive Plan 2010 amounted to €3 million (2006: €2 million).
The amount of unrecognized compensation expense related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common shares and certain other factors that we cannot influence or reasonably predict.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements       129

     b.3) Virtual Stock Option Plan 2007
In March 2007, the Company granted 7.0 million stock appreciation rights (virtual stock options “SOP 2007”) under its Stock Option Plan 2007 (“SOP 2007”). The plan provides for cash settlement only and is available to members of the SAP AG Executive Board, members of subsidiaries’ executive boards, and eligible executives and other top performers of SAP AG and its subsidiaries. The program replaced SAP SOP 2002, described below. The awards under the SAP SOP 2007 Plan have a grant-base value of €35.71, which is based on the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year.
Under the SOP 2007 Plan, beneficiaries receive stock appreciation rights (“Virtual Stock Options” or “rights”) based on the SAP share price, which gives them the right to a certain amount of money by exercise under the terms and conditions of this plan.
Rights granted under this plan may be exercised after a vesting period of two years starting on the grant date. The term of the Virtual Stock Options is five years. The rights will expire five years after the grant date if not exercised by the holder before that date.
The exercise price is 110% of the base value. Thus, virtual stock options can only be exercised if the share price at exercise exceeds the grant price by at least 10%. Monetary benefits will be capped at a share price of 200% of the exercise price.
As SOP 2007 is settled in cash rather than by issuing equity instruments a liability is recorded on the basis of the current fair value of the outstanding virtual stock options 2007 at the reporting date. The fair value of the rights is estimated using a binomial valuation method. Expected volatilities are based on implied volatilities from traded options on our stock with corresponding lifetime and exercise price.
The fair values as at December, 31, were calculated using the following assumptions:

Expected life	5 years
Risk-free interest rate	3.99% to 4.36%
(depending on
maturity)
Expected volatility	31.20%
Expected dividend ratio	1.37%
As at December 31, 2007, the provision for rights granted under the SAP SOP 2007 Plan amounted to €21 million.
The amount of unrecognized compensation expense related to nonvested rights granted under SOP 2007 Plan depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share and certain other factors that we cannot influence or reasonably predict.
c) Equity-Settled Share-Based Payment Plans
     c.1) Stock Option Plan 2002
At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002 Plan, which provides for the issuance of stock options to members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries. The SAP SOP 2002 Plan was designed to replace the LTI 2000 Plan, described below. Under SAP SOP 2002 Plan, the Executive Board was authorized to issue, on or before April 30, 2007, up to 19.0 million stock options. In 2007, the SAP SOP 2002 has been replaced by the SOP 2007. The last stock options under the SAP SOP 2002 Plan were granted in 2006.
Each stock option granted under SAP SOP 2002 entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the stock in the Xetra trading system. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The
130      IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

term of the stock options is five years. Subscription rights cannot be exercised until the vesting period of two years has elapsed.
For options granted to members of the Executive Board during and after February 2004, the SAP SOP 2002 Plan terms cap the subscription rights if the Supervisory Board determines that an option holder would make a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG has undertaken to reimburse to the option holders any expenses they may incur through fees, taxes, or deductions related to the cap. The cap will only be imposed if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.
The fair value of the options granted under SAP SOP 2002 Plan was estimated as at the date of grant using a Black-Scholes-Merton option-pricing model. For options granted in 2006 and 2005, the expected life of the option was determined to be 3.5 years. Expected volatilities are based on implied volatilities from traded options on our common share for options granted in 2006 and 2005 and based on historical data for options granted from 2002 to 2004.
The fair values of the Company’s share-based awards granted under SAP SOP 2002 Plan were calculated using the following assumptions and plan terms:

2006

Expected life	3.5 years
Risk-free interest rate	3.10%
Expected volatility	24.00%
Expected dividend ratio	0.87%
During fiscal year 2007, the following activity occurred under SAP SOP 2002:

			Weighted
	Number of	Weighted	average
	options	average exercise	remaining	Aggregate
	outstanding	price per option	contractual term	intrinsic value
	(000)	€	years	millions

12/31/2006	7,446	142.57	2.8	182
Granted	—	—	—	—
Exercised	1,451	110.87	—	—
Forfeited or expired	182	172.51	—	—
12/31/2007	5,813	149.54	2.0	41
Fully vested options as at 12/31/2007	4,160	135.08	1.5	41
The weighted-average grant-date fair value of share options granted in 2006 was €26.47. The total intrinsic value of options exercised during the years ending December 31, 2007 and 2006, was €59 and €46 million, respectively. The weighted average share price of SAP common shares at the dates of exercise during the years 2007 and 2006 was €37.87 and €41.56, respectively.
IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements       131

A summary of the status of our nonvested options as at December 31, 2007, and changes during the year ending December 31, 2007, is presented below:

		Weighted
		average
	Number	grant-date
	of options	fair value
	(000)	€

Nonvested as at 1/1/2006	4,846	29.81
Granted	1,842	26.47
Vested	–2,000	43.61
Forfeited	–147	23.21
Nonvested as at 12/31/2006	4,541	22.59
Granted	—	—
Vested	–2,756	20.08
Forfeited	–132	26.26
Nonvested as at 12/31/2007	1,653	26.47
The following table summarizes information about stock options outstanding as at December 31, 2007:

			Outstanding		Exercisable
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of exercise prices	stock options	contractual life	exercise price	stock options	exercise price
	€(000)	years		€(000)	€

90.37–99.13	462,770	0.16	90.37	462,770	90.37
134.30–149.99	3,697,341	1.71	140.68	3,697,341	140.68
185.93	1,653,018	3.10	185.93	—	—
90.37–185.93	5,813,129	1.98	149.54	4,160,111	135.08
In 2007 and 2006 we recorded compensation expenses for SAP SOP 2002 in the amount of €26 million and €55 million, respectively.
As at December 31, 2007, there was €4 million of total unrecognized cost related to nonvested options granted under SAP SOP 2002. That cost is expected to be recognized over a period of 0.1 year.
     c.2) Long Term Incentive 2000 Plan
On January 18, 2000, SAP AG’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a share-based payment program providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value is convertible into four common shares over a maximum of 10 years subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may
132      IFRS Financial Reports 2007 – SAP Group – Consolidated Financial Statements

be exercised in exchange for four common shares over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based on the outperformance of the common share price appreciation versus the appreciation of the GSTI Software Index from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disquali-fied and cannot be reissued.
In total, 12.3 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.
A summary of the LTI 2000 Plan activity for both, stock options and convertible bonds is as follows:

	Number of	Weighted average	Weighted average
	options	exercise price	remaining	Aggregate
	outstanding	per option	contractual term	intrinisic value
	(000)	€	years	millions

Stock options
12/31/2006	1,010	106.15	4.7	55
Granted	—	—	—	—
Exercised	–119	112.33	—	—
Forfeited	–13	111.14	—	—
12/31/2007	879	109.92	3.6	28
Convertible bonds
12/31/2006	6,411	202.20	4.2	22
Granted	—	—	—	—
Exercised	–68	150.98	—	—
Forfeited	–194	207.12	—	—
12/31/2007	6,149	202.61	3.2	0
All convertible bonds and stock options outstanding as at December, 31, 2007 are exercisable.
IFRS Financial Reports 2007 – SAP Group — Consolidated Financial Statements       133

The following tables summarize information about stock options and convertible bonds outstanding as at December 31, 2007:

	Outstanding stock options			Exercisable stock options
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of exercise prices	stock options	contractual life	exercise price	stock options	exercise price
	€(000)	years		€(000)	€

59.75—67.04	0	—	—	0	—
75.45—80.36	111	2.14	80.28	111	2.14
97.65	213	3.14	97.65	213	3.14
109.00	5	3.56	109.00	5	3.56
120.64	550	4.14	120.64	550	4.14
75.45—102.64	879	3.64	34.41	879	3.64

		Outstanding convertible bonds		Exercisable convertible bonds
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of exercise prices	bonds	contractual life	exercise price	bonds	exercise price
	€(000)	years		(000)	€

131.81—159.99	2,164	4.13	151.60	2,164	151.60
183.67—191.25	2,420	3.14	191.23	2,420	191.23
234.79—247.00	18	2.69	242.09	18	242.09
290.32	1,513	2.14	290.32	1,513	290.32
334.67	34	2.18	334.67	34	334.67
131.81—334.67	6,149	3.23	202.61	6,149	202.61
The weighted average share price of SAP AG common shares on the LTI 2000 Plan stock option exercise dates in 2007 and 2006 was €37.97 and €41.54, respectively. The weighted average price of SAP AG common shares on the LTI 2000 Plan convertible bond exercise dates in 2007 and 2006 was €39.14 and €42.27, respectively.
Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expenses in 2007. In 2006, we recorded compensation expenses for the LTI 2000 Plan in the amount of €11 million.
The total intrinsic value of stock options exercised during the years ending December 31, 2007, and 2006, was €5 million and €27 million, respectively. The total intrinsic value of convertible bonds exercised during the years ending December 31, 2007, and 2006, was €0 million and €6 million, respectively.
(28) Segment and Geographic Information
Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business or by geography. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as a chief operating decision maker (CODM), evaluates business activities in a number of different ways. While neither the line of business structure nor the geographic structure is identified as primary, we have determined that our lines of business constitute operating segments. We have three reportable operating segments which are organized based on products and services: Product, Consulting, and Training.
134    IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

The Product segment is primarily engaged in marketing and licensing our software products, performing software development services for customers, and providing support services for our software products. The Consulting segment performs various professional services, mainly implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners.
The accounting policies applied for segment reporting purposes are based on U.S. GAAP and may differ from those described in Note 3 which are based on IFRS. Significant differences in the accounting policies are discussed in Note 1. In addition, differences in foreign currency translations result in minor deviations between the amounts reported internally for management purposes and the amounts reported in the Consolidated Financial Statements.
Our management reporting system reports our inter-segment transfers as cost reduction and does not track them as internal revenues. Inter-segment transfers mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment transfers are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
IFRS 8 Operating Segments, applies to annual financial statements for periods beginning on or after January 1, 2009. We adopted IFRS 8 early for our fiscal year 2007, as permitted by that standard.
Segment revenue and results as well as other relevant segment information are presented below:

€ millions	Product	Consulting	Training	Total

2007
External revenue from reportable segments	7,369	2,369	493	10,231
Other				25
Total consolidated revenues				10,256
Segment result	4,300	631	209	5,140
Unallocated corporate revenue and expenses				- 2,442
Operating profit				2,698
Other non-operating income/expense, net				2
Financial income, net				124
Profit before income taxes				2,824
Other information
Depreciation and amortization	- 98	- 33	- 4

2006
External revenue from reportable segments	6,643	2,300	440	9,383
Other				19
Total consolidated revenues				9,402
Segment result	4,034	596	167	4,797
Unallocated corporate revenue and expenses				- 2,294
Operating profit				2,503
Other non-operating income/expense, net				- 11
Financial income, net				122
Profit before income taxes				2,614
Other information
Depreciation and amortization	- 86	- 24	- 7
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements   135

Revenues

Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software-related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Statements of Income. The differences in revenue amounts between the three reportable segments and the corresponding captions in the Consolidated Statements of Income are due to the fact that for internal reporting purposes, revenue is generally allocated to the segment that is responsible for the related transaction regardless of revenue classification. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue.
External revenue — Other (2007: €25 million, 2006: €19 million) mainly represents revenue incidental to our main business activities which is generated from services provided outside the reportable segments, and minor currency translation differences.
Segment Result

Segment result reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of product, costs of services, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our internal management reporting measures the segment performance without taking development expense into account. In addition, for management purposes, share-based compensation expense is not included in the segment result.
Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment and the depreciation and amortization portion of the facility and IT-related expenses allocated to each segment based on headcount, facility space, and other measures.
A one-time effect of a change in estimate on allowance for doubtful accounts in 2006 was allocated to the Product segment, the Consulting segment, and the Training segment in the amounts of €30 million, €13 million, and €2 million, respectively.
The following table presents a detail of unallocated corporate revenue and expenses:

€ millions	2007	2006

Unallocated corporate revenue and expenses
External revenue from services provided outside of the reportable segments	- 11	- 10
Development expense — Management view	1,769	1,642
Administration and other corporate expenses — Management view	555	488
Share-based compensation expenses	95	99
IFRS reconciliation differences	34	75

	2,442	2,294
Development expense and administration expense above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Statements of Income. The differences are mainly due to the fact that the management view focuses on organizational structures and cost centers rather than cost classification to functional areas.
Segment Assets

Segment asset information is not provided to the CODM. Goodwill by reportable segment is disclosed in Note 16.
Geographic Information

The following tables present external revenue by location of customers and by location of companies, which reflects the location of our subsidiary responsible for the sale, and information about certain long-lived assets detailed by geographic region.
136   IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

	Revenue by location of customers		Revenue by location of SAP entities
€ millions	2007	2006	2007	2006

Germany	2,005	1,908	2,146	2,030
Rest of EMEA1)	3,387	2,994	3,328	2,960

Total EMEA	5,392	4,902	5,474	4,990
United States	2,717	2,617	2,702	2,597
Rest of Americas	872	776	865	753

Total Americas	3,589	3,393	3,567	3,350
Japan	447	431	443	429
Rest of Asia Pacific Japan	828	676	772	633

Total Asia Pacific Japan	1,275	1,107	1,215	1,062

	10,256	9,402	10,256	9,402

1)	Europe, Middle East, Africa,

	Software and software-related		Software and software-related
	service revenue		service revenue
	by location of customers		by location of SAP entities
€ millions	2007	2006	2007	2006

Germany	1,433	1,342	1,526	1,421
Rest of EMEA1)	2,542	2,170	2,524	2,170

Total EMEA	3,975	3,512	4,050	3,591
United States	1,849	1,734	1,837	1,718
Rest of Americas	658	556	650	534

Total Americas	2,507	2,290	2,487	2,252
Japan	340	308	336	306
Rest of Asia Pacific Japan	619	495	568	456

Total Asia Pacific Japan	959	803	904	762

	7,441	6,605	7,441	6,605

1)	Europe, Middle East, Africa,

	Property, plant, and equipment, net		Intangible assets, net
€ millions	2007	2006	2007	2006

Germany	923	858	217	150
Rest of EMEA1)	135	133	36	1

Total EMEA	1,058	991	253	151

United States	167	152	138	95
Rest of Americas	13	10	14	18

Total Americas	180	162	152	113
Japan	4	4	0	0
Rest of Asia Pacific Japan	74	49	0	0
Total Asia Pacific Japan	78	53	0	0

	1,316	1,206	405	264

1)	Europe, Middle East, Africa,
Due to the large number of the customers we serve, there is no single customer whose business with us accounted for a material portion of our total revenue.
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements   137

(29) Board of Directors

Executive Board

Prof. Dr. Henning Kagermann
Chief Executive Officer
Overall responsibility for SAP’s strategy and business
development,
product development for large enterprises,
Global Communications,
Internal Audit, Top Talent Management

Léo Apotheker
Deputy Chief Executive Officer
Sales, Consulting, Education, Marketing,
Partner Management
Dr. Werner Brandt
Chief Financial Officer
Finance and Administration, Shared Services,
SAP Ventures, Global Intellectual Property,
Mergers & Acquisitions

Prof. Dr. Claus E. Heinrich
Labor Relations Director
Global Human Resources, Internal SAP IT, SAP Labs network, Internal Business Processes
Gerhard Oswald
Global Service and Support,
SAP Business ByDesign
John Schwarz (from March 1, 2008)
Chief Executive Officer of Business Objects
Business Objects business unit, including product development, go-to-market activities, and services and support
Dr. Peter Zencke
Application Platform, Research,
SAP Business ByDesign, SAP Business One

Shai Agassi (until March 31, 2007)
Product development and technology, Industry solutions,
Product and industry marketing
Information as at December 31, 2007, or as at the date on which membership in the SAP Executive Board ended.

Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 20071) (excluding former Executive Board members)
Supervisory Board, Deutsche Bank AG,
Frankfurt am Main, Germany
Supervisory Board, Münchener Rückversicherungs-
Gesellschaft AG, Munich, Germany
Board of Directors, Nokia Corporation, Espoo, Finland
(from May 3, 2007)

Supervisory Board, AXA, Paris, France

Supervisory Board, LSG Lufthansa Service Holding AG,
Neu-Isenburg, Germany
Supervisory Board, QIAGEN N.V., Venlo, The Netherlands
(from June 20, 2007)

Board of Directors, Synopsys, Inc., Mountain View,
California, USA

Supervisory Board, SupplyOn AG, Hallbergmoos, Germany
Supervisory Board, MeVis Medical Solutions AG,
Bremen, Germany (from August 22, 2007)

1)	Memberships on supervisory boards and comparable governing bodies of SAP’s subsidiaries can be obtained from the Company on request.
138     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Supervisory Board

Prof. Dr. h. c. mult. Hasso Plattner2), 4), 5), 7)
Chairman of the Supervisory Board
Lars Lamadé1),4),7)
Deputy Chairman
Project Manager Service & Support
Pekka Ala-Pietilä5)
Co-founder and CEO Blyk Ltd. London, Great Britain

Thomas Bamberger1),3)(from May 10, 2007)
Head of Operations Global Service & Support
Chief Controlling Officer Research & Breakthrough
Innovation Chief Controlling Officer
Global Service & Support
Panagiotis Bissiritsas1),2),6) (from May 10, 2007)
Support Expert
Willi Burbach1), 5),7)
Developer
Helga Classen1),4),7)
Chairperson of the Works Council of SAP AG and
SAP Hosting AG & Co. KG
Prof. Dr. Wilhelm Haarmann2),6),7)
Attorney-at-law, certified public
auditor, certified tax advisor HAARMANN
Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater,
Wirtschaftsprüfer, Frankfurt am Main, Germany
Peter Koop1), 5) (from May 10, 2007)
Industry Business Development Expert
Membership on other supervisory boards and comparable governing bodies of enterprises other than SAP on December 31, 2007 (excluding former Supervisory Board members)

Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London,
Great Britain
Board of Directors, CVON Limited, London, Great Britain
Board of Directors, CVON Innovations Limited, London,
Great Britain
Board of Directors, Blyk Services Oy, Helsinki, Finland
Board of Directors, CVON Innovation Services Oy, Turku,
Finland (from February 9, 2007)
Board of Directors, CVON Future Limited, London, UK
(from February 5, 2007)
Board of Directors, HelloSoft Inc., San José, USA
(from February 1, 2007)

Supervisory Board, Aareon AG, Mainz, Germany
Supervisory Board, Vodafone Holding GmbH, Düsseldorf,
Germany

IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements     139

Dr. Gerhard Maier1), 2), 3)
Development project manager
Dr. h. c. Hartmut Mehdorn4)
Chairman of the Executive Board,
Deutsche Bahn AG, Berlin, Germany

Prof. Dr.-Ing. Dr. h. c. Dr. Ing. E.h. Joachim Milberg2), 5), 7)
(from May 10, 2007)
Chairman of the Supervisory Board BMW AG,
Munich, Germany

Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer3), 6)
Professor at Saarland University, Saarbrücken, Germany

Dr. Erhard Schipporeit3)
Management Consultant

Supervisory Board, DB Netz AG, Frankfurt am Main,
Germany
Supervisory Board, DEVK Deutsche Eisenbahn
Versicherung Lebensversicherungsverein a.G., and
DEVK Deutsche Eisenbahn Versicherung Sach- und
HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am
Main, Germany
Supervisory Board, DB Magnetbahn GmbH, Munich,
Germany

Supervisory Board, Bertelsmann AG, Gütersloh, Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company, Moline, Illinois,
USA
Supervisory Board. MAN AG, Munich, Germany
(until May 10, 2007)
Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, imc information multimedia
communication AG, Saarbrücken, Germany
Board of Trustees, Hasso-Plattner-Stiftung für Software-
systemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag und
Druckerei GmbH, Saarbrücken, Germany
Member of the Senate, Fraunhofer-Gesellschaft zur Förde-
rung der angewandten Forschung e.V., Munich, Germany
Supervisory Board, Deutsche Messe AG, Hanover,
Germany (from August 28, 2007)
Supervisory Board, Commerzbank AG, Frankfurt am
Main, Germany (until January 31, 2007)
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG, Frankfurt am
Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Hannover Rückversicherung AG,
Hanover, Germany (from May 3, 2007)
Supervisory Board, Career Concept AG, Munich,
Germany (from December 7, 2007)
Board of Directors, TUI Travel PLC, London, Great Britain
(from October 21, 2007)

140     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Stefan Schulz1), 5), 6)
Development Project Manager
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer5)
(from May 10, 2007)
Member of the Corporate Executive Committee of
Siemens AG, Munich, Germany

Members of the Supervisory Board until May 10, 2007
Bernhard Koller
Manager of idea management
Christiane Kuntz Mayr
Development architect
Dr. Barbara Schennerlein
Principal consultant
Dr. Dieter Spöri
Head of Corporate Representation Federal Affairs, Daimler AG,
Berlin, Germany
Dr. h. c. Klaus Tschira
Managing Director, Klaus Tschira Foundation gGmbH,
Heidelberg, Germany
Information as at December 31, 2007, or as at the date on which membership in the SAP Supervisory Board ended.

1)	Elected by the employees.

2)	Member of the Company’s Compensation Committee.

3)	Member of the Company’s Audit Committee.

4)	Member of the Company’s Mediation Committee.

5)	Member of the Company’s Technology Committee.

6)	Member of the Company’s Finance and Investment Committee.

7)	Member of the Company’s General Committee.

Supervisory Board, BSH Bosch und Siemens Hausgeräte
GmbH, Munich, Germany
Supervisory Board, Deutsche Messe AG, Hanover,
Germany
Supervisory Board, Infineon Technologies AG, Munich,
Germany
Chairman of the Advisory Board, Siemens S.A., Lisbon,
Portugal
Chairman of the Advisory Board, Siemens Ltd., Beijing,
China
Supervisory Board, Siemens Ltd., Mumbai, India
Supervisory Board, LEONI AG, Nürnberg, Germany
(from May 3, 2007)

IFRS Financial Reports 2007 — SAP Group - Consolidated Financial Statements      141

The total compensation of the Executive Board members for fiscal year 2007 amounted to €25 million (2006: €38 million including an additional nonrecurring share-based compensation). This amount includes €3 million (2006: €4 million) fixed and €18 million (2006: €13 million) performance-related compensation as well as €4 million (2006: €5 million) regular share-based compensation. The regular share-based compensation corresponds to the fair value of the 486,594 stock options (2006: 170,945), issued to Executive Board members during the year. In 2007, the projected benefit obligation for pensions to Executive Board members decreased €1 million (2006: 0 million) to €16 million (2006: €17 million).
Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 3, 2008, the total annual compensation of the Supervisory Board members amounted to €2 million (2006: €2 million). This amount includes €1 million (2006: €1 million) fixed, €1 million (2006: €1 million) variable compensation, and €0.08 million (2006: €0.07 million) committee remuneration. The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.
During fiscal year 2007, the pension payments to former Executive Board members were €1 million (2006: €1 million). The projected benefit obligation of pensions as at December 31, 2007, for former Executive Board members was €12 million (2006: €13 million).
SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2007 or in 2006.
On December 31, 2007, members of the Executive Board held a total of 86,515 SAP shares (December 31, 2006: 287,384 SAP shares), members of the Supervisory Board held a total of 128,993,710 SAP shares (December 31, 2006: 262,623,884).
Detailed information on the different elements of the compensation as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP’s Compensation Report which is part of the Review of SAP Group Operations and of SAP’s Annual Report on Form 20-F, and which is available on SAP’s Web site.
(30) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities as presented in Note 29. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only which were immaterial to SAP in all periods presented.
Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is a SAP partner with which we generated revenues which were immaterial to SAP in all periods presented.
In March 2005, we entered into agreements with Besitz-gesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named ,,SAP Arena” (together with the right to use the SAP logo for certain purposes) and we received the right to use certain reserved seating in the arena and to hold certain events in the arena. The fees paid by SAP to SAP Arena were immaterial to SAP in all periods presented.
142    IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial in all periods presented.
At no point in the years ending December 31, 2007 and 2006, did the Company grant loans to any member of SAP AG’s Executive Board and Supervisory Board. During the years ending December 31, 2007 and 2006, there were no significant transactions between the Company and the major shareholders as outlined in Note 20.
As discussed in Note 12, we have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board amounting to a face value of €63 million and €62 million, on December 31, 2007 and 2006, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options or convertible bonds.
(31) Principal Accountant Fees and Services

At SAP AG’s Annual General Meeting of Shareholders held on May 10, 2007, SAP’s shareholders mandated KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaft-sprüfungsgesellschaft, Frankfurt am Main/Berlin (KPMG Germany), to serve as SAP AG’s independent auditors for the 2007 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services in 2007 and the previous year:

€ millions	2007	2006
Audit fees	8.3	7.4
Audit related fees	0.2	0.6
Tax fees	0.0	0.1
All other fees	0.3	0.4
	8.8	8.5
“Audit fees” are the aggregate fees billed by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. “Audit-related fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-on procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on Group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category “All other fees” include other support services, such as training and expert advice on issues unrelated to accounting and taxes.
For services provided by KPMG Germany we recorded expenses of €2.7 million in 2007 (2006: €2.9 million) of which €2.5 million (2006: €2.5 million) were for audit services, €0.002 million (2006: €0.03 million) for tax services, and €0.2 million (2006: €0.4 million) for other services.
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements    143

E. Other Information Mandatory under German Law
(32) German Code of Corporate Governance

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, section 161 of the German Stock Corporation Act requires that listed companies publicly state every year the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.
In 2007 and 2006, the Executive Boards and Supervisory Boards of both SAP AG and SAP’s publicly traded subsidiary SAP Systems Integration AG (SAP SI) issued the required declarations of implementation. These statements are available on the Web sites of SAP AG and SAP SI respectively.
(33) Financial Reporting Exemptions

Pursuant to HGB, section 264 (3) or section 264b, the following subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure:
•	SAP Deutschland AG & Co. KG, Walldorf

•	SAP Hosting AG & Co. KG, St. Leon-Rot

•	Steeb Anwendungssysteme GmbH, Abstatt

•	SAP Passau GmbH & Co. KG, Passau

•	SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf

•	SAP Beteiligungsverwaltungs GmbH, Walldorf

•	SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf

•	SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf

•	SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf.
144    IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

(34) Subsidiaries, At-equity Investments, and Other Investments as at December 31, 2007

					Number
		Sales	Net income/		of employees
		revenues in	loss (-) for	Equity as at	as at
	Ownership	20071)	20071)	Dec. 31, 20071)	Dec. 31, 20072)
Name and location of company	%	€(000)	€(000)	€(000)
I. Subsidiaries
Germany
SAP Deutschland AG & Co. KG, Walldorf	100	2,168,865	518,005	1,092,381	3,479
SAP Systems Integration AG, Dresden4)	100	367,143	66,334	451,754	1,582
SAP Hosting AG & Co. KG, St. Leon-Rot5)	100	91,340	9,258	18,135	243
Steeb Anwendungssysteme GmbH, Abstatt6)	100	66,939	1,766	10,274	208
SAP Passau GmbH & Co. KG, Passau	100	9,152	444	444	1
Wicom Communications GmbH, Aschheim3)	100	596	18	34	4
Virsa Deutschland GmbH, Walldorf4)	100	15	104	- 16	0
SAP Beteiligungs GmbH, Walldorf	100	3	2	40	0
SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf4), 6)	100	0	26,258	329,591	0
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 6)	100	0	14,251	504,665	0
SAP Portals Europe GmbH, Walldorf4)	100	0	2,776	119,471	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100	0	6	35	0
OutlookSoft Deutschland GmbH, Neuss3), 4)	100	0	6	- 154	0
SAP Beteiligungsverwaltungs GmbH, Walldorf	100	0	0	107	0
eSAP Beteiligungs GmbH, Walldorf	100	0	0	29	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100	0	0	26	0
SAP Foreign Holdings GmbH, Walldorf	100	0	0	26	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf 6)	100	0	0	25	0
SAP Consulting Beteiligungs GmbH, Walldorf	100	0	- 1	25	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100	0	- 6	639,593	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf 6)	100	0	- 7	804,854	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100	0	- 604	12,690	0

Rest of Europe, Middle East, Africa
SAP (UK) Limited, Feltham, Great Britain	100	564,583	64,041	136,185	769
SAP France S.A., Paris, France	100	445,552	34,429	55,226	610
SAP (Schweiz) AG, Biel, Switzerland	100	407,605	65,158	93,569	582
S.A.P. ITALIA Sistemi Applicazioni Prodotti in data processing S.p.A., Milan, Italy4)	100	254,088	22,672	149,355	462
S.A.P. Nederland B.V., ‘s-Hertogenbosch, The Netherlands4)	100	249,206	44,660	197,720	406
Limited Liability Company “SAP CIS”, Moscow, Russia	100	233,605	31,395	87,569	475
SAP Österreich GmbH, Vienna, Austria	100	200,481	22,700	52,941	455
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100	176,533	16,938	103,282	359
SYSTEMS APPLICATIONS AND PRODUCTS IN DATA PROCESSING (NV SAP BELGIUM SA), Brussels, Belgium4)	100	161,186	13,765	55,426	251
SAP Danmark A/S, Copenhagen, Denmark	100	127,693	15,397	25,463	152
Systems Applications Products (Africa) (Pty) Ltd, Johannesburg, South Africa	100	105,044	- 237	85,559	310
SAP Svenska Aktiebolag, Stockholm, Sweden	100	100,884	8,671	20,487	115
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements     145

as at December 31, 2007

						Number
			Sales	Net income/		of employees
			revenues in	loss (-) for	Equity as at	as at
	Ownership		20071)	20071)	Dec. 31, 20071)	Dec. 31, 20072)
Name and location of company	%		€(000)	€(000)	€(000)
SAP ČR, spol. s r.o., Prague, Czech Republic	100		99,884	15,578	40,196	218
SAP Finland Oy, Espoo, Finland	100		87,221	10,284	29,814	106
SAP Norge AS, Lysaker, Norway	100		64,954	5,599	21,825	88
SAP SSC (Ireland) Limited, Dublin, Ireland	100		55,640	1,863	21,987	699
SAP Polska Sp. z o.o., Warsaw, Poland	100		55,180	6,542	22,073	129
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço de Arcos, Portugal	100		55,128	5,766	35,060	129
SAP Portals Israel Ltd., Ra’anana, Israel 4)	100		52,040	13,294	35,140	284
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft, Budapest, Hungary	100		49,528	2,886	15,704	413
SAP Public Services (Pty) Ltd, Johannesburg, South Africa4)	70		42,105	7,519	21,133	31
SAP Labs Israel Ltd., Ra’anana, Israel	100		40,559	1,227	4,837	334
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100		35,272	4,471	10,249	52
SAP Slovensko s.r.o., Bratislava, Slovakia	100		32,143	2,346	20,524	127
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A., Athens, Greece	100		24,449	2,103	1,278	50
SAP Business Services Center Europe s.r.o., Prague, Czech Republic	100		21,289	1,902	2,383	325
SAP LABS France S.A.S., Mougins, France	100		20,217	1,603	8,781	170
Limited Liability Company “SAP Ukraine”, Kiev, Ukraine	100		16,547	477	6,329	40
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100		14,634	613	1,760	440
SAP Slovenia d.o.o., Ljubljana, Slovenia	100		11,065	- 285	4,084	25
SAP Romania SRL, Bucharest, Romania	100		10,228	- 219	1,235	45
SAP Middle East & North Africa LLC, Dubai, United Arab Emirates3)	49	7)	10,088	1,113	62,802	33
SAP Ireland Limited, Dublin, Ireland	100		9,030	- 275	- 1,367	17
SAP EMEA Inside Sales S.L., Barcelona, Spain	100		7,166	281	353	72
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100		6,242	459	1,090	9
SAP d.o.o., Zagreb, Croatia	100		5,592	- 1,320	- 272	20
SAP Kazakhstan LLP, Almaty, Kazakhstan	100		5,064	- 315	738	13
SAP West Balkans LLC, Belgrade, Yugoslavia	100		4,825	- 908	147	39
Merlin Systems Oy, Espoo, Finland3), 4)	100		3,973	371	458	20
MaXware AS, Trondheim, Norway3), 4)	100		3,570	875	16,861	20
TomorrowNow (UK) Ltd., Feltham, Great Britain4)	100		3,448	- 1,237	- 3,001	16
Wicom Communications Oy, Espoo, Finland3)	100		3,205	- 3,429	37,123	46
OutlookSoft Limited, London, Great Britain3), 4)	100		2,721	- 1,226	- 3,413	0
SAP Manage Ltd, Ra’anana, Israel	100		2,662	- 1,342	- 937	31
SAP CYPRUS LTD, Nicosia, Cyprus4)	100		1,625	- 66	- 2,158	2
TomorrowNow Nederland B.V., Amsterdam, The Netherlands	100		1,444	- 913	- 1,033	10
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100		1,041	157	- 952	4
OutlookSoft Italia S.r.l., Milan, Italy3), 4)	100		1,008	399	- 407	1
OutlookSoft EURL, Paris, France3), 4)	100		727	308	- 1,853	2
SAP Saudi Arabia Software Trading LLC., Riyadh, Saudi-Arabia3)	51		630	142	7,436	0
OutlookSoft (Suisse) S.A., Nyon, Switzerland 3), 4)	100		264	- 236	- 1,831	3
OutlookSoft Nederland, BV, Rotterdam, The Netherlands3), 4)	100		252	43	85	0
MaXware UK Ltd, Ascot, Great Britain3), 4)	100		168	22	132	0
Silk Europe, NV, Diegem, Belgium3), 4)	100		85	- 28	2,126	0
Wicom Communications B.V., DenHaag, The Netherlands3), 4)	100		75	1	7	1
146     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

as at December 31, 2007

					Number
		Sales	Net income/		of employees
		revenues in	loss (-) for	Equity as at	as at
	Ownership	20071)	20071)	Dec. 31, 20071)	Dec. 31, 20072)
Name and location of company	%	€(000)	€(000)	€(000)
SAP UAB (Lithuania), Vilnius, Lithuania3)	100	59	- 199	54	3
SAP Estonia OÜ, Tallinn, Estonia3)	100	49	44	47	0
Wicom Communications (UK) Ltd., Guildford, Great Britain3)	100	46	3	1	0
Virsa Systems Limited, Berkshire, Great Britain4)	100	0	156	66	0
SAP Business, Paris, France3), 4)	100	0	0	37	0
Merlin Communications Ltd Oy, Espoo, Finland3), 4)	100	0	0	24	0
SAP Commercial Services Ltd., Valetta, Malta	100	0	0	1	0
SAP Malta Investments Ltd., Valetta, Malta	100	0	0	1	0
Khimetrics LTD, London, Great Britain4)	100	0	0	0	0
SAP Public Services BEE Investment Trust (Pty) Ltd i.L., Johannesburg, South Africa4)	100	0	0	0	0
Ithinqcom (Pty) Ltd, Johannesburg, South Africa4)	100	0	0	- 67	0
Wicom Communications AB, Kista, Sweden3), 4)	100	0	- 1	10	2
Ambin Properties (Pty) Ltd, Johannesburg, South Africa4)	100	0	- 49	- 321	0
SAP Latvia SIA, Riga, Latvia3)	100	0	- 116	138	3
SAP Saudi Arabia Software Services LLC., Riyadh, Saudi-Arabia3)	100	0	- 449	23,790	8
Millsgate Holding B.V., Amsterdam, The Netherlands3), 4)	100	0	0	0	0

Americas
SAP America, Inc., Newtown Square, Pennsylvania, USA	100	2,501,509	165,731	1,398,187	5,133
SAP Labs, LLC, Palo Alto, California, USA4)	100	343,474	8,767	71,190	1,467
SAP Canada Inc., Toronto, Canada	100	342,570	12,377	154,712	1,003
SAP Public Services, Inc., Washington, D.C., USA4)	100	257,015	29,328	213,487	253
SAP Brasil Ltda, São Paulo, Brazil	100	247,924	13,584	63,916	733
SAP Global Marketing Inc., New York, New York, USA	100	177,796	1,526	13,398	342
SAP México S.A. de C.V., Mexico City, Mexico	100	167,084	11,231	33,055	377
SAP Retail, Inc., Scottsdale, Delaware, USA4)	100	142,252	12,257	316,249	323
SAP Andina y del Caribe, C.A., Caracas, Venezuela	100	122,832	- 17,902	- 18,882	291
SAP Governance Risk & Compliance, Inc., Fremont, California, USA4)	100	88,476	27,852	304,150	116
SAP ARGENTINA S.A., Buenos Aires, Argentina	100	83,083	8,603	14,254	396
SAP International, Inc., Miami, Florida, USA4)	100	31,155	2,061	7,155	52
OutlookSoft Corporation, Stamford, Connecticut, USA3), 4)	100	29,090	- 4,358	251,621	146
TomorrowNow, Inc., Bryan, Texas, USA4)	100	15,588	- 14,385	- 13,202	116
Frictionless Commerce, Inc., Cambridge, Massachusetts, USA4)	100	10,476	721	31,782	0
Triversity Corporation, Bristol, Pennsylvania, USA4)	100	4,764	715	5,857	0
SAP Government Support and Services, Inc., Newtown Square, Pennsylvania, USA4)	100	4,061	177	- 737	18
SAP Georgia LLC, Newtown Square, Pennsylvania, USA4)	100	1,058	- 849	9,264	0
MaXware, Inc., King of Prussia, Pennsylvania, USA3), 4)	100	326	- 76	- 547	0
SAP Properties, Inc., Newtown Square, Pennsylvania, USA4)	100	236	- 134	4,862	0
SAP Financial Inc., Toronto, Canada4)	100	0	30,373	- 9,582	0
SAP Investments, Inc., Wilmington, Delaware, USA4)	100	0	22,979	526,653	0
Frictionless Foreign Holding Company, Cambridge, Massachusetts, USA	100	0	0	0	0
110405, Inc., Palo Alto, California, USA	100	0	- 1	14,190	0
Khimetrics Canada, Inc., Montreal, Canada4)	100	0	- 169	0	0
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements     147

as at December 31, 2007

					Number
		Sales	Net income/		of employees
		revenues in	loss (-) for	Equity as at	as at
	Ownership	20071)	20071)	Dec. 31, 20071)	Dec. 31, 20072)
Name and location of company	%	€(000)	€(000)	€(000)
Asia Pacific Japan
SAP JAPAN Co., Ltd., Tokyo, Japan	100	461,255	34,923	206,604	1,348
SAP Australia Pty Limited, Sydney, Australia	100	224,664	20,700	86,739	465
SAP INDIA PRIVATE LIMITED, Bangalore, India	100	211,367	37,369	123,293	1,006
SAP (Beijing) Software System Co., Ltd., Beijing, China	100	156,757	14,281	46,842	1,741
SAP Asia Pte Ltd, Singapore	100	118,772	2,815	10,927	515
SAP Labs India Private Limited, Bangalore, India	100	117,563	5,793	17,821	3,871
SAP Korea Ltd., Seoul, Korea	100	84,015	7,258	19,045	194
SAP MALAYSIA SDN BHD, Kuala Lumpur, Malaysia	100	40,458	3,995	16,796	135
SAP TAIWAN CO., LTD., Taipeh, Taiwan	100	29,023	3,529	6,390	53
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand	100	28,934	3,292	24,402	50
SAP HONG KONG CO. LIMITED, Hong Kong, China	100	27,289	1,845	7,973	60
SAP New Zealand Limited, Auckland, New Zealand	100	25,151	1,580	14,907	36
PT SAP Indonesia, Jakarta, Indonesia	100	13,281	4,682	5,856	44
SAP PHILIPPINES, INC., Makati, Philippines	100	12,143	1,197	7,491	33
TIM System Inc., Seoul, Korea4)	100	4,754	906	15,446	31
TomorrowNow Singapore Pte Ltd., Singapore4)	100	1,185	- 492	- 1,568	13
TomorrowNow Australia Pty Ltd, Sydney, Australia	100	1,148	- 190	- 284	7
Virsa Systems Private Limited, Chandigarh, India4)	100	651	182	58	0
SAPMarkets Asia Pacific Solutions Pte Ltd, Singapore	100	0	6,939	104	0
SAP INDIA (HOLDING) PTE LTD, Singapore	100	0	- 10	251	0

II. At-equity Investments
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16	16,438	1,447	6,101	725
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil 4)	17	4,036	48	62	0
Pandesic LLC i.L., Newtown Square, Pennsylvania, USA4)	50	0	0	0	0
Greater Pacific Capital (Cayman), L.P., George Town, Cayman Islands	4	no data available
148     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

as at December 31, 2007

Name and location of company
III. Other Investments (ownership 5 or more percent)
Abaco Mobile, Inc., Alpharetta, Georgia, USA
Apriso Corporation, Long Beach, California, USA
Avokia, Inc., Toronto, Canada
Conformia Software, Inc., Sunnyvale, California, USA
Dacos Software GmbH, Saarbrücken, Germany
Datria Systems, Inc., Englewood, Colorado, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
Human Resource Management & Consulting Co., Ltd., Tokyo, Japan
Ignite Technologies, Inc., Frisco, Texas, USA
iTAC Software AG, Dernbach, Germany
Metallect Corp., Plano, Texas, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Munich, Germany
Onventis GmbH, Stuttgart, Germany
OpsTechnology, Inc., San Francisco, California, USA
Orbian Corporation Ltd., Hamilton, Bermuda, USA
Particle Computer GmbH, Karlsruhe, Germany
Ping Identity Corporation, Denver, Colorado, USA
Powersim Corporation, Herndon, Virginia, USA
Questra Corporation, Redwood City, California, USA
Realize Corporation, Tokyo, Japan
Reva Systems Corporation, Chelmsford, Massachusetts, USA
Selero, Inc., Denver, Colorado, USA
SocialText, Inc., Palo Alto, California, USA
Sonoa Systems, Inc., Santa Clara, California, USA
SupplyOn AG, Hallbergmoos, Germany
T3C, Inc., Sunnyvale, California, USA
Venture-Capital Beteiligung GbR mbH, Stuttgart, Germany
Virtual Iron Software, Inc., Massachusetts, USA
Visiprise, Inc., Alpharetta, Georgia, USA
VoiceObjects Inc., San Mateo, California, USA
Zend Technologies, Ltd., Cupertino, California, USA

1)	These figures are based on our local U.S. GAAP financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2007, including managing directors.

3)	Consolidated for the first time in 2007.

4)	Represents a wholly or majority owned entity of a subsidiary.

5)	A portion of SAP’s external hosting revenue is not included here but in the revenue figures of the subsidiaries which sell the services to the customers.

6)	Company with profit and loss transfer agreement.

7)	The remaining shares are held by a trustee.
IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements     149

Declaration of the Executive Board
To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Review of Group Operations includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the Group.
Walldorf, March 18, 2008
SAP AG
Walldorf, Baden
The Executive Board

/s/ Kagermann
Kagermann

/s/ Apotheker	/s/ Brandt
Apotheker	Brandt

/s/ Heinrich	/s/ Oswald
Heinrich	Oswald

/s/ Schwarz	/s/ Zencke
Schwarz	Zencke
150     IFRS Financial Reports 2007 — SAP Group — Consolidated Financial Statements

Financial Calendar
2008
April 30
Preliminary results for the first quarter of 2008
June 3
Annual General Meeting of Shareholders,
Mannheim, Germany
June 4
Dividend payment
July 29
Preliminary results for the second quarter of 2008
October 28
Preliminary results for the third quarter of 2008
2009
January 29
Preliminary results for fiscal year 2008
Press and analyst conference and teleconference
May 20
Annual General Meeting of Shareholders,
Mannheim, Germany
May 22
Dividend payment
IFRS Financial Reports 2007 — SAP Group — Other Information     151

Addresses	For more information about the matters discussed in this Annual Report, please contact:

Group Headquarters	Investor Relations
Europe and Asia:
SAP AG	Tel. +49 6227 74 15 51
Dietmar-Hopp-Allee 16	Fax +49 6227 74 08 05
69190 Walldorf	E-mail investor@sap.com
Germany	Internet www.sap.de/investor

Tel. +49 6227 74 74 74	Americas:
Fax +49 6227 75 75 75	Tel. +1 877 727 78 62
E-mail info@sap.com	Fax +1 212 653 96 02
Internet www.sap.com	E-mail investor@sap.com
Internet www.sap.com/investor

The addresses of all our international subsidiaries and sales partners are on the Internet at	Press
www.sap.com/contactsap.	Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-mail press@sap.com
Internet www.sap.de/press
Publications for Shareholders
The following publications are available from SAP Investor Relations:
▪	SAP Group Annual Report (U.S. GAAP, in English or German)
▪	IFRS Financial Reports SAP Group (in English or German)
▪	Annual Report on Form 20-F (in English)
▪	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)
▪	SAP Quarterly Reports (in English or German)
▪	SAP INVESTOR magazine (in English or German)
All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.
Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:
▪	SAP’s Articles of Incorporation
▪	German Stock Corporation Act, Section 161, Declaration Concerning SAP AG’s Implementation of the German Corporate Governance Code
▪	SAP’s Principles of Corporate Governance
▪	SAP’s Code of Business Conduct
▪	Information about the management of the company, including the directors on the governing bodies
▪	Details of the directors’ dealings in SAP shares
▪	Shareholder meeting papers and ballot results
152     IFRS Financial Reports 2007 — SAP Group — Other Information

Publication Details
Publisher
SAP AG
Global Communications
Design and Production
Kuhn, Kammann & Kuhn AG, Cologne, Germany
Printing
ColorDruck GmbH, Leimen, Germany
Copyright
©2008 SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Trademarks and Service Marks
SAP, R/3, xApps, xApp, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services and the associated logos are trade or service or registered trade or service marks of SAP AG in Germany and many other countries in the world. All other mentioned product and service names are marks or registered marks of their respective companies.
This English translation of the SAP Annual Report is provided for convenience only; the German original is definitive.
IFRS Financial Reports 2007 — SAP Group — Other Information     153

Group Headquarters
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
www.wap.com
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